As confidentially submitted to the Securities and Exchange Commission on March 29, 2019.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PELOTON THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	27-3349428
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2330 Inwood Road, Suite 226

Dallas, Texas 75235

(972) 629-4100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John A. Josey, Ph.D.

President and Chief Executive Officer

Peloton Therapeutics, Inc.

2330 Inwood Road, Suite 226

Dallas, Texas 75235

(972) 629-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth A. Clark Tony Jeffries Jennifer Knapp Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	John R. Moore General Counsel Peloton Therapeutics, Inc. 2330 Inwood Road, Suite 226 Dallas, Texas 75235 (972) 629-4100	Divakar Gupta Brent B. Siler Darren DeStefano Mark Ballantyne Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company.” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$	$

(1)	Includes offering price of any additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2019

                Shares

COMMON STOCK

This is an initial public offering of shares of common stock by Peloton Therapeutics, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $                 and $                 per share.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “PLTX.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to                  additional shares of our common stock at the initial public offering price less underwriting discounts and commissions to cover over-allotments. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2019.

J.P. Morgan	Citigroup	Jefferies

Prospectus dated                 , 2019.

Through and including                 , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Peloton,” or “the Company” refer to Peloton Therapeutics, Inc.

Overview

We are a clinical stage biopharmaceutical company focused on translating novel scientific insights into first-in-class medicines for patients with cancer and other debilitating or life-threatening conditions. We are initially targeting HIF-2α, a transcription factor which was previously thought to be intractable using a small molecule. We are a leader in the field of HIF-2α biology and pioneered the first HIF-2α inhibitor drug candidate to enter into clinical development. Our lead drug candidate, PT2977, has shown clinical proof of concept in patients with advanced or metastatic clear cell renal cell carcinoma (“mRCC”), and we plan to initiate an international Phase 3 clinical trial in previously treated mRCC patients in the second half of 2019. PT2977 is also in a Phase 2 clinical trial in patients with von Hippel-Lindau disease (“VHL disease”) associated renal cell carcinoma (“RCC”) in the United States and Europe. VHL disease is a familial cancer syndrome that commonly gives rise to renal cell tumors. There are currently no approved drugs for VHL disease and we intend to seek orphan drug designation for PT2977 in this indication. We also have another HIF-2α inhibitor drug candidate, PT2567, in preclinical development for non-oncology indications. In addition to our HIF-2α programs, we are expanding our pipeline with research-stage programs based on harnessing the ubiquitin proteasome system and targeting the extracellular enzyme CD73. We have retained global development and commercialization rights to all of our drug candidates.

Our Development Pipeline

The following chart depicts the current state of our development programs.

Hypoxia-inducible factor-2α (“HIF-2α”) is a transcription factor that, in part, regulates the body’s response to diminished availability of oxygen. In normal adult physiology, when sufficient oxygen is available, HIF-2α is largely inactive as it is efficiently degraded by prolyl hydroxylase (“PHD”) enzymes and the ubiquitin proteasome system. Under low oxygen conditions (“hypoxia”), the degradation system is inactive, and HIF-2α transcriptional activity is enhanced. This leads to the expression of a variety of proteins, including factors associated with the production of new red blood cells and the formation of new blood vessels.

In certain disease settings, the HIF-2α transcription mechanism can be usurped to drive aberrant blood vessel growth, cell proliferation and other ill effects. For instance, HIF-2α can be dysregulated by defects in the ubiquitin proteasome system. Specifically, the VHL tumor suppressor, a component of that system, is inactivated in both VHL disease and in the vast majority of RCC. Inactivation of the VHL tumor suppressor leads to the aberrant activation of HIF-2α, a key oncogenic driver in RCC. There is also evidence suggesting that hypoxia is correlated with poor prognosis and results in activation of HIF-2α in glioblastoma multiforme (“GBM”), the most common malignant primary brain tumor. Furthermore, in pulmonary arterial hypertension (“PAH”), a progressive orphan pulmonary disease, and certain other diseases, diminished expression of PHD enzymes also leads to increased HIF-2α activity. We are working to identify other diseases for which we may be able to leverage our expertise in HIF-2α biology.

We are led by a management team that has extensive experience in drug design, discovery and development, including previous senior roles at leading biopharmaceutical companies. Since our inception, we have raised approximately $304 million in equity capital from leading life science investors. We have assembled a scientific advisory board comprised of advisors who have deep expertise in our disease targets, genomics, drug development and drug discovery as well as translational medicine.

We own or in-license a patent portfolio consisting of over 15 patent families, including issued U.S. patents, pending U.S. patent applications, pending Patent Cooperation Treaty applications and corresponding pending patent applications and issued patents in a number of key international markets. This portfolio covers compositions of matter, methods of treatment and combination therapies. We own issued U.S. patents that cover methods of treatment and compositions of matter of PT2977 and PT2567 that are expected to start to expire in 2034, excluding any patent term adjustments and any patent term extensions.

Our HIF-2α Inhibitor Drug Candidates

Our lead drug candidate, PT2977, is an oral HIF-2α inhibitor that demonstrated potency and selectivity in multiple prelinical assays and models. We are initially focused on developing PT2977 for the treatment of kidney cancer, specifically mRCC and VHL disease-associated RCC. HIF-2α is aberrantly activated in these diseases as a result of the inactivity of the VHL tumor suppressor. This inactivation of the VHL tumor suppressor is observed in over 90% of clear cell RCC, the most common form of kidney cancer.

According to the American Cancer Society, there will be over 70,000 new cases of kidney cancer and over 14,000 deaths from kidney cancer in the United States in 2019. Approximately 70% to 80% of kidney tumors are clear cell RCCs. About one-third of RCC patients are diagnosed with advanced or metastatic disease. VHL disease affects about one in 36,000 live births. We estimate that there are approximately 20,000 VHL disease patients in the United States and European Union. Patients with VHL disease frequently develop multiple tumors, with RCC being a common manifestation and a leading cause of death of VHL patients. There are currently no approved drugs for the manifestations of this orphan disease. While we intend to seek orphan drug designation from the U.S. Food and Drug Administration (“FDA”) for PT2977 in VHL, there can be no assurance that the FDA will grant us orphan drug designation for this or any other indication.

In our ongoing Phase 1/2 dose-escalation and dose-expansion clinical trial involving patients with mRCC, PT2977 has shown clinical proof of concept. In this trial, 55 mRCC patients who had received a median of three prior lines of therapy were treated at the planned Phase 3 once daily dose of PT2977. As of January 1, 2019, we had observed a 22% confirmed partial response (“PR”) rate and 56% of patients had stable disease (“SD”) for an overall clinical benefit rate of 78%. Median follow-up for this cohort is 9.0 months and the median progression-free survival (“PFS”) has not yet been reached. PR is defined as an at least 30% decrease in the sum of diameters of target lesions, taking as reference the baseline sum diameters, PFS is defined as the time from randomization until objective tumor progression or death, whichever occurs first, and SD is defined as neither sufficient shrinkage to qualify for PR nor sufficient increase to qualify for progressive disease (at least a 20% increase in the sum of diameters of target lesions, taking as reference the smallest sum in the trial (this includes the baseline sum if that is the smallest in the trial)). This Phase 1/2 clinical trial was designed to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of PT2977, and in the Phase 2, dose-expansion portion in mRCC, anti-tumor activity was also evaluated. This trial was not designed to test any particular endpoint or to show statistical significance. Based on these clinical outcomes, the favorable tolerability profile to date and the novel mechanism of action, we see an opportunity for PT2977 to be a differentiated kidney cancer therapy.

We plan to initiate an international Phase 3 clinical trial of PT2977 in previously treated mRCC patients in the second half of 2019. Efficacy endpoints will include PFS, overall survival (“OS”) and objective response rate (“ORR”). OS is defined as the time from randomization until death from any cause and is measured in the intent-to-treat population and ORR is defined as the sum of the percent of patients achieving a complete response plus the percent of patients achieving a PR. Quality of life, safety, tolerability and pharmacokinetics of PT2977 will also be evaluated.

We are also currently evaluating PT2977 in earlier lines of therapy for mRCC, notably in an ongoing Phase 2 combination trial with cabozantinib, a vascular endothelial growth factor receptor (“VEGFR”) targeting agent. The primary objective of the trial is to evaluate the efficacy of the combination as measured by ORR. Secondary objectives include other measures of efficacy including duration of response (“DOR”), PFS and OS. Safety, tolerability and pharmacokinetics of the combination will also be evaluated. We also plan to conduct a trial of PT2977 in combination with immunotherapy.

In addition, we are conducting a Phase 2 clinical trial of PT2977 in VHL disease-associated RCC in the United States and Europe and expect to complete enrollment in the first half of 2019. The primary objective of the trial is the evaluation of safety and efficacy as measured by ORR. Secondary objectives include other measures of efficacy such as DOR. The potential impact of PT2977 on VHL disease-associated non-RCC tumors will also be assessed. We also intend to evaluate the tolerability and pharmacokinetics of PT2977 in this trial.

We believe the biological rationale is strong for HIF-2α inhibition in this patient group, and no drug has been approved for this condition. Based on results from a clinical trial of our earlier HIF-2α inhibitor, PT2385, conducted by the Adult Brain Tumor Consortium suggesting potential clinical benefit, we are also evaluating PT2977 in GBM patients with recurrent disease in an expansion arm of our Phase 1/2 clinical trial. Due to the high variability in drug exposure observed in patients treated with PT2385, we refocused our efforts on advancing the development of PT2977. The objective of this expansion arm of our Phase 1/2 clinical trial is to evaluate the efficacy, safety and pharmacokinetics of PT2977 in the recurrent GBM patient population. Efficacy assessments will include PFS at six months, radiographic response rate (response assessment in neuro-oncology criteria, an established set of criteria for assessing response to treatment of GBM) and OS. Safety, tolerability and pharmacokinetics of PT2977 will also be evaluated.

If the results of our ongoing and planned clinical trials are positive, we intend to discuss the regulatory pathway for PT2977 with the FDA and the European Medicines Agency (“EMA”), including the potential for an accelerated pathway.

We are also developing PT2567, an oral HIF-2α inhibitor, for non-oncology indications. Based on a strong biological rationale and preclinical activity, we are initially advancing PT2567 for PAH. There are approximately 500 to 1,000 new cases of PAH diagnosed each year in the United States. We also plan to explore development of this compound in inflammatory bowel disease. We believe that PT2567’s novel mechanism of action coupled with the ability we have observed of our HIF-2α inhibitors to combine with certain other therapies, give PT2567 the potential to provide benefit to patients afflicted with these debilitating diseases. PT2567 has completed toxicology evaluation, and we plan to file an investigational new drug application with the FDA in 2020 with PAH as the initial indication.

Preclinical Research

Our research efforts beyond HIF-2α are largely focused on the ubiquitin proteasome system. This system serves as the “waste disposal” machinery within the cell to destroy or recycle unneeded or damaged proteins. This machinery tags proteins destined for destruction by attaching several copies of a small protein called ubiquitin. Tagging is accomplished by ubiquitin ligases and once multiple ubiquitins are attached to the target protein, the proteasome can recognize and degrade it. The selectivity and specificity of the process are normally driven by the unique protein recognition features of the particular ubiquitin ligase family member. Leveraging our expertise in modulating complex protein-protein interactions that drive disease, our research focuses on repurposing members of this ubiquitin proteasome system to degrade disease-associated proteins.

Our research on the tumor microenvironment and hypoxia has also led to a program targeting the extracellular enzyme CD73. Many cancers usurp the anti-inflammatory adenosinergic pathway to avoid immune surveillance, thereby reducing the effectiveness of immunotherapy. CD73 is the rate-limiting enzyme in the production of extracellular adenosine from adenosine triphosphate. Its expression is increased in several cancers and in some patients who have become refractory to anti-PD-1 therapy.

Our Strategy

Our goal is to improve the lives of patients suffering from cancer and other debilitating or life-threatening conditions through the discovery, development and commercialization of new oral medications. Key components of our strategy are to:

•	capitalize on our leading position in the field of HIF-2α biology;

•	rapidly develop PT2977 for the treatment of mRCC;

•	rapidly develop PT2977 for pathologies associated with VHL disease;

•	expand oncology indications for PT2977, leading with our efforts in GBM;

•	develop PT2567 in PAH and in additional non-oncology indications;

•	continue our research efforts to further expand our pipeline;

•	capitalize on the commercial opportunity of our drug candidates across global markets; and

•	evaluate strategic partnering and collaboration opportunities to accelerate development timelines and expand into therapeutic areas outside of our core areas of expertise.

Risks Associated with Our Business

Our ability to execute on our business strategy is subject to a number of risks, which are discussed more fully in the section titled “Risk Factors.” You should carefully consider these risks before making an investment in our common stock. These risks include, among others, the following:

•	We have a limited operating history, have not initiated or completed any large-scale or pivotal clinical trials, and have no products approved for commercial sale.

•	We have incurred significant net losses since inception and we expect to continue to incur significant net losses for the foreseeable future.

•	Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve a number of objectives.

•	Even if this offering is successful, we will require substantial additional capital to finance our operations.

•	We are substantially dependent on the success of our lead drug candidate, PT2977, which is currently in clinical trials.

•	We may be unable to obtain U.S. or foreign regulatory approval and, as a result, may be unable to commercialize our drug candidates.

•	The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable.

•

The clinical trials of our drug candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities or otherwise produce positive results.

•	The market opportunities for PT2977 in mRCC may be relatively small as it may be limited for use as a second or third line therapy in patients who have failed prior treatments.

•	The sizes of the patient populations suffering from some of the diseases we are targeting are relatively small and based on estimates that may not be accurate.

•	The manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production.

•	If we are unable to obtain and maintain intellectual property protection for our technologies and drug candidates, we may not be able to compete effectively in our market.

Corporate Information

We were incorporated in Delaware in August 2010 under the name Damascus Pharmaceutics, Inc. We changed our name to Peloton Therapeutics, Inc. in June 2011. Our principal executive offices are located at 2330 Inwood Road, Suite 226, Dallas, Texas 75235. Our telephone number is (972) 629-4100. Our website address is www.pelotontherapeutics.com. Information contained on the website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

We use Peloton Therapeutics™, the Peloton Therapeutics logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the TM symbol, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (“JOBS Act”). We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the U.S. Securities and Exchange Commission. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, upon completion of this offering we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	We intend to use the net proceeds from this offering, together with our existing cash resources, as follows: (1) to fund the development of our lead drug candidate, PT2977; (2) to fund the development of PT2567; (3) to fund new and ongoing activities for our research-stage programs; and (4) to fund general research and development activities, working capital and other general corporate activities. See the section titled “Use of Proceeds” for more information.

Risk factors	See the section titled “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“PLTX”

The number of shares of our common stock to be outstanding after this offering is based on the 82,978,692 shares of our common stock outstanding as of December 31, 2018 (including convertible preferred stock on an as-converted basis), and excludes the following:

•	5,968,196 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2018 with a weighted-average exercise price of $0.83 per share;

•	3,570,900 shares of common stock issuable upon the exercise of options granted after December 31, 2018 with an exercise price of $1.73 per share;

•

1,464,495 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan, as amended, as of December 31, 2018, which shares will be added to the shares to be reserved for future issuance under our 2019 Equity Incentive Plan (“2019 Plan”);

•

39,448,810 shares of common stock issuable upon the conversion of 39,448,810 shares of Series E convertible preferred stock issued in February 2019, at a purchase price of $3.81 per share, for aggregate net proceeds of $150.2 million; and

•

            shares of common stock reserved for future issuance under our 2019 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise of outstanding options;

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering;

•

the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 73,728,207 shares of our common stock (not including the 39,448,810 shares of common stock issuable upon the conversion of 39,448,810 shares of Series E convertible preferred stock issued in February 2019), which will occur immediately prior to the closing of this offering; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the statement of operations data for the years ended December 31, 2017 and 2018, and the balance sheet data as of December 31, 2017 and 2018, from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future. You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the information in the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2017	2018
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Operating expenses:
Research and development	$23,075	$31,559
General and administrative	4,745	5,533

Total operating expenses	27,820	37,092

Loss from operations	(27,820)	(37,092)
Other income:
Interest and other income	362	1,021
Fair value adjustments to Series D purchase rights	2,526	—

Total other income	2,888	1,021

Net loss	(24,932)	(36,071)

Net loss per share, basic and diluted(1)	$(3.40)	$(4.37)

Weighted-average number of shares outstanding, basic and diluted	7,338,805	8,254,263

Pro forma net loss per share, basic and diluted – unaudited(1)		$(0.45)

Pro forma weighted-average number of shares outstanding, basic and diluted – unaudited(1)		79,406,066

(1)	See Note 9 to our financial statements appearing at the end of this prospectus for further details on the calculation of our historical and pro forma basic and diluted net loss per share.

	As of December 31, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$29,886	$29,886
Working capital(4)	23,079	23,079
Total assets	32,368	32,368
Convertible preferred stock	149,398	—
Accumulated deficit	(129,354)	(129,354)
Total stockholders’ (deficit) equity	(125,618)	23,780

(1)

The pro forma balance sheet data gives effect to the automatic conversion of 73,728,207 outstanding shares of our convertible preferred stock which will occur immediately prior to the closing of this offering, resulting in an aggregate of 82,978,692 outstanding shares of common stock.

(2)

Reflects the pro forma adjustments described in footnote (1) above and to the issuance and sale of                  shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, and total stockholders’ equity by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ equity by $        million. The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(4)	We define working capital as current assets less current liabilities. See our audited financial statements for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our common stock.

Risks Related to Our Financial Position and Need for Additional Capital

We have a limited operating history, have not initiated or completed any large-scale or pivotal clinical trials, and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are a clinical stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We have no products approved for commercial sale and have not generated any revenue from product sales. To date, we have devoted substantially all of our resources and efforts to organizing and staffing our company, business planning, raising capital, discovering, identifying and developing potential drug candidates, securing related intellectual property rights and conducting preclinical studies and clinical trials of our drug candidates, including Phase 1/2 and Phase 2 clinical trials of PT2977, our lead drug candidate. We have not yet demonstrated our ability to successfully initiate and complete any large-scale or pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our future success or viability than it could be if we had a longer operating history.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical stage biopharmaceutical companies in rapidly evolving fields. We also may need to transition from a company with a research focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We have incurred significant net losses since inception and we expect to continue to incur significant net losses for the foreseeable future.

We have incurred net losses in each reporting period since our inception, have not generated any revenue from product sales to date and have financed our operations principally through private placements of our preferred stock. Our net loss was $24.9 million and $36.1 million for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $129.4 million. Our lead drug candidate, PT2977, is in clinical trials, and we plan on filing an investigational new drug application (“IND”) with the U.S. Food and Drug Administration (“FDA”) for our drug candidate, PT2567, in 2020. Our other programs are in preclinical research. As a result, we expect that it will be several years, if ever, before we have a commercialized product and generate revenue from product sales. Even if we succeed in receiving marketing approval for and commercializing one or more of our drug candidates, we expect that we will continue to incur substantial research and development and other expenses in order to discover, develop and market additional potential products.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our working capital and our ability to achieve and maintain profitability.

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve a number of objectives.

Our business depends entirely on the successful discovery, development and commercialization of our drug candidates. We currently generate no revenues from sales of any products. We have no products approved for commercial sale and do not anticipate generating any revenue from product sales for the next several years, if ever. Our ability to generate revenue and achieve profitability depends significantly on our ability, or any future collaborator’s ability, to achieve a number of objectives, including:

•	successful and timely completion of preclinical and clinical development of our drug candidates, including PT2977, PT2567 and any other future drug candidates;

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establishing and maintaining relationships with contract research organizations (“CROs”) and clinical sites for the clinical development, both in the United States and internationally, of our drug candidates, including PT2977, PT2567 and any other future drug candidates;

•	timely receipt of marketing approvals from applicable regulatory authorities for any drug candidates for which we successfully complete clinical development;

•	making any required post-marketing approval commitments to applicable regulatory authorities;

•	developing an efficient and scalable manufacturing process for our drug candidates, including obtaining finished products that are appropriately packaged for sale;

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establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for drug candidates that we develop, if approved;

•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•	a continued acceptable safety profile following any marketing approval of our drug candidates;

•	commercial acceptance of our drug candidates by patients, the medical community and third-party payors;

•	identifying, assessing and developing new drug candidates;

•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protecting our rights in our intellectual property portfolio;

•	defending against third-party interference or infringement claims, if any;

•	negotiating favorable terms in any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our drug candidates;

•	obtaining coverage and adequate reimbursement by hospitals, government and third-party payors for drug candidates that we develop;

•	addressing any competing therapies and technological and market developments; and

•	attracting, hiring and retaining qualified personnel.

We may never be successful in achieving our objectives and, even if we do, may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for, PT2977 and our other drug candidates. Even if one or more of the drug candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved drug candidate. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency (“EMA”) or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. In addition, if we obtain marketing approval for any of our drug candidates, including PT2977, we expect to incur significant commercialization expenses related to drug sales, marketing, manufacturing and distribution. Because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any drug candidate we develop. Following this offering, we also expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations.

As of December 31, 2018, we had $29.9 million in cash and cash equivalents. In February 2019, we issued and sold 39,448,810 shares of Series E convertible preferred stock at a price of $3.81, generating net proceeds of $150.2 million. We estimate that our net proceeds from this offering will be approximately $                , assuming an initial public offering price of $                , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our estimate as to how long we expect the net proceeds from this offering, together with our existing cash and cash equivalents, to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We plan to use the net proceeds from this offering to fund our ongoing clinical trials and planned Phase 3 clinical trial of PT2977, our planned Phase 1 clinical trial of PT2567, new and ongoing activities for our research-stage programs and general research and development activities, working capital and other general corporate activities. Advancing the development of PT2977, PT2567 and any other drug candidates will require a significant amount of capital. The net proceeds from this offering and our existing cash and cash equivalents will not be sufficient to fund all of the activities that are necessary to complete the development of PT2977 or PT2567.

We will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, which may dilute our stockholders or restrict our operating activities. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts.

Risks Related to the Discovery, Development and Commercialization of Our Drug Candidates

We are substantially dependent on the success of our lead drug candidate, PT2977, which is currently in clinical trials. If we are unable to complete development of, obtain approval for and commercialize PT2977 for one or more indications in a timely manner, our business will be harmed.

Our future success is dependent on our ability to timely complete clinical trials, obtain marketing approval for and successfully commercialize PT2977, our lead drug candidate, for one or more indications. We are investing the majority of our efforts and financial resources in the research and development of PT2977 for multiple indications. We plan to initiate an international Phase 3 clinical trial in previously treated metastatic clear cell renal cell carcinoma (“mRCC”) patients in the second half of 2019. We are currently evaluating PT2977 in a Phase 2 clinical trial in von Hippel-Lindau disease (“VHL disease”) associated renal cell carcinoma (“RCC”), a Phase 2 clinical trial in combination with cabozantinib, a VEGFR-targeting agent, in mRCC, a Phase 1/2 dose-escalation and dose-expansion clinical trial in patients with mRCC and an expansion arm of our Phase 1/2 clinical trial in glioblastoma multiforme (“GBM”). PT2977 will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, marketing approval from government regulators, substantial investment and significant marketing efforts before we can generate any revenues from product sales. We are not permitted to market or promote PT2977, or any other drug candidate, before we receive marketing approval from the FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of PT2977 will depend on several factors, including the following:

•	the successful and timely completion of our ongoing clinical trials of PT2977;

•	the initiation and successful patient enrollment and completion of additional clinical trials of PT2977 on a timely basis;

•	maintaining and establishing relationships with CROs and clinical sites for the clinical development of PT2977 both in the United States and internationally;

•	the frequency and severity of adverse events in the clinical trials;

•	the efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority for marketing approval;

•	the timely receipt of marketing approvals for PT2977 from applicable regulatory authorities;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers for clinical development of PT2977;

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the maintenance of existing, or the establishment of new, scaled production arrangements with third-party manufacturers to obtain finished products that are appropriate for commercial sale of PT2977 if approved;

•	obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	the protection of our rights in our intellectual property portfolio;

•	the successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors; and

•	our ability to compete with other therapies.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize PT2977, which would materially harm our business. If we do not receive marketing approvals for PT2977, we may not be able to continue our operations.

In addition to our lead drug candidate, PT2977, we are also dependent upon the clinical, regulatory and commercial success of our drug candidate PT2567.

In addition to PT2977, we have also invested substantial efforts and financial resources in the research and development of our drug candidate PT2567, an oral HIF-2α inhibitor for non-oncology indications. We are initially developing PT2567 for pulmonary arterial hypertension (“PAH”), a progressive orphan pulmonary disease, and plan to expand development of this compound in inflammatory bowel disease. PT2567 has completed toxicology evaluation, and we plan to file an IND in 2020 with PAH as the initial indication.

Given the stage of development of PT2567, its success is most subject to the risks associated with initiating, conducting and completing the planned Phase 1 clinical trial and future clinical trials, including risks associated with:

•	obtaining regulatory permission to initiate clinical trials;

•	the successful enrollment of patients in, and completion of, clinical trials of PT2567 on a timely basis;

•	the timely manufacture of sufficient quantities of PT2567 for use in clinical trials;

•	adverse events in the clinical trials; and

•	our ability to demonstrate efficacy, safety and tolerability profiles of PT2567 that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority.

Even if we are able to successfully complete the necessary clinical trials for PT2567, its success will still remain subject to the risks associated with obtaining regulatory approval from the FDA and being commercialized as described elsewhere in this “Risk Factors” section. Accordingly, we cannot assure you that we will be able to advance PT2567 further through final clinical development or obtain regulatory approval of, commercialize or generate significant revenue from PT2567. If we cannot do so, or are significantly delayed in doing so, our business will be materially harmed.

Our long term prospects depend in part upon discovering, developing and commercializing additional drug candidates, which may fail in development or suffer delays that adversely affect their commercial viability.

Our future operating results are dependent on our ability to successfully discover, develop, obtain regulatory approval for and commercialize drug candidates other than PT2977 and PT2567. All of our programs, other than PT2977, are in preclinical research. A drug candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for drug candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical testing or early clinical trials of a drug candidate may not be predictive of the results that will be obtained in later stage clinical trials of the drug candidate.

The success of other drug candidates we may develop will depend on many factors, including the following:

•	generating sufficient data to support the initiation or continuation of clinical trials;

•	obtaining regulatory permission to initiate clinical trials;

•	contracting with the necessary parties to conduct clinical trials;

•	successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

•	the timely manufacture of sufficient quantities of the drug candidate for use in clinical trials; and

•	adverse events in the clinical trials.

Even if we successfully advance any other drug candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this “Risk Factors” section. Accordingly, we cannot assure you that we will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from our other drug candidates.

The inhibition of HIF-2α is a novel and unproven therapeutic approach and our development of PT2977 and PT2567 may never lead to a marketable product.

We are developing PT2977 for its ability to bind to HIF-2α and inhibit HIF-2α’s role in the recognition of specific DNA sequences in target genes, thereby preventing the expression of potentially disease-promoting proteins. We are also developing PT2567 as a HIF-2α inhibitor for non-oncology indications. To our knowledge, no one has advanced a drug candidate with this mechanism of action into clinical development. The scientific evidence to support the feasibility of developing these drug candidates is both preliminary and limited. For instance, even though PT2977 has shown promising results in preclinical studies and early-stage clinical trials, we may not succeed in demonstrating safety and efficacy of PT2977 in larger-scale clinical trials, including our planned international Phase 3 clinical trial in mRCC patients. Advancing PT2977 and PT2567 as novel products to inhibit HIF-2α creates significant challenges for us, including:

•	obtaining marketing approval, as obtaining regulatory approval of a HIF-2α inhibitor from the FDA, EMA or other regulatory authorities has never been done before;

•	educating medical personnel regarding the potential efficacy and safety benefits, as well as the challenges, of incorporating our drug candidates, if approved, into treatment regimens; and

•	establishing the sales and marketing capabilities upon obtaining any marketing approvals to gain market acceptance.

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our drug candidates, we will be unable to generate product revenue and our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the drug candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our drug candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve our drug candidates for a more limited indication or a narrower patient population than we originally requested. We have not submitted for, or obtained, regulatory approval for any drug candidate, and it is possible that none of our existing drug candidates or any drug candidates we may seek to develop in the future will ever obtain regulatory approval.

Further, development of our drug candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, a U.S. federal government shutdown or budget sequestration, such as ones that occurred during 2013, 2018 and 2019, may result in significant reductions to the FDA’s budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our drug candidates or obtain regulatory approval for our drug candidates.

Applications for our drug candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

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the FDA, EMA or other comparable foreign regulatory authorities may determine that our drug candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our drug candidates may not be sufficient to support the submission of a New Drug Application (“NDA”), or other submission or to obtain regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that a drug candidate’s risk-benefit ratio for its proposed indication is acceptable;

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the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our drug candidates, which would significantly harm our business, results of operations and prospects.

The clinical trials of our drug candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities or otherwise produce positive results.

Before obtaining marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for the sale of our drug candidates, we must complete preclinical development and extensive clinical trials to demonstrate the safety and efficacy of our drug candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

We do not know whether our future clinical trials will begin on time or enroll patients on time, or whether our ongoing and/or future clinical trials will be completed on schedule or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining regulatory approval to commence a trial;

•	reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

•	obtaining institutional review board approval for each clinical trial site;

•	recruiting suitable patients to participate in a trial;

•	patients failing to comply with trial protocol or dropping out of a trial;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	the need to add new clinical trial sites; or

•	manufacturing sufficient quantities of drug candidate for use in clinical trials.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent receipt of marketing approval or our ability to commercialize our drug candidates, including:

•	receipt of feedback from regulatory authorities that requires us to modify the design of our clinical trials;

•	negative or inconclusive clinical trial results that may require us to conduct additional clinical trials or abandon certain drug development programs;

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the number of patients required for clinical trials being larger than anticipated, enrollment in these clinical trials being slower than anticipated or participants dropping out of these clinical trials at a higher rate than anticipated;

•	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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the suspension or termination of our clinical trials for various reasons, including non-compliance with regulatory requirements, a finding that our drug candidates have undesirable side effects or other unexpected characteristics or risks;

•	the cost of clinical trials of our drug candidates being greater than anticipated;

•	the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates being insufficient or inadequate; and

•	regulators revising the requirements for approving our drug candidates.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may incur unplanned costs, be delayed in obtaining marketing approval, if at all, receive more limited or restrictive marketing approval, be subject to additional post-marketing testing requirements or have the drug removed from the market after obtaining marketing approval.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our drug candidates are safe and effective for use in a diverse population before we can seek marketing approvals for their commercial sale. Success in preclinical studies and early-stage clinical trials does not mean that future clinical trials will be successful. For instance, due to the high variability in drug exposure observed in patients treated with PT2385, our first molecule to enter the clinic, we discontinued development of this drug candidate. Furthermore, we do not know whether PT2977 or PT2567 will perform in current or future clinical trials as PT2977 or PT2567 have performed in preclinical studies and, with respect to PT2977, prior clinical trials. Drug candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA, EMA and other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials. Additionally, because inhibition of the HIF-2α has never been developed or commercialized, the FDA, EMA and other comparable foreign regulatory authorities may require us to demonstrate safety earlier, or to a greater degree, than would otherwise be required for drug candidates having more established mechanisms of action. These regulatory authorities may also limit the scope of later-stage trials until we have demonstrated satisfactory safety, which could delay regulatory approval, limit the size of the patient population to which we may market our drug candidates, or prevent regulatory approval.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with our drug candidates may also be undergoing surgical, radiation and chemotherapy treatments and may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to our drug candidate. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes.

We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain marketing approval to market our drug candidates.

Interim and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish or report interim or preliminary data from our clinical trials. For example, we have reported interim data from our ongoing Phase 1/2 clinical trial as of January 1, 2019, elsewhere in this prospectus. Interim or preliminary data from clinical trials that we may conduct may not be indicative of the final results of the trial and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Interim or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim or preliminary data. As a result, interim or preliminary data should be viewed with caution until the final data are available.

Our drug candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our drug candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. The degree of market acceptance of any of our approved drug candidates will depend on a number of factors, including:

•	the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

•	the timing of market introduction of the drug candidate as well as competitive products;

•	the clinical indications for which the drug candidate is approved;

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restrictions on the use of our drug candidates, such as boxed warnings or contraindications in labeling, or a risk evaluation and mitigation strategy, if any, which may not be required of alternative treatments and competitor products;

•	the potential and perceived advantages of drug candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement, as well as pricing, by third-party payors, including government authorities;

•	the availability of the approved drug candidate for use as a combination therapy;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the effectiveness of sales and marketing efforts;

•	unfavorable publicity relating to our drug candidates; and

•	the approval of other new therapies for the same indications.

If any of our drug candidates is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that drug candidate and our financial results could be negatively impacted.

If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. In particular, because certain of our clinical trials are focused on indications with relatively small patient populations, such as for patients with VHL disease-associated RCC, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate.

Patient enrollment may be affected if our competitors have ongoing clinical trials for drug candidates that are under development for the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors’ drug candidates. We are currently enrolling patients in our VHL disease-associated RCC Phase 2 clinical trial of PT2977 in the United States and Europe, and we expect to complete enrollment in the first half of 2019. Patient enrollment for this trial and any of our other clinical trials may also be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	availability and efficacy of approved drugs for the disease under investigation;

•	patient eligibility criteria for the trial in question as defined in the protocol;

•	perceived risks and benefits of the drug candidate under study;

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clinicians’ and patients’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients;

•	continued enrollment of prospective patients by clinical trial sites; and

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the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may be late-stage cancer patients, will not survive the full terms of the clinical trials.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our drug candidates and jeopardize our ability to obtain marketing approval for the sale of our drug candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

We expect to develop PT2977 and potentially other drug candidates in combination with other therapies, which exposes us to additional risks.

We intend to develop PT2977, and may develop other drug candidates, in combination with one or more currently approved cancer therapies. Specifically, we are currently evaluating PT2977 in an ongoing Phase 2 combination trial with cabozantinib, a VEGFR-targeting agent, and we plan to conduct a trial of PT2977 in combination with immunotherapy. Patients may not be able to tolerate our drug candidates in combination with other therapies. Even if any drug candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with our drug candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our drug candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate PT2977 or any other future drug candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. We will not be able to market and sell PT2977 or any drug candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA, EMA or other comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with PT2977 or any drug candidate we develop, we may be unable to obtain approval of or market PT2977 or any drug candidate we develop.

The market opportunities for our lead drug candidate, PT2977, in mRCC may be relatively small as it may be limited for use as a second or third line therapy in patients who have failed prior treatments.

Cancer therapies are sometimes characterized as first line, second line or third line, and the FDA often approves new therapies initially only for a particular line of use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, usually chemotherapy, antibody drugs, tumor-targeted small molecules, hormone therapy, radiation therapy, surgery or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. Third line therapies can include hematopoietic stem cell transplantation in certain cancers, chemotherapy, antibody drugs and small molecule tumor-targeted therapies, more invasive forms of surgery and new technologies. We expect to initially seek approval of PT2977 as a second or third line therapy for patients with mRCC. Subsequently, if we prove it to be sufficiently safe and beneficial, we would expect to seek approval of PT2977 as a second line therapy and potentially as a first line therapy, but there is no guarantee that PT2977, even if approved as a second or third or subsequent line of therapy, would be approved for an earlier line of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials. Consequently, the potentially addressable patient population for PT2977 may be extremely limited or may not be amenable to treatment with PT2977.

The sizes of the patient populations suffering from some of the diseases we are targeting are relatively small and based on estimates that may not be accurate.

We are developing our drug candidates for certain indications with relatively small patient populations, such as VHL disease-associated RCC and PAH. Our projections of both the number of people who have the diseases we are targeting, as well as the subset of people with these diseases in a position to receive a particular line of therapy and who have the potential to benefit from treatment with PT2977, PT2567 and any other future drug candidates, are estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys and studies conducted by third parties and patient foundations, and may prove to be incorrect. Further, new therapies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for PT2977, PT2567 and any other future drug candidates may be limited or may not be amenable to treatment with PT2977, PT2567 and any other products, if approved. Even if we obtain significant market share for PT2977, PT2567 and any other products, if approved, relatively small potential target populations for certain indications we are targeting means we may never achieve profitability without obtaining market approval for additional indications.

Any drug candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of our drug candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of our drug candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our drug candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any drug candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any drug candidate for which we obtain marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a drug candidate does not assure that other payors will also provide coverage for the drug candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical drug candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific drug candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our drug candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as our drug candidates. In many countries, particularly the countries of the European Union, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our drug candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our drug candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If we are unable to establish or sustain coverage and adequate reimbursement for any future drug candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those drug candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the drug candidates we develop, our commercial opportunities will be negatively impacted.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and drug candidates. Our competitors have developed, are developing or may develop products, drug candidates and processes competitive with our drug candidates. Any drug candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop drug candidates. In addition, our products may need to compete with off-label drugs used by physicians to treat the indications for which we seek approval. This may make it difficult for us to replace existing therapies with our products.

In particular, there is intense competition in the fields of oncology and other non-oncology indications we are pursuing. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new drug candidates.

We expect to face competition from existing products and products in development for each of our drug candidates. While we are not aware of any other company or organization that is conducting clinical trials of a drug candidate that inhibits HIF-2α, there are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies, such as Bayer AG, Bristol-Myers Squibb Company, Eisai Inc., Exelixis, Inc., Genentech, Inc., Merck & Co., Inc., Novartis AG, Onyx Pharmaceuticals, Inc., Pfizer Inc. and Prometheus Laboratories, Inc. Such treatments include immunotherapy antibodies targeting CTLA-4 (Yervoy) and PD-1/PD-L1 (Bavencio, Keytruda, Opdivo and Tecentriq), anti-angiogenesis agents (Avastin, Cabometyx, Inlyta, Lenvima, Nexavar, Sutent and Votrient), mTOR inhibitors (Afinitor and Torisel), interleukin 2 (Proleukin), alkylating agents (Temodar), anti-angiogenesis agents (Avastin) and small molecule drugs such as traditional chemotherapy.

Many of these current and potential competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources and commercial expertise than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the drug candidates that we develop obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result of all of these factors, our competitors may succeed in obtaining approval from the FDA, EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing products in our field before we do.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the drug candidate we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by our competitors may render our technologies or drug candidates obsolete, less competitive or not economical. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

We have limited resources and are currently focusing our efforts on developing PT2977 and PT2567 for particular indications. As a result, we may fail to capitalize on other drug candidates or indications that may ultimately have proven to be more profitable.

We are currently focusing our resources and efforts on developing PT2977 and PT2567 for particular indications. As a result, because we have limited resources, we may forgo or delay pursuit of opportunities for other indications or with other drug candidates that may have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development activities for PT2977 and PT2567 may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target markets for PT2977, PT2567 or any of our other programs, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other strategic arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate or program.

Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources and substantial monetary awards to trial participants or patients. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our drug candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

We may be unable to obtain U.S. or foreign regulatory approval and, as a result, may be unable to commercialize our drug candidates.

Our drug candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new drug can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. We cannot provide any assurance that any drug candidate we may develop will progress through required clinical testing and obtain the regulatory approvals necessary for us to begin selling them.

We have not conducted, managed or completed large-scale or pivotal clinical trials nor managed the regulatory approval process with the FDA or any other regulatory authority. The time required to obtain approvals from the FDA and other regulatory authorities is unpredictable, and requires successful completion of extensive clinical trials which typically takes many years, depending upon the type, complexity and novelty of the drug candidate. The standards that the FDA and its foreign counterparts use when evaluating clinical trial data can and often changes during drug development, which makes it difficult to predict with any certainty how they will be applied. We may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, or changes in FDA policy during the period of drug development, clinical trials and FDA regulatory review.

Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on our ability to generate revenue from the particular drug candidate for which we developing and seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which we may market the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a Risk Evaluation and Mitigation Strategy (“REMS”), plan as part of approving a NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

Our current or future drug candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

In order to obtain marketing approval for any of our drug candidates, we must demonstrate the safety and efficacy of the drug candidate for the relevant clinical indication or indications we are seeking through preclinical studies and clinical trials as well as additional supporting data. If our drug candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected drug candidate and may harm our business, financial condition and prospects significantly.

We are evaluating PT2977 in an ongoing Phase 1/2 dose-escalation and dose-expansion trial involving patients with mRCC, and have opened an additional expansion arm of this trial in patients with recurrent GBM. We are also currently evaluating PT2977 in a Phase 2 clinical trial in patients with VHL disease-associated RCC and, in combination with the VEGFR-targeting agent cabozantinib, in a Phase 2 trial in patients with mRCC. Although we have conducted various preclinical studies and completed early-stage clinical trials, we cannot guarantee that any positive results of this early testing will successfully translate to patients in ongoing trials or any larger scale or later-stage clinical trials. Failure can occur at any time during a clinical trial process. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical testing and initial clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for their products.

Among the 55 mRCC patients who received PT2977 in our ongoing Phase 1/2 clinical trial at the planned Phase 3 dose, the most common all-grade adverse events were anemia (75%), fatigue (64%), dyspnea (44%), nausea (33%) and peripheral edema (29%) as of January 1, 2019. Anemia (20%) and hypoxia (11%) were the most common Grade 3 adverse events. There were two patients who had treatment-related study drug discontinuations and three other patients who had treatment-related study drug dose reductions. One death during the treatment period was reported for a patient with a history of hypertension, high cholesterol and coronary artery bypass who had a cardiac arrest and died due to ventricular fibrillation. The death was not attributed to treatment with PT2977.

Patients in our ongoing and planned clinical trials may in the future suffer other significant adverse events or other side effects not observed in our preclinical studies or previous clinical trials. Some of our drug candidates, such as PT2977, may be used as chronic therapies or be used in pediatric populations, for which safety concerns may be particularly scrutinized by regulatory agencies. In addition, if our drug candidates are used in combination with other therapies, our drug candidates may exacerbate adverse events associated with the therapy. Patients treated with our drug candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to our drug candidate, but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. For example, it is expected that some of the patients enrolled in our PT2977 clinical trials will die or experience major clinical events such as strokes, high blood pressure, vision problems, infections, brain swelling and loss of muscle coordination either during the course of our clinical trials or after such trials, which has occurred in the past.

If further significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that drug candidate altogether. We, the FDA, EMA, other comparable regulatory authorities or an institutional review board may suspend clinical trials of a drug candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

Further, if any of our drug candidates obtains marketing approval, toxicities associated with such drug candidates and not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. We cannot predict whether our drug candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

We plan to initiate an international Phase 3 clinical trial in patients with mRCC, and we are currently evaluating PT2977 in a Phase 2 trial in VHL disease-associated RCC in the United States and Europe. We may choose to conduct additional international clinical trials. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the United States population and United States medical practice; (2) the trials are performed by clinical investigators of recognized competence and pursuant to current good clinical practices regulations; and (3) audits by regulatory authorities of the clinical data do not identify significant data integrity issues. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our drug candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants marketing approval of a drug candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the drug candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our drug candidates will be harmed.

Even if our drug candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.

Any regulatory approvals that we may receive for our drug candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the drug candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our drug candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign regulatory authorities approve our drug candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our drug candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current good manufacturing practices (“cGMPs”) and good clinical practices (“GCPs”) for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:

•	delays in or the rejection of product approvals;

•	restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning or untitled letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production; and

•	imposition of restrictions on operations, including costly new manufacturing requirements.

Moreover, the FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our drug candidates, if approved, and generate revenue.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our drug candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our drug candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for PT2977 as a treatment for VHL disease-associated RCC, physicians may nevertheless use our product for their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our drug candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If we are required by the FDA to obtain approval of a companion diagnostic test in connection with approval of one of our drug candidates, and we do not obtain or face delays in obtaining FDA approval of a diagnostic device, we will not be able to commercialize the drug candidate and our ability to generate revenue will be materially impaired.

According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. If a satisfactory companion diagnostic is not commercially available, we may be required to create or obtain one that would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostic is time consuming and costly.

Companion diagnostics are developed in conjunction with clinical programs for the associated product and are subject to regulation as medical devices by the FDA and comparable regulatory authorities, and, to date, the FDA has required premarket approval of all companion diagnostics for cancer therapies. Generally, when a companion diagnostic is essential to the safe and effective use of a therapeutic product, the FDA requires that the companion diagnostic be approved before or concurrent with approval of the therapeutic product and before a product can be commercialized. The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific genetic alteration that the companion diagnostic was developed to detect.

If the FDA, EMA or a comparable regulatory authority requires approval of a companion diagnostic for any of our drug candidates, whether before or after the drug candidate obtains marketing approval, we, and/or future collaborators, may encounter difficulties in developing and obtaining approval for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory approval of a companion diagnostic could delay or prevent approval or continued marketing of our related drug candidates.

We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process for the companion diagnostic or in transferring that process to commercial partners or negotiating insurance reimbursement plans, all of which may prevent us from completing our clinical trials or commercializing our drug candidates, if approved, on a timely or profitable basis, if at all.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission (“SEC”) and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

We may not be able to obtain orphan drug designation or obtain or maintain orphan drug exclusivity for our drug candidates and, even if we do, that exclusivity may not prevent the FDA, EMA or other comparable foreign regulatory authorities, from approving competing products.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. If appropriate, we intend to seek orphan drug designation for PT2977 for VHL disease, and we may seek orphan drug designations for other indications or for other of our drug candidates. There can be no assurances that we will be able to obtain such designations.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity in the United States provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances. The applicable exclusivity period is ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even if we obtain orphan drug designation for a drug candidate, we may not be able to obtain or maintain orphan drug exclusivity for that drug candidate. We may not be the first to obtain marketing approval of any drug candidate for which we have obtained orphan drug designation for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug candidate any advantage in the regulatory review or approval process or entitles the drug candidate to priority review.

We may attempt to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

We may seek an accelerated approval pathway for our one or more of our drug candidates. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a drug candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the drug candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking such accelerated approval, we will seek feedback from the FDA and will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our drug candidate would result in a longer time period to commercialization of such drug candidate, could increase the cost of development of such drug candidate and could harm our competitive position in the marketplace.

We may face difficulties from changes to current regulations and future legislation.

Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, “ACA”), was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have passed. On December 22, 2017, President Trump signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018 (the “BBA”), among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare Part D drug plans. In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA-qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2027 unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. Additionally, on January 31, 2019, HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufactures to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Further, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (the “Right to Try Act”), was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug candidates that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its products available to eligible patients as a result of the Right to Try Act.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drug candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Our relationships with healthcare professionals, clinical investigators, CROs and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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the federal false claims and civil monetary penalties laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members. The information reported is publicly available on a searchable website, with disclosure required annually; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Some state laws require biotechnology companies to report information on the pricing of certain drug products. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For instance, the collection and use of health data in the European Union is governed by the General Data Protection Regulation (the “GDPR”), which extends the geographical scope of European Union data protection law to non-European Union entities under certain conditions, tightens existing European Union data protection principles, creates new obligations for companies and new rights for individuals. Failure to comply with the GDPR may result in substantial fines and other administrative penalties. The GDPR may increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the GDPR. This may be onerous and if our efforts to comply with GDPR or other applicable European Union laws and regulations are not successful, it could adversely affect our business in the European Union.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We intend to adopt a code of conduct prior to the closing of this offering, but it is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

We have an ongoing trial and plan to initiate additional trials in countries other than the United States. Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, we may be fined or other penalties could be imposed, including a denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell access to our products would likely adversely affect our business.

Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to Our Business

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the future success of our business. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our drug candidates will be limited and the potential for successfully growing our business will be harmed.

If we are unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market our drug candidates, we may not be able to successfully sell or market our drug candidates that obtain regulatory approval.

We currently do not have and have never had a marketing or sales team. In order to commercialize any drug candidates, if approved, we must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which we may have approval to sell or market our drug candidates. We may not be successful in accomplishing these required tasks.

Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize our drug candidates will be expensive and time-consuming, and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of our drug candidates that we obtain approval to market, if we do not have arrangements in place with third parties to provide such services on our behalf. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our drug candidates that receive regulatory approval or any such commercialization may experience delays or limitations. If we are unable to successfully commercialize our approved drug candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2018, we had 62 full-time employees, including 44 employees engaged in research and development. In order to successfully implement our development and commercialization plans and strategies, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical, FDA, EMA and other comparable foreign regulatory agencies’ review process for PT2977, PT2567 and any other future drug candidates, while complying with any contractual obligations to contractors and other third parties we may have; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and, if approved, commercialize PT2977, PT2567 and any other future drug candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of clinical development and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by third party service providers is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of PT2977, PT2567 and any other future drug candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing third party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third party service providers, we may not be able to successfully implement the tasks necessary to further develop and commercialize PT2977, PT2567 and any other future drug candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors, consultants and third-party service providers, any potential future collaborators are vulnerable to damage from computer viruses, cybersecurity threats, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. If such an event were to occur and cause interruptions in our operations or result in the unauthorized acquisition of or access to personally identifiable information or individually identifiable health information (violating certain privacy laws such as HIPAA, Health Information Technology for Economic and Clinical Health Act and GDPR), it could result in a material disruption of our drug discovery and development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses and remediation costs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the lost data. We also rely on third parties to manufacture our drug candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our drug candidates could be delayed, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Our operations are vulnerable to interruption by fire, severe weather conditions, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

Our facility is located in a region which experiences severe weather from time to time. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major tornado, flood, fire, earthquake, power loss, terrorist activity or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Our net operating loss carryforwards (“NOLs”) could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. Our NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law. Under the Tax Act, our federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely, but the deductibility of federal NOLs generated in tax years beginning after December 31, 2017 is limited. It is uncertain if and to what extent various states will conform to the Tax Act. As of December 31, 2018, we had federal NOLs of approximately $129.9 million, which will begin to expire in various years ranging from 2031 to 2038.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change” (generally defined as a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change NOLs and certain other pre-change tax attributes to offset its post-change income and taxes may be limited. Similar rules may apply under state tax laws. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. We have not conducted any studies to determine annual limitations, if any, that could result from such changes in the ownership. Our ability to utilize those NOLs could be limited by an “ownership change” as described above and consequently, we may not be able to utilize a material portion of our NOLs and certain other tax attributes, which could have a material adverse effect on our cash flows and results of operations.

U.S. federal income tax reform could materially adversely affect our company.

On December 22, 2017, President Trump signed into law the Tax Act, which significantly revises the Code. The Tax Act, among other things, reduces the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, repeals the alternative minimum tax for corporations, limits the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), limits the deduction for NOLs carried forward from taxable years beginning after December 31, 2017, eliminates net operating loss carrybacks, and modifies or repeals many business deductions and credits. The overall impact of the Tax Act is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the Tax Act. The impact of the Tax Act on holders of our common stock is also uncertain and could be adverse. We urge our stockholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

A variety of risks associated with marketing our drug candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our drug candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements and reimbursement regimes in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the FCPA or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain intellectual property protection for our technologies and drug candidates, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technologies and products similar or identical to ours, and our ability to successfully commercialize our technologies and drug candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our technologies and drug candidates. We seek to protect our proprietary position by in-licensing intellectual property relating to our technologies and drug candidates and filing patent applications in the United States and abroad related to our technologies and drug candidates that are important to our business. If we or our licensors are unable to obtain or maintain patent protection with respect to our technologies and any drug candidates, our business, financial condition, results of operations and prospects could be materially harmed.

Changes in either patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

The patent positions of biotechnologies and pharmaceutical inventions generally are highly uncertain, involve complex legal and factual questions, and have been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technologies or drug candidates or which effectively prevent others from commercializing competitive technologies and products.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-license may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether any of our technologies and drug candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office (“USPTO”) or become involved in opposition, derivation, revocation, reexamination, post-grant review, inter partes review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technologies or drug candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings—such as opposition proceedings in a foreign patent office—that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technologies and products, or limit the duration of the patent protection of our technologies and drug candidates. Such proceedings also may result in substantial costs and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications are, or may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technologies. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on our technologies and drug candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnologies or pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and patent applications will be due to be paid to the USPTO and various non-U.S. patent agencies over the lifetime of our owned or licensed patents and patent applications. In certain circumstances, we may rely on our licensing partners to pay these fees due to the USPTO and non-U.S. patent agencies. The USPTO and non-U.S. patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We may also be dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technologies, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Prior to March 2013, in the United States, the first to invent an invention was entitled to a patent claiming the invention, while outside the United States, the first to file a patent application was entitled to the patent, assuming that other requirements for patentability were met. After March 2013, under the Leahy-Smith America Invents Act enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention, regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after the date of invention but before the filing date of our owned or in-licensed patent application could therefore be awarded a patent covering an invention of ours, even if we had made the invention before it was made by the third party. This will require us and our licensors to be aware going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technologies and the prior art allow our technologies to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (1) file any patent application related to our technologies or drug candidates or (2) invent any of the inventions claimed in our patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. These include allowing third party submissions of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because the evidentiary standard in USPTO proceedings is lower than the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid, even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use USPTO proceedings to invalidate our owned or in-licensed patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Accordingly, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned and in-licensed patent applications and the enforcement or defense of our owned and in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our technologies and drug candidates could be found invalid or unenforceable if challenged in court.

If we or one of our licensors initiated legal proceedings against a third party to enforce a patent covering our technologies or drug candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may raise claims challenging the validity of our owned or in-licensed patents, and may in the future raise similar claims, before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our owned or in-licensed patents in such a way that they no longer cover our technologies or drug candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technologies or drug candidates. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

If we do not obtain patent term extension and data exclusivity for our technologies and drug candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any drug candidates we may develop, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (“Hatch-Waxman Act”). The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the drug testing phase and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

The patent protection and patent prosecution for some of our technologies and drug candidates may be dependent on third parties.

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our technologies and drug candidates, there may be times when the filing and prosecution activities for patents relating to our technologies and drug candidates are controlled by our licensors or collaboration partners. If any of our current or future licensing or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including payment of all applicable fees for patents covering our technologies and drug candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those technologies and drug candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

We may be subject to claims challenging the inventorship of our owned or in-licensed patents and other intellectual property.

Although we are not currently aware of any claims challenging the inventorship of our owned or in-licensed patents or ownership of our owned or in-licensed intellectual property, we may in the future be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our drug candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our owned or in-licensed patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technologies and drug candidates, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technologies, and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to our technologies and drug candidates, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing the technologies, and the movement of personnel in the scientific community.

We seek to protect these trade secrets and other proprietary technologies, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technologies and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

Although we are not currently aware of any claims challenging ownership of our trade secrets, we may in the future be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing our technologies and drug candidates. Litigation may be necessary to defend against these and other claims challenging ownership of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to our technologies and drug candidates. Such an outcome could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our competitive position, business, financial condition, results of operations, and prospects.

Our rights to develop and commercialize our technologies and drug candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

We are reliant upon licenses to certain intellectual property and proprietary technologies from third parties that are important or necessary to the development of our technologies and drug candidates. We have entered into license agreements with third parties and may need to obtain additional licenses from others to advance our research or allow commercialization of drug candidates we may develop. It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technologies, drug candidates, or the methods for manufacturing them or to develop or license replacement technologies, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our competitive position, business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third party patents do not exist which might be enforced against our technologies and drug candidates resulting in either an injunction prohibiting our manufacture or sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

These licenses may not provide exclusive rights to use such intellectual property and proprietary technologies in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technologies and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technologies that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.

Our licensors may have relied on third party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technologies. This could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technologies covered by these license agreements. If these license agreements are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a number of technology licenses that are important to our business. For example, we have obtained exclusive licenses under certain intellectual property related to HIF-2α and RBM39 from the Board of Regents of The University of Texas System to develop certain products. If we fail to comply with the obligations under these agreements, including payment and diligence terms, our licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could adversely affect the value of the drug candidate being developed under any such agreement.

Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technologies and drug candidates infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technologies.

In addition, the agreements under which we currently license intellectual property or technologies from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technologies, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may not be successful in obtaining necessary rights to our technologies and drug candidates through acquisitions and in-licenses.

We currently have, or may in the future obtain, rights to intellectual property through licenses from third parties to identify and develop our technologies and drug candidates. Many pharmaceutical companies, biotechnology companies and academic institutions are competing with us in the field of our business and filing patent applications potentially relevant to our technologies and drug candidates. In order to avoid infringing these third party patents, we may find it necessary or prudent to obtain licenses from such third party intellectual property holders. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for our technologies and drug candidates. The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant technology or drug candidate, which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnologies or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Third-party claims of intellectual property infringement against us or our licensors may prevent or delay our product discovery and development efforts.

The field of our technologies and business is highly competitive and dynamic. Due to the intense research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain for the coming years. There may be significant intellectual property-related litigation and proceedings relating to our owned, in-licensed and other third party intellectual property and proprietary rights in the future.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnologies and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, the America Invents Act implemented new procedures in U.S. patent law, including inter partes review and post-grant review. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our drug candidates. As the biotechnologies and pharmaceutical industries expand and more patents are issued, the risk increases that our drug candidates may give rise to claims of infringement of the patent rights of others. We cannot assure you that our technologies and drug candidates will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already issued and that a third party, such as a competitor in the fields in which we are developing our technologies and drug candidates, might assert are infringed by our current or future technologies or drug candidates. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our technologies or drug candidates, could be found to be infringed by our technologies or drug candidates.

Although we believe that, if approved, we will be able to commercialize our current technologies and drug candidates, based on analyses of the patent landscape with respect to our technologies and drug candidates, third parties may nonetheless assert that we infringe their patents, or that we are otherwise employing their proprietary technologies without authorization, and may sue us. There may be third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our technologies or drug candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our technologies or drug candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies or the manufacture, use or sale of our drug candidates infringes upon these patents. If any such third-party patents were held by a court of competent jurisdiction to cover our technologies or drug candidates, the holders of any such patents may be able to block our ability to commercialize the applicable technology or drug candidate unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms, or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, our ability to commercialize our drug candidates may be impaired or delayed, which could in turn significantly harm our business.

Third parties asserting their patent rights against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our technologies and drug candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our technologies or drug candidates, which could harm our business significantly. Further, we cannot predict whether any required license would be available at all or whether it would be available on commercially reasonable terms. In the event that we could not obtain a license, we may be unable to further develop our technologies and drug candidates and commercialize our technologies and drug candidates, if approved, which could harm our business significantly. Even if we are able to obtain a license, the license would likely obligate us to pay license fees, royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

Engaging in litigation is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. In addition, our patents or the patents of our licensing partners also may become involved in inventorship or priority disputes. To counter or defend against such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, or may refuse to stop the other party from using the technologies or products at issue on the grounds that our owned and in-licensed patents do not cover the technologies or products in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Some intellectual property which we have in-licensed may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based manufacturers. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

Some of our intellectual property rights were generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future drug candidates pursuant to the Bayh-Dole Act of 1980 (“Bayh-Dole Act”). U.S. government rights in any inventions developed under a government funded program would include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any government purpose. In addition, the U.S. government would have the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government would also have the right to take title to these inventions, if any, if we fail to disclose the invention to the government or fail to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that, under the circumstances, domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S product manufacturers for products covered by such intellectual property. To the extent any of our current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make technologies and products that are similar to our technologies and drug candidates, but that are not covered by the claims of the patents that we license, own or may own in the future;

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we, or our license or collaboration partners, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license, own or may own in the future;

•	we, or our license or collaboration partners, might not have been the first to file patent applications covering certain of our or their inventions;

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others may independently develop similar or alternative technologies or products or duplicate any of our technologies or drug candidates without infringing our owned or licensed intellectual property rights;

•	it is possible that pending patent applications that we own, in-license, or may own in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

We do not have the ability to independently conduct our clinical trials. We currently rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our current and planned clinical trials of PT2977 and PT2567, and we expect to continue to rely upon third parties to conduct additional clinical trials of PT2977, PT2567 and our other future drug candidates. Third parties have a significant role in the conduct of our clinical trials and the subsequent collection and analysis of data. These third parties are not our employees, and except for remedies available to us under our agreements with such third party, we have limited ability to control the amount or timing of resources that any such third party will devote to our clinical trials. Some of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements with a third party, it would delay our drug development activities.

Our reliance on these third parties for such drug development activities will reduce our control over these activities but will not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with GCP standards, regulations for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The EMA also requires us to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under current cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process. We also are required to register certain ongoing clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

The third parties we rely on for these services may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our drug candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our drug candidates.

We contract with third parties for the production of our drug candidates for preclinical studies and, in the case of PT2977, our ongoing clinical trials, and expect to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or drugs or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently have the infrastructure or internal capability to manufacture supplies of our drug candidates for use in development and commercialization. We rely, and expect to continue to rely, on third-party manufacturers for the production of our drug candidates for preclinical studies and clinical trials under the guidance of members of our organization. We do not have long-term supply agreements. If we were to experience an unexpected loss of supply of PT2977, PT2567 or any of our future drug candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our drug candidates for which we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third party to manufacture our drug candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our drug candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the breach by the third-party contractors of our agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the failure of the third party to manufacture our drug candidates according to our specifications;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our drug candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our drug candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of drug candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our drug candidates or drugs and harm our business and results of operations.

Our current and anticipated future dependence upon others for the manufacture of our drug candidates or drugs may adversely affect our future profit margins and our ability to commercialize any drug candidates that receive marketing approval on a timely and competitive basis.

Changes in methods of drug candidate manufacturing or formulation may result in additional costs or delay.

As drug candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our drug candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our drug candidates and jeopardize our ability to commercialize our drug candidates, if approved, and generate revenue.

The manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our drug candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

From time to time, we may evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or drug candidates and marketing approvals; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or pursue partnerships in the future, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

If we decide to establish collaborations, but are not able to establish those collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our drug candidates will require substantial additional cash to fund expenses. We may seek to selectively form collaborations to expand our capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We would face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or comparable foreign regulatory authorities, the potential market for the subject drug candidate, the costs and complexities of manufacturing and delivering such drug candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our drug candidate. Further, we may not be successful in our efforts to establish a collaboration or other alternative arrangements for future drug candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if we are successful in entering into a collaboration, the terms and conditions of that collaboration may restrict us from entering into future agreements on certain terms with potential collaborators.

If and when we seek to enter into collaborations, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our drug candidates or bring them to market and generate product revenue.

We may enter into collaborations with third parties for the development and commercialization of drug candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these drug candidates.

We may in the future seek third-party collaborators for the development and commercialization of one or more of our drug candidates. Our likely collaborators for any collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

If we do enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our drug candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving our drug candidates would pose numerous risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

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collaborators may deemphasize or not pursue development and commercialization of our drug candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our drug candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

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collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our drug candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable drug candidates;

•	collaboration agreements may not lead to development or commercialization of drug candidates in the most efficient manner or at all; and

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if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our drug development or commercialization program could be delayed, diminished or terminated.

Risks Related to this Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, no market for shares of our common stock existed and an active trading market for our shares may never develop or be sustained following this offering. We will determine the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the timing and results of preclinical studies and clinical trials of our drug candidates or those of our competitors;

•	the success of competitive products or announcements by potential competitors of their product development efforts;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	market conditions in the pharmaceutical and biotechnology sector;

•	changes in the structure of healthcare payment systems;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	expiration of market stand-off or lock-up agreements; and

•	general economic, industry and market conditions.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us, the stock price would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements or strategic partnerships with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee’s requisite service period. As the variables that we use as a basis for valuing these awards change over time, including, after the closing of this offering, our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

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the timing and cost of, and level of investment in, research and development activities relating to our current and any future drug candidates and research-stage programs, which will change from time to time;

•	our ability to enroll patients in clinical trials and the timing of enrollment;

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the cost of manufacturing our current and any future drug candidates, which may vary depending on FDA, EMA or other comparable foreign regulatory authority guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

•	expenditures that we will or may incur to acquire or develop additional drug candidates and technologies or other assets;

•	the timing and outcomes of clinical trials for PT2977, PT2567 and any of our future drug candidates or competing drug candidates;

•	the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;

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competition from existing and potential future products that compete with PT2977, PT2567 and any of our future drug candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	any delays in regulatory review or approval of PT2977, PT2567 or any of our future drug candidates;

•	the level of demand for PT2977, PT2567 and any of our future drug candidates, if approved, which may fluctuate significantly and be difficult to predict;

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the risk/benefit profile, cost and reimbursement policies with respect to our drug candidates, if approved, and existing and potential future products that compete with PT2977, PT2567 and any of our future drug candidates;

•	our ability to commercialize PT2977, PT2567 and any of our future drug candidates, if approved, inside and outside of the United States, either independently or working with third parties;

•	our ability to establish and maintain collaborations, licensing or other arrangements;

•	our ability to adequately support future growth;

•	potential unforeseen business disruptions that increase our costs or expenses;

•	future accounting pronouncements or changes in our accounting policies; and

•	the changing and volatile global economic environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately        % of our voting stock and, upon the closing of this offering, that same group will beneficially own approximately        % of our outstanding voting stock (based on the number of shares of common stock outstanding as of December 31, 2018 assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering. After this offering, this group of stockholders will have the ability to control us through this ownership position even if they do not purchase any additional shares in this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of approximately $            per share, representing the difference between the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our pro forma net tangible book value per share after giving effect to this offering and the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the closing of this offering. As of December 31, 2018, there were 5,968,196 shares subject to outstanding options with a weighted-average exercise price of $0.83 per share. To the extent that these outstanding options are ultimately exercised or the underwriters exercise their option to purchase additional shares, you will incur further dilution. See the section titled “Dilution” for a further description of the dilution you will experience immediately after this offering.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  outstanding shares of common stock based on the number of shares outstanding as of December 31, 2018, assuming: (1) no exercise of the underwriters’ option to purchase additional shares and (2) the conversion of all outstanding shares of our convertible preferred stock into                shares of common stock immediately prior to the closing of this offering. This includes the shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,                shares of our common stock are currently restricted as a result of securities laws or market stand-off or lock-up agreements but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of                shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market stand-off agreements with us and lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in the section titled “Underwriting,” not to sell, directly or indirectly, any shares of common stock without the permission of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC for a period of 180 days following the date of this prospectus. We refer to such period as the lock-up period. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See the description of the market stand-off agreement with us and the lock-up agreement with the underwriters in the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our drug candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt or equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our drug candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”);

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,”

with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to related compliance initiatives. Additionally, if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our operating expenses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, as a public company we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 10-K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply the net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of their stock.

Provisions in our restated certificate of incorporation and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our restated certificate of incorporation and restated bylaws, as we expect they will be in effect upon closing of the offering, will contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a “poison pill”);

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting;

•	authorize our board of directors to amend the bylaws;

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

•	require a super-majority vote of stockholders to amend some provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware (“DGCL”), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty;

•	any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. If a court were to find this exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, drug candidates, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the ability of our clinical trials to demonstrate safety and efficacy of our drug candidates, and other positive results;

•	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

•	our plans relating to commercializing our drug candidates, if approved, including the geographic areas of focus and sales strategy;

•	the size of the market opportunity for our drug candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

•	our expectations regarding the approval and use of our drug candidates as first, second or subsequent lines of therapy or in combination with other drugs;

•	the success of competing therapies that are or may become available;

•	our estimates of the number of patients that we will enroll in our clinical trials;

•	the beneficial characteristics, safety, efficacy and therapeutic effects of our drug candidates;

•

the timing or likelihood of regulatory filings and approvals, including our expectation to seek an accelerated approval pathway and special designations, such as orphan drug designation, for our drug candidates for various diseases;

•	our ability to obtain and maintain regulatory approval of our drug candidates;

•	our plans relating to the further development of our drug candidates, including additional indications we may pursue;

•	existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

•	our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available;

•	our continued reliance on third parties to conduct additional clinical trials of our drug candidates, and for the manufacture of our drug candidates for preclinical studies and clinical trials;

•

our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our drug candidates;

•	the need to hire additional personnel and our ability to attract and retain such personnel;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our financial performance;

•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

•	our anticipated use of our existing resources and the proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our drug candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified these data. Further, while we believe our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We currently anticipate that we will use the net proceeds from this offering, together with our existing resources, as follows:

•

approximately $        million to fund the development of our lead drug candidate, PT2977, including our planned Phase 3 clinical trial in previously treated mRCC patients and our current Phase 2 clinical trial in patients with VHL disease;

•	approximately $ million to fund the development of PT2567, including our planned Phase 1 clinical trial;

•	approximately $ million to fund new and ongoing activities for our research-stage programs; and

•	the remainder to fund general research and development activities, working capital and other general corporate activities.

We expect that the net proceeds from this offering, together with our existing resources, will allow us to complete enrollment of and report interim top-line results from our Phase 3 clinical trial of PT2977 in previously treated mRCC patients, complete our ongoing Phase 2 clinical trial of PT2977 in patients with VHL disease, complete our planned Phase 1 clinical trial of PT2567 and initiate Phase 2 clinical development of PT2567. The net proceeds from this offering, together with our cash and cash equivalents, are unlikely to be sufficient for us to fund any of our drug candidates through regulatory approval, and we anticipate needing to raise additional capital to complete the development of and commercialize our product candidates. It is difficult to predict the cost and timing required to complete development and obtain regulatory approval of, and commercialize, our product candidates due to, among other factors, our lack of experience with initiating, conducting and completing Phase 3 clinical trials, obtaining regulatory approval and commercializing product candidates, the rate of subject enrollment in our clinical trials, filing requirements with various regulatory agencies, clinical trial results, and the actual costs of manufacturing and supplying our product candidates.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We believe opportunities may exist from time to time to expand our current business through license or acquisitions of, or investments in, complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific licenses, acquisitions or investments at this time, we may use a portion of the net proceeds for these purposes.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing, cost and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, our ability to obtain additional financing, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.

Pending their uses, we plan to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018, as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 73,728,207 shares of common stock immediately prior to the closing of this offering (not including the 39,448,810 shares of common stock issuable upon the conversion of 39,448,810 shares of Series E convertible preferred stock issued in February 2019) and (2) the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to further reflect our issuance and sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents	$29,886	$29,886	$

Convertible preferred stock, $0.0001 par value per share; 77,700,000 shares authorized, 73,728,207 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	$149,398	$—		$—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value per share; 95,000,000 shares authorized, 9,250,485 shares issued and outstanding, actual; 95,000,000 shares authorized, 82,978,692 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	8
Additional paid-in capital	3,735	153,126
Accumulated deficit	(129,354)	(129,354)

Total stockholders’ (deficit) equity	(125,618)	23,780

Total capitalization	$23,780	$23,780	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on the 82,978,692 shares of our common stock outstanding as of December 31, 2018 (including convertible preferred stock on an as-converted basis), and excludes the following:

•	5,968,196 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2018 with a weighted-average exercise price of $0.83 per share;

•	3,570,900 shares of common stock issuable upon the exercise of options granted after December 31, 2018 with an exercise price of $1.73 per share;

•

1,464,495 shares of common stock for future issuance under our 2010 Equity Incentive Plan, as amended (“2010 Plan”), as of December 31, 2018, which shares will be added to the shares to be reserved for future issuance under our 2019 Equity Incentive Plan (“2019 Plan”);

•

39,448,810 shares of common stock issuable upon the conversion of 39,448,810 shares of Series E convertible preferred stock issued in February 2019, at a purchase price of $3.81 per share, for aggregate net proceeds of $150.2 million; and

•

            shares of common stock reserved for future issuance under our 2019 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2018 was $(125.7) million, or $(13.59) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and convertible preferred stock, which is not included within our stockholders’ (deficit) equity. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of December 31, 2018.

Our pro forma net tangible book value as of December 31, 2018 was $23.7 million, or $0.29 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2018, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 73,728,207 shares of our common stock immediately prior to the closing of this offering (not including the 39,448,810 shares of common stock issuable upon the conversion of 39,448,810 shares of Series E convertible preferred stock issued in February 2019).

After giving further effect to our sale of                 shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been approximately $         million, or approximately $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of approximately $         to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of approximately $         to investors purchasing shares of common stock in this offering. Dilution per share to investors purchasing shares of common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2018	$(13.59)
Pro forma increase in net tangible book value per share attributed to the conversion of preferred stock (not including Series E preferred stock)	13.88

Pro forma net tangible book value per share as of December 31, 2018	0.29
Increase in pro forma as adjusted net tangible book value per share attributable to investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors purchasing shares of common stock in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $         per share and the dilution to investors purchasing shares of common stock in this offering by approximately $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value per share after this offering by approximately $         and decrease the dilution per share to investors purchasing shares of common stock in this offering by approximately $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $         and increase the dilution per share to investors purchasing shares of common stock in this offering by approximately $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase                  additional shares of common stock in this offering in full at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be approximately $         per share, and the dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares of common stock in this offering would be approximately $         per share.

The following table summarizes, on the pro forma as adjusted basis described above, as of December 31, 2018, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the weighted-average price per share paid, or to be paid, by existing stockholders and by investors purchasing shares in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Weighted-Average Price Per Share
	Number	Percent		Amount		Percent
	(dollar amounts in thousands, except per share data)
Existing stockholders before this offering	82,978,692		%		$156,854		%	$1.89
Investors purchasing shares in this offering

Total		100%		$		100%

The table above assumes no exercise of the underwriters’ option to purchase              additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by investors purchasing shares of common stock in the offering would be increased to     % of the total number of shares outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors purchasing shares in this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by investors purchasing shares in this offering by approximately $         million, assuming no change in the assumed initial public offering price.

The number of shares of our common stock to be outstanding after this offering is based on the 82,978,692 shares of our common stock outstanding as of December 31, 2018 (including convertible preferred stock on an as-converted basis), and excludes the following:

•	5,968,196 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2018 with a weighted-average exercise price of $0.83 per share;

•	3,570,900 shares of common stock issuable upon the exercise of options granted after December 31, 2018 with an exercise price of $1.73 per share;

•	1,464,495 shares of common stock for future issuance under our 2010 Plan as of December 31, 2018, which shares will be added to the shares to be reserved for future issuance under our 2019 Plan;

•

39,448,810 shares of common stock issuable upon the conversion of 39,448,810 shares of Series E convertible preferred stock issued in February 2019, at a purchase price of $3.81 per share, for aggregate net proceeds of $150.2 million; and

•

            shares of common stock reserved for future issuance under our 2019 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, there will be further dilution to investors purchasing shares of common stock in this offering.

SELECTED FINANCIAL DATA

The following tables summarize our selected financial data for the periods and as of the dates indicated. We have derived our selected statement of operations data for the years ended December 31, 2017 and 2018, and the balance sheet data as of December 31, 2017 and 2018, from our audited financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2017	2018
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Operating expenses:
Research and development	$23,075	$31,559
General and administrative	4,745	5,533

Total operating expenses	27,820	37,092

Loss from operations	(27,820)	(37,092)
Other income:
Interest and other income	362	1,021
Fair value adjustments to Series D purchase rights	2,526	—

Total other income	2,888	1,021

Net loss	(24,932)	(36,071)

Net loss per share, basic and diluted(1)	$(3.40)	$(4.37)

Weighted-average number of shares outstanding, basic and diluted(1)	7,338,805	8,254,263

Pro forma net loss per share, basic and diluted – unaudited(1)		$(0.45)

Pro forma weighted-average number of shares outstanding, basic and diluted – unaudited(1)		79,460,066

(1)	See Note 9 to our financial statements appearing at the end of this prospectus for further details on the calculation of our historical and pro forma basic and diluted net loss per share.

	As of December 31,
	2017	2018
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$45,112	$29,886
Working capital(1)	40,010	23,079
Total assets	46,385	32,368
Convertible preferred stock	131,234	149,398
Accumulated deficit	(93,283)	(129,354)
Total stockholders’ deficit	(90,742)	(125,618)

(1)	We define working capital as current assets less current liabilities. See our audited financial statements for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” section of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the “Risk Factors” to gain an understanding of the factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical stage biopharmaceutical company focused on translating novel scientific insights into first-in-class medicines for patients with cancer and other debilitating or life-threatening conditions. We are initially targeting HIF-2α, a transcription factor which was previously thought to be intractable using a small molecule. We are a leader in the field of HIF-2α biology and pioneered the first HIF-2α inhibitor drug candidate to enter into clinical development. Our lead drug candidate, PT2977, has shown clinical proof of concept in patients with mRCC, and we plan to initiate an international Phase 3 clinical trial in previously treated mRCC patients in the second half of 2019. PT2977 is also in a Phase 2 clinical trial in patients with VHL disease-associated RCC in the United States and Europe. VHL disease is a familial cancer syndrome that commonly gives rise to renal cell tumors. There are currently no approved drugs for VHL disease, and we intend to seek orphan drug designation for PT2977 in this indication. We also have another HIF-2α inhibitor drug candidate, PT2567, in preclinical development for non-oncology indications. In addition to our HIF-2α programs, we are expanding our pipeline with research-stage programs based on harnessing the ubiquitin proteasome system and targeting the extracellular enzyme CD73. We have retained global development and commercialization rights to all of our drug candidates.

Since our inception in 2010, we have devoted substantially all of our focus and financial resources to organizing and staffing our company, business planning, raising capital, discovering, identifying and developing potential drug candidates, securing related intellectual property rights and conducting preclinical studies and clinical trials of our drug candidates. To date, we have not completed the development of any of our drug candidates, have not generated any revenue from product sales and have never been profitable. Our ability to achieve profitability, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our drug candidates. We will need substantial additional funding to support our continuing operations and pursue our development and commercialization strategy. Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, which could include income from collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties or from grants. We may be unable to raise additional funds or to enter into such other agreements or arrangements on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our drug candidates or delay or terminate our efforts to expand our product development pipeline.

We have incurred significant losses since the commencement of our operations. Our net loss was $36.1 million for the year ended December 31, 2018 and we expect to continue to incur significant losses for the foreseeable future as we advance our drug candidates from discovery through preclinical development and clinical trials and seek regulatory approval of our drug candidates. As of December 31, 2018, we had an accumulated deficit of $129.4 million. To date, we have financed our operations primarily through private placements of convertible preferred stock. From inception through December 31, 2018, these private placements generated gross proceeds of $154.0 million and in February 2019, we sold and issued 39,448,810 shares of Series E convertible preferred stock (“Series E”), generating additional net proceeds of $150.2 million. We believe that the proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our planned operating expenses and capital expenditure requirements through                .

Components of Our Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our drug candidates. We record research and development expenses when these are incurred. Such expenses include:

•	employee-related costs, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions;

•	expenses incurred in connection with the clinical development of our drug candidates, including under agreements with third parties, such as consultants and CROs;

•

the cost of manufacturing drug products for use in our preclinical studies and clinical trials, including under agreements with third parties, such as consultants and contract manufacturing organizations (“CMOs”);

•

expenses incurred in connection with the preclinical development of our drug candidates, including outsourced professional scientific development services, consulting research fees and payments made under sponsored research arrangements with third parties;

•	laboratory supplies;

•	facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities;

•	costs related to compliance with regulatory requirements; and

•	payments made under third-party licensing agreements.

We track our direct research and development expenses on a program-by-program basis. These direct costs consist primarily of external costs such as fees paid to outside consultants, CROs, CMOs, clinical trial sites and central laboratories in connection with our discovery and preclinical activities, process development, manufacturing and clinical development activities. These expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers or our estimate of the level of service that has been performed at each reporting date. Our direct research and development expenses by program also include costs of laboratory supplies that can be directly attributed to a specific program as well as any fees incurred under license agreements. We do not allocate employee-related costs, including stock-based compensation, or facility expenses, including rent, depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to conduct our research and discovery activities and to manage our preclinical development, manufacturing and clinical development activities.

Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next several years as we advance PT2977 and PT2567 through clinical trials; continue to discover and develop additional drug candidates; maintain, expand, protect and enforce our intellectual property portfolio; and hire additional personnel. In addition, upon the completion of this offering we expect to incur additional costs associated with operating as a public company.

The successful development of our drug candidates is highly uncertain, and we do not believe it is possible at this time to accurately project the nature, timing and extent of expenses necessary to complete the development of our drug candidates. We are also unable to predict when, if ever, we will generate revenue from our drug candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. The duration, costs and timing of preclinical studies and clinical trials and development of our drug candidates will depend on a variety of factors, including:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	our ability to maintain our current research and development programs and to establish new ones;

•	establishing an appropriate safety profile with IND-enabling studies;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

•	the receipt of regulatory approvals from applicable regulatory authorities;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	our ability to establish new licensing or collaboration arrangements;

•	the performance of our future collaborators, if any;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	development and timely delivery of commercial-grade drug formulations that can be used in our planned clinical trials and for commercial launch;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	launching commercial sales of our drug candidates, if approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable safety profile of the drug candidates following approval.

Any changes in the outcome of any of these factors could significantly impact the costs and timing associated with the development of our drug candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits and stock-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance, not otherwise included in research and development expenses, as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the continued research and development of our programs. Following the completion of this offering, we also anticipate that we will incur substantially higher expenses relating to accounting, audit, legal, regulatory, compliance, director and officer insurance and investor and public relations as a result of being a public company.

Other Income

Interest and Other Income

Interest income primarily consists of interest income generated from our investments in interest-bearing money market accounts. Other income consists of miscellaneous income that is unrelated to our core operations.

Fair Value Adjustments to Series D Purchase Rights

In conjunction with the sale and issuance of Series D convertible preferred stock (“Series D”) in 2016, we provided the Series D holders with future rights to purchase additional Series D shares through February 28, 2017. We determined that the right of the Series D holders to purchase additional Series D shares met the definition of a freestanding financial instrument and should be recognized as a liability at fair value under ASC 480-10, Distinguishing Liabilities from Equity. Accordingly, upon the closing of the Series D financing in 2016, we had recognized a purchase rights liability of $4.3 million, which represented the fair value of our future obligation to the Series D holders. The fair value of the purchase rights liability at each reporting period was determined using a Black-Scholes option pricing model with fair value changes being recognized as other income in the statement of operations. During the first quarter of 2017, we recognized total other income of $2.5 million, associated with the change in fair value of the purchase rights liability during the period from December 31, 2016 to February 28, 2017, the date on which these purchase rights were exercised by the Series D holders.

Results of Operations

Comparison of the Years Ended December 31, 2017 and 2018

The following table summarizes our results of operations for the years ended December 31, 2017 and 2018:

	Year Ended December 31,
	2017	2018	Change
	(in thousands)
Operating expenses:
Research and development	$23,075	$31,559	$8,484
General and administrative	4,745	5,533	788

Total operating expenses	27,820	37,092	9,272

Loss from operations	(27,820)	(37,092)	(9,272)
Other income:
Interest and other income	362	1,021	659
Fair value adjustments to Series D purchase rights	2,526	—	(2,526)

Total other income	2,888	1,021	(1,867)

Net loss	$(24,932)	$(36,071)	$(11,139)

Research and Development Expenses

The following table summarizes our research and development expenses:

	Year Ended December 31,
	2017	2018	Change
	(in thousands)
Employee-related costs	$7,719	$9,950	$2,231
External clinical development and manufacturing-related expenses:
PT2977 program	4,189	10,274	6,085
PT2385 program	4,537	1,314	(3,223)
External discovery and preclinical expenses	4,133	6,228	2,095
Facilities and other expenses	2,497	3,793	1,296

Total research and development expenses	$23,075	$31,559	$8,484

Research and development expenses were $23.1 million for the year ended December 31, 2017 compared to $31.6 million for the year ended December 31, 2018, an increase of $8.5 million. The increase was primarily driven by $6.1 million of higher external clinical development and manufacturing expenses related to the continued expansion and advancement of our clinical trials for PT2977 and an increase of $2.1 million in external discovery and preclinical expenses that was associated with activities conducted to enable continued preclinical development of PT2567 and our other research-stage programs. In addition, employee-related costs and facilities and other expenses increased by $2.2 million and $1.3 million, respectively, due largely to an increased employee headcount to support the growth and development of our programs. The overall increase in research and development expenses was partially offset by a decrease of $3.2 million in external clinical development and manufacturing expenses for PT2385, our initial HIF-2α inhibitor, due to the higher prioritization assigned to the development of PT2977 in late 2017.

General and Administrative Expenses

The following table summarizes our general and administrative expenses:

	Year Ended December 31,
	2017	2018	Change
	(in thousands)
Employee-related costs	$2,939	$3,490	$551
Professional fees for services	1,041	1,073	32
Facilities and other expenses	765	970	205

Total general and administrative expenses	$4,745	$5,533	$788

General and administrative expenses were $4.7 million for the year ended December 31, 2017 compared to $5.5 million for the year ended December 31, 2018. The increase of $0.8 million was primarily driven by our increased employee headcount.

Other Income

Total other income was $2.9 million for the year ended December 31, 2017 compared to $1.0 million for the year ended December 31, 2018, a decrease of $1.9 million. The decrease was largely attributable to fair value changes associated with the Series D purchase rights that were recognized in 2017 and partially offset by an increase of $0.6 million in interest and other income.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of convertible preferred stock. Through December 31, 2018, we had received gross proceeds of $154.0 million from such sales of convertible preferred stock. As of December 31, 2018, we had cash and cash equivalents in the amount of $29.9 million. In February 2019, we sold and issued 39,448,810 shares of Series E convertible preferred stock, generating additional net proceeds of $150.2 million.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,
	2017	2018
	(in thousands)
Net cash used in operating activities	$(23,066)	$(33,217)
Net cash used in investing activities	(197)	(673)
Net cash provided by financing activities	23,566	18,664

Net increase (decrease) in cash and cash equivalents	$303	$(15,226)

Operating Activities

Cash used in operating activities in the year ended December 31, 2017 was primarily driven by our net loss for the period of $24.9 million, and was also impacted by changes in operating assets and liabilities, including an increase in accounts payable of $1.5 million, an increase in accrued liabilities relating to clinical and development activities of $1.1 million, an increase in other accrued liabilities and assets of $0.9 million and non-cash fair value adjustments related to Series D purchase rights in the amount of $2.5 million. Cash used in operating activities was also impacted by non-cash charges of $0.9 million relating to depreciation and amortization and stock-based compensation expense.

Cash used in operating activities in the year ended December 31, 2018 was primarily driven by our net loss for the period of $36.1 million, and was also impacted by changes in operating assets and liabilities, including an increase in accrued liabilities relating to clinical and development activities of $1.0 million, a net increase in other accrued liabilities and assets of $0.5 million and an increase in accounts payable amounting to $0.1 million. Cash used in operating activities was also impacted by non-cash charges of $1.3 million relating to depreciation and amortization and stock-based compensation expense.

Investing Activities

Cash used in investing activities during the year ended December 31, 2017 amounted to $0.2 million and was attributable to purchases of property and equipment.

Cash used in investing activities during the year ended December 31, 2018 amounted to $0.7 million and was primarily attributable to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities during the year ended December 31, 2017 was $23.6 million, primarily consisting of proceeds of $23.2 million generated from our sale of shares of Series D convertible preferred stock, net of issuance costs of less than $0.1 million. In addition, we generated proceeds of $0.3 million from the issuance of common stock upon the exercise of stock options.

Net cash provided by financing activities during the year ended December 31, 2018 was $18.7 million, primarily consisting of proceeds of $18.2 million generated from our sale of shares of Series D convertible preferred stock, net of issuance costs of less than $0.1 million. In addition, we generated proceeds of $0.5 million from the issuance of common stock upon the exercise of stock options.

Funding Requirements

We will continue to require substantial additional capital to develop our drug candidates and fund operations for the foreseeable future. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the development of and seek regulatory approvals for our drug candidates, and begin to commercialize any approved products. We are subject to all of the risks incident in the development of new pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•	advance our drug candidates through preclinical and clinical development;

•	seek regulatory approvals for any drug candidates that successfully complete clinical trials;

•	seek to discover and develop additional drug candidates;

•

establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any drug candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	hire additional clinical, quality control, scientific and other personnel;

•

expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand, protect and enforce our intellectual property portfolio; and

•	acquire or in-license other drug candidates and technologies.

We expect that the proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to fund our planned operating expenses and capital expenditure requirements through                . In order to complete the process of obtaining regulatory approval for our drug candidates and to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our drug candidates, if approved, we will require substantial additional funding.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of drug candidates, we are unable to estimate the exact amount and timing of our working capital requirements. Our future funding requirements will depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our drug candidates, and conducting preclinical studies and clinical trials;

•	the costs, timing and outcome of regulatory review of our drug candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our drug candidates for which we receive marketing approval;

•	the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

•	the revenue, if any, received from commercial sale of our products, should any of our drug candidates receive marketing approval;

•	the cost and timing of hiring new employees to support our continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the ability to establish and maintain collaborations on favorable terms, if at all;

•	the extent to which we acquire or in-license other drug candidates and technologies; and

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future drug candidates, if any.

A change in the outcome of any of these or other factors with respect to the development of any of our drug candidates could significantly change the costs and timing associated with the development of that drug candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts. We may also be required to grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

The issuance of additional equity securities may cause our stockholders to experience dilution. Future equity or debt financings may contain terms that are not favorable to us or our stockholders including debt instruments imposing covenants that restrict our operations and limit our ability to incur liens, issue additional debt, pay dividends, repurchase our common stock, make certain investments or engage in merger, consolidation, licensing or asset sale transactions.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$3,022	$985	$1,620	$417	$—

(1)

Reflects minimum payments due for office and laboratory space in Dallas, Texas leased under an operating lease that expires in June 2022, and office space in San Francisco, California leased under short-term arrangements with renewal options.

In November 2011, we entered into a license agreement with the University of Texas System on behalf of The University of Texas Southwestern Medical Center (“UTSW”), which was amended in February 2013 and June 2015. Under the license agreement, UTSW has granted to us an exclusive worldwide license to develop and commercialize products covered by the UTSW licensed intellectual property for all therapeutic, diagnostic and prophylactic applications. As consideration for entering into the license agreement, we issued 15,000 shares of common stock to UTSW.

Under the license agreement, we are obligated to make milestone payments to UTSW aggregating up to $750,000 upon the achievement of specified clinical development and regulatory approval milestones per product if covered by the licensed technology (or up to $1,500,000 per product if covered by the licensed iron overload technology). As of December 31, 2018, we had paid an aggregate of $150,000 in clinical development milestones to UTSW. In addition to these clinical development and regulatory approval milestones, we are obligated to pay low single-digit royalties on net sales of products (other than iron overload products) if covered by the licensed technology in each country until the patents upon which such royalties are based in such country expire or are held invalid or, if such product is not covered by a licensed patent but is derived by us from materials provided by UTSW, until expiration of a specified number of years after the first commercial sale of the product.

As of December 31, 2018, no other milestones had been achieved and as a result, such contingencies have not been recorded in our financial statements. Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful achievement of these clinical development and regulatory milestones, and have not been included in the above table. There is uncertainty regarding the various activities and outcomes needed to reach these milestones, and they may not be achieved.

In August 2010, we entered into a contract with the Cancer Prevention and Research Institute of Texas (“CPRIT”) under the terms of which we were awarded a grant to support qualifying research efforts in several areas, including the discovery of HIF inhibitors. CPRIT was entitled to receive milestones and royalties on any products resulting from supported research. Although the grant was to be paid to us in several tranches, we received only one payment of $3.2 million during 2011 which was used to fund the research and development of our programs. In May 2017, we entered into an agreement with CPRIT terminating the original grant contract. Under the terms of the 2017 agreement, we will be obligated to make payments to CPRIT of up to $3.8 million in aggregate if certain development, regulatory and commercial milestones are successfully achieved. The commercial milestones are subject to minimum annual sales targets and we are not obligated to make such commercial milestone payments unless and until annual sales of a product under the agreement exceed a designated threshold. As of December 31, 2018, none of these milestones had been achieved and as a result, such contingencies have not been recorded in our financial statements. Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful achievement of these development, regulatory and commercial milestones, and have not been included in the above table. There is uncertainty regarding the various activities and outcomes needed to reach these milestones, and they may not be achieved.

In addition, we have entered into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

Off-Balance Sheet Arrangements

We currently do not have, and did not have during the periods presented, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on a periodic basis. Our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, based on a pre-determined schedule or when contractual milestones are met, but some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of clinical trial accruals accordingly on a prospective basis. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical studies and clinical trials; and

•	CMOs in connection with the production of preclinical and clinical trial materials.

We base our expenses related to external research and development services on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply, conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly.

Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock-based awards granted to employees and directors based on their fair value on the date of grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock options and restricted stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

For stock-based awards granted to non-employee consultants, we recognize compensation expense over the period during which services are rendered by such non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

We estimate the fair value of each stock option grant at the date of grant using the Black-Scholes option-pricing model and the fair value of each restricted common stock award is estimated on the date of grant based on the fair value of our common stock on that same date. The Black-Scholes option-pricing model requires inputs based on certain subjective assumptions. Changes to these assumptions can materially affect the fair value of stock options and ultimately the amount of stock-based compensation expense recognized in our financial statements. These assumptions include:

Expected Term—We have opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option, which is generally 10 years.

Expected Volatility—Due to our limited operating history and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of our stock options.

Expected Dividend—To date, we have not issued any dividends and do not expect to issue dividends over the life of the options and therefore have estimated the dividend yield to be zero.

The intrinsic value of all outstanding options as of                was $        , based on the assumed initial public offering price of $        per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, of which $        is related to vested options and $        is related to unvested options.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuation of our common stock as well as our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation to the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, second edition (the “Practice Aid”). The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, our board of directors considered the following methods:

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates the fair value of common stock based upon an analysis of future values for the business, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible forecasted outcomes as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at a non-marketable indication of value for the common stock.

•

Option Pricing Method. Under the option pricing method (“OPM”), shares are valued by creating a series of call options, representing the present value of the expected future returns to the stockholders, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Hybrid Return Method. The Hybrid Method is a blended approach using aspects of both the PWERM and OPM, in which the equity value in one of the scenarios is calculated using an OPM.

Based on our stage of development and other relevant factors, we determined that the PWERM was the most appropriate method for allocating our enterprise value to determine the estimated future fair value of our common stock. In addition to considering the third-party valuations of our common stock, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including their stage of development, and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•

the lack of an active public market for our common stock and the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company taking into consideration prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent our board’s and management’s best estimates, which involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

The following table presents the grant dates and the fair values of the underlying common stock as of the grant dates for stock-based awards granted between January 1, 2018 and the date of this prospectus.

Grant Date	Fair Value Per Share of Common Stock
February 7, 2018	$0.92
May 16, 2018	$1.24
August 28, 2018	$1.24
September 9, 2018	$1.24
November 14, 2018	$1.38
February 6, 2019	$1.73
March 27, 2019	$1.73

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock on the date of grant.

Income Taxes

We account for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes we expect to pay or have refunded in the current year. Our deferred income tax assets and liabilities are determined based on differences between financial statement reporting and tax basis accounting of assets and liabilities and net operating loss and credit carryforwards, which we measure using the enacted tax rates and laws that will be in effect when such items are expected to reverse. We reduce deferred income tax assets, as necessary, by applying a valuation allowance to the extent that we determine it is more likely than not that some or all of our tax benefits will not be realized.

We account for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. We assess all material positions reflected in our income tax returns, including all significant uncertain positions, for all tax years that are subject to assessment or challenge by relevant taxing authorities. Upon determining the sustainability of our positions, we measure the largest amount of benefit possessing greater than 50% likelihood of being realized upon ultimate settlement. We reassess such positions at each balance sheet date to determine whether any factors underlying the sustainability assertion have changed and whether or not the amount of the recognized tax benefit is still appropriate.

As of December 31, 2018, our deferred tax assets were $30.3 million, primarily comprised of federal tax net operating losses (“NOLs”). Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, we have offset these deferred tax assets with a full valuation allowance. The deferred tax assets may be limited by certain rules governing changes in ownership, as defined in Section 382 of the Internal Revenue Code. Similar rules may apply under state tax laws. Our ability to use our remaining NOLs may be further limited if we experience future ownership changes, including changes experienced in connection with this offering. To date, we have completed several financings and sales of preferred stock which could have resulted in such ownership changes, and have not conducted any studies to determine annual limitations, if any, that could result from such changes in the ownership.

The recognition and measurement of tax benefits requires significant judgment, especially in assessing uncertain tax positions. Judgments concerning the recognition and measurement of our tax benefits, as well as limitations surrounding their realizability, might change as new information becomes available.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this prospectus.

Emerging Growth Company Status

Section 107 of The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) permits an “emerging growth company” such as us to take advantage of an extended transition time to comply with new or revised accounting standards as applicable to public companies. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

As of December 31, 2018, our cash equivalents consisted of interest-bearing money market accounts. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term maturities and the low-risk profile of our investments, an immediate one percentage point relative change in market interest rates would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

As of December 31, 2018, we had no debt outstanding and are therefore not exposed to interest rate risk with respect to debt.

Foreign Currency Exchange Risk

Our primary operations are transacted in U.S. Dollars, but certain service agreements with third parties are denominated in currencies other than the U.S. Dollar, primarily the British Pound and the Euro. Accordingly, we are subject to foreign exchange risk and therefore, fluctuations in the value of the U.S. Dollar against the British Pound and the Euro may impact the amounts reported for expenses and obligations incurred under such agreements. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. A hypothetical 10% relative change in foreign exchange rates during any of the periods presented would not have had a material impact on our financial condition or results of operations.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company focused on translating novel scientific insights into first-in-class medicines for patients with cancer and other debilitating or life-threatening conditions. We are initially targeting HIF-2α, a transcription factor which was previously thought to be intractable using a small molecule. We are a leader in the field of HIF-2α biology and pioneered the first HIF-2α inhibitor drug candidate to enter into clinical development. Our lead drug candidate, PT2977, has shown clinical proof of concept in patients with advanced or metastatic clear cell renal cell carcinoma (“mRCC”), and we plan to initiate an international Phase 3 clinical trial in previously treated mRCC patients in the second half of 2019. PT2977 is also in a Phase 2 clinical trial in patients with von Hippel-Lindau disease (“VHL disease”) associated renal cell carcinoma (“RCC”) in the United States and Europe. VHL disease is a familial cancer syndrome that commonly gives rise to renal cell tumors. There are currently no approved drugs for VHL disease, and we intend to seek orphan drug designation for PT2977 in this indication. We also have another HIF-2α inhibitor drug candidate, PT2567, in preclinical development for non-oncology indications. In addition to our HIF-2α programs, we are expanding our pipeline with research-stage programs based on harnessing the ubiquitin proteasome system and targeting the extracellular enzyme CD73.

Hypoxia-inducible factor-2α (“HIF-2α”) is a transcription factor that, in part, regulates the body’s response to diminished availability of oxygen. In normal adult physiology, when sufficient oxygen is available, HIF-2α is largely inactive as it is efficiently degraded by prolyl hydroxylase (“PHD”) enzymes and the ubiquitin proteasome system. Under low oxygen conditions (“hypoxia”), the degradation system is inactive, and HIF-2α transcriptional activity is enhanced. This leads to the expression of a variety of proteins, including factors associated with the production of new red blood cells and the formation of new blood vessels.

In certain disease settings, the HIF-2α transcription mechanism can be usurped to drive aberrant blood vessel growth, cell proliferation and other ill effects. For instance, HIF-2α can be dysregulated by defects in the ubiquitin proteasome system. Specifically, the VHL tumor suppressor, a component of that system, is inactivated in both VHL disease and in the vast majority of RCC. Inactivation of the VHL tumor suppressor leads to the aberrant activation of HIF-2α, a key oncogenic driver in RCC. There is also evidence suggesting that hypoxia is correlated with poor prognosis and results in activation of HIF-2α in glioblastoma multiforme (“GBM”), the most common malignant primary brain tumor. Furthermore, in pulmonary arterial hypertension (“PAH”), a progressive orphan pulmonary disease, and certain other diseases, diminished expression of PHD enzymes also leads to increased HIF-2α activity. We are working to identify other diseases for which we may be able to leverage our expertise in HIF-2α biology.

Our lead drug candidate, PT2977, is an oral HIF-2α inhibitor that has demonstrated potency and selectivity in multiple preclinical assays and models. We are initially focused on developing PT2977 for the treatment of kidney cancer, specifically mRCC and VHL disease-associated RCC. HIF-2α is aberrantly activated in these diseases as a result of the inactivity of the VHL tumor suppressor. This inactivation of the VHL tumor suppressor is observed in over 90% of clear cell RCC, the most common form of kidney cancer. According to the American Cancer Society, there will be over 70,000 new cases of kidney cancer and over 14,000 deaths from kidney cancer in the United States in 2019. VHL disease is a hereditary cancer syndrome transmitted in an autosomal dominant fashion that affects about one in 36,000 live births. We estimate that there are approximately 20,000 VHL disease patients in the United States and European Union. Patients with VHL disease frequently develop multiple tumors, with RCC being a common manifestation and a leading cause of death of VHL patients. There are currently no approved drugs for the manifestations of this orphan disease. While we intend to seek orphan drug designation from the U.S. Food and Drug Administration (“FDA”) for PT2977 in VHL, there can be no assurance that the FDA will grant us orphan drug designation for this or any other indication.

Given the identical underlying cancer biology in both mRCC and VHL disease-associated RCC (i.e., inactivation of both VHL gene copies and subsequent HIF-2α activation), we have initially focused on treating these conditions with PT2977 monotherapy. In our ongoing Phase 1/2 dose-escalation and dose-expansion clinical trial involving patients with mRCC, PT2977 has shown clinical proof of concept. In this trial, 55 mRCC patients who had received a median of three prior lines of therapy were treated at the planned Phase 3 once daily dose of PT2977. As of January 1, 2019, we had observed a 22% confirmed partial response (“PR”) rate and 56% of patients had stable disease (“SD”) for an overall clinical benefit rate of 78%. Median follow-up for this cohort is 9.0 months and the median progression-free survival (“PFS”) has not yet been reached. This Phase 1/2 clinical trial was designed to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of PT2977, and in the Phase 2, dose-expansion portion in mRCC, anti-tumor activity was also evaluated. This trial was not designed to test any particular endpoint or to show statistical significance. Based on these clinical outcomes, the favorable tolerability profile to date and the novel mechanism of action, we see an opportunity for PT2977 to be a differentiated kidney cancer therapy. We plan to initiate an international Phase 3 clinical trial of PT2977 in previously treated mRCC patients in the second half of 2019. We are also currently evaluating PT2977 in earlier lines of therapy for mRCC, notably in an ongoing Phase 2 combination trial with cabozantinib, a vascular endothelial growth factor receptor (“VEGFR”) targeting agent, and we plan to conduct a trial of PT2977 in combination with immunotheraphy.

We are conducting a Phase 2 clinical trial of PT2977 in VHL disease-associated RCC in the United States and Europe, and we expect to complete enrollment in the first half of 2019. We believe the biological rationale is strong for HIF-2α inhibition in this patient group, and no drug has been approved for this condition. If the results of our ongoing and planned clinical trials are positive, we intend to discuss the regulatory pathway for PT2977 with the FDA and European Medicines Agency (“EMA”), including the potential for an accelerated approval pathway. We intend to seek orphan drug designation for PT2977 in VHL disease.

Based on results from a clinical trial of our earlier HIF-2α inhibitor conducted by the Adult Brain Tumor Consortium suggesting potential clinical benefit, we are also evaluating PT2977 in GBM patients with recurrent disease. In the United States, approximately 12,000 new cases of GBM are diagnosed each year. The median survival of patients with GBM is 14 to 16 months and the five-year survival rate is approximately 10%.

We are also developing PT2567, an oral HIF-2α inhibitor for non-oncology indications. Based on a strong biological rationale and preclinical activity, we are initially developing PT2567 for PAH. There are approximately 500 to 1,000 new cases of PAH diagnosed each year in the United States. We also plan to explore development of this compound in inflammatory bowel disease (“IBD”). We believe that PT2567’s novel mechanism of action coupled with the ability we have observed of our HIF-2α inhibitors to combine with certain other therapies, give PT2567 the potential to benefit patients afflicted with these debilitating diseases. PT2567 has completed toxicology evaluation, and we plan to file an investigational new drug application (“IND”) with the FDA in 2020 with PAH as the initial indication.

We own or in-license a patent portfolio consisting of over 15 patent families, including issued U.S. patents, pending U.S. patent applications, pending Patent Cooperation Treaty applications and corresponding pending patent applications and issued patents in a number of key international markets. This portfolio covers compositions of matter, methods of treatment and combination therapies. We own issued U.S. patents that cover methods of treatment and compositions of matter of PT2977 and PT2567 that are expected to start to expire in 2034, excluding any patent term adjustments and any patent term extensions.

We are led by a management team that has extensive experience in drug design, discovery and development, including previous senior roles at leading biopharmaceutical companies. Since our inception, we have raised approximately $304 million in equity capital from leading life science investors. We have assembled a scientific advisory board comprised of advisors who have deep expertise in our disease targets, genomics, drug development and drug discovery as well as translational medicine.

Our Drug Candidate Pipeline

The following chart depicts the current state of our development programs.

Our Strategy

Our goal is to improve the lives of patients suffering from cancer and other debilitating or life-threatening conditions through the discovery, development and commercialization of new oral medications. Key components of our strategy are to:

•

Capitalize on our leading position in the field of HIF-2α biology. Our understanding of HIF-2α biology and our strong drug discovery capabilities were the original foundations of our company. Our growing development expertise and advancement of the first HIF-2α inhibitor into the clinic position us well to remain at the forefront in the targeting of HIF-2α for the treatment of cancer and for other indications where the pathway is implicated in disease pathology. Key indications include those where there is a strong genetic link to dysregulated HIF-2α activation leading to angio-proliferative disorders such as mRCC, VHL disease and PAH.

•

Rapidly develop PT2977 for the treatment of mRCC. Even with ongoing advances in RCC treatment, notably with the approval of immunotherapy, there is still significant unmet need that we believe our lead drug candidate, PT2977, can potentially address. Based on the clinical anti-tumor activity and toxicity profile we have observed to date, we intend to conduct an international Phase 3 clinical trial of PT2977 monotherapy in previously treated mRCC patients. We believe there is further potential for the use of PT2977 in first line treatment of mRCC in combination with other therapies and as adjuvant treatment following surgical removal of renal tumors.

•

Rapidly develop PT2977 for pathologies associated with VHL disease. There are currently no approved drugs for the treatment of the manifestations of VHL disease. Therefore, this patient population has few options other than surgery to address the tumor burden frequently seen in these patients. PT2977 is currently in a Phase 2 clinical trial for VHL disease-associated RCC in the United States and Europe. Based on observations in preclinical and clinical testing, we believe there is mechanistic rationale for PT2977 to be an active agent in this patient group as dysregulation of HIF-2α is specifically driven by mutations of the VHL gene. As of January 1, 2019, the trial had enrolled 24 patients, and we expect to complete enrollment in the first half of 2019. PT2977 has been generally well tolerated in all of our clinical trials to date, suggesting that it could be used as a chronic therapy by patients with VHL disease. If the results of our ongoing and planned clinical trials are positive, we intend to discuss the regulatory pathway for PT2977 with the FDA and EMA, including the potential for an accelerated approval pathway. We intend to seek orphan drug designation for PT2977 in VHL disease.

•	Expand oncology indications for PT2977, leading with our efforts in GBM. By leveraging our understanding of HIF-2α biology, we are also exploring the impact that HIF-2α inhibition may have on other solid tumors where HIF-2α may be contributing to disease progression and/or resistance to therapy. Based on the data from the clinical trial of our earlier HIF-2α inhibitor conducted by the Adult Brain Tumor Consortium, we are evaluating PT2977 for the treatment of GBM in patients with recurrent disease in an additional expansion arm in our Phase 1/2 trial. We may evaluate PT2977 in other solid tumors driven by HIF-2α, which could further expand the potential of PT2977 over time.

•

Develop PT2567 in PAH and in additional non-oncology indications. We are developing another HIF-2α inhibitor drug candidate, PT2567, for the treatment of PAH and may pursue PT2567 in additional non-oncology indications where HIF-2α is thought to contribute to the pathology. Development of PT2567 as a HIF-2α inhibitor in the non-oncology setting could provide us with options for future partnering and, if approved, commercialization.

•

Continue our research efforts to further expand our pipeline. Building upon our success in designing small molecule inhibitors of HIF-2α, we are leveraging our capabilities to create compounds for challenging targets. For example, we are advancing research programs directed to harnessing the ubiquitin proteasome system to degrade protein targets that are not addressable by medicinal chemistry approaches that others are employing. We are also utilizing our expertise in identifying small molecules to target CD73.

•

Capitalize on the commercial opportunity of our drug candidates across global markets. We have retained global development and commercialization rights to all of our drug candidates. We are pursuing clinical and regulatory programs to obtain approval in the United States and internationally. We may elect to build a focused oncology commercial organization in the United States to market any of our drug candidates that are approved. Outside the United States, we will evaluate strategic opportunities to maximize the commercial potential of our drug candidates with partners whose development and commercial capabilities complement our own.

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Evaluate strategic partnering and collaboration opportunities to accelerate development timelines and expand into therapeutic areas outside of our core areas of expertise. We intend to explore strategic partnering and collaboration opportunities to out-license rights to our research programs and drug candidates for indications in which we are unlikely to pursue development and commercialization.

The Role of HIF-2α

HIF-2α Regulation Under Normoxia

HIF-2α activity is mediated by the activity of PHDs. PHDs utilize oxygen to add hydroxyl groups (“OH”) to HIF-2α when oxygen availability is high (“normoxia”). The VHL tumor suppressor protein (“pVHL”) recognizes this modified form of HIF-2α, binds it and targets it for degradation. Due to its efficient degradation, HIF-2α protein and activity levels are typically low under normoxia, as illustrated in the following graphic.

HIF-2α Regulation Under Hypoxia

Under hypoxic conditions, there is insufficient oxygen for the PHDs to modify HIF-2α, and pVHL cannot bind unmodified HIF-2α. As a result, HIF-2α accumulates and translocates to the nucleus, where it binds to HIF-1ß to form an active transcription factor complex, as illustrated in the following graphic. This complex recognizes specific DNA sequences in target genes, leading to the expression of a variety of proteins, including factors associated with cell proliferation and survival, angiogenesis (including vascular endothelial growth factor (“VEGF”) and platelet-derived growth factor), immune evasion and metastasis. These conditions, if unchecked, can lead to tumor growth.

pVHL Deficiency Results in HIF-2α Activation

HIF-2α can also accumulate when pVHL is defective or absent. The resulting abnormal over accumulation and activation of HIF-2α has been linked to tumor development in multiple organ systems. Normal adults have two working copies of the VHL gene, one inherited from each parent. People suffering from VHL disease are born with one functional copy of the VHL gene and one germline mutated copy that fails to produce functional pVHL. If mutations then occur in the functional copy, cells do not express any functional pVHL, which leads to an increase in HIF-2α, as illustrated in the following graphic. People with VHL disease frequently develop multiple tumors, particularly RCC in one or both kidneys in up to 70% of patients. Even without a germline mutated copy of the VHL gene as present in VHL disease, mutations in both copies of the VHL gene can arise. In cells where this occurs, no functional pVHL is expressed, which leads to the accumulation and transcriptional activation of HIF-2α, an oncogenic driver in RCC. Over 90% of patients with clear cell RCC have defective pVHL in their tumors. Several preclinical studies conducted by third parties further support the pathophysiological role of HIF-2α in clear cell RCC. In these preclinical studies, knockdown of HIF-2α expression in pVHL defective clear cell RCC xenografts was observed to impede tumor formation comparable to reintroduction of VHL, and overexpression of a stabilized variant of HIF-2α alone was adequate to overcome pVHL’s tumor suppressive effect.

PHD Deficiency Results in Pseudohypoxia and HIF-2α Activation

HIF-2α can also accumulate and be activated under conditions of pseudohypoxia, a condition that occurs when the PHDs are either expressed in low abundance or have reduced activity. Under pseudohypoxia, HIF-2α is not modified despite ample oxygen availability and pVHL cannot bind HIF-2α and lead to its degradation, as illustrated in the following graphic. Dysregulation of HIF-2α under pseudohypoxia is thought to contribute to PAH and paraganglioma, a neuroendocrine tumor.

PT2977: A HIF-2α Inhibitor for Oncology Indications

Our lead drug candidate, PT2977, is an oral inhibitor of HIF-2α that we are developing for the treatment of mRCC, VHL and GBM. We plan to initiate an international Phase 3 clinical trial in previously treated mRCC patients in the second half of 2019. In addition, we are currently evaluating PT2977 in a Phase 2 clinical trial in VHL disease-associated RCC in the United States and Europe, a Phase 2 clinical trial in combination with cabozantinib in mRCC, a Phase 1/2 dose-escalation and dose-expansion clinical trial in patients with mRCC and an expansion arm in our Phase 1/2 clinical trial in GBM patients with recurrent disease. PT2977 has generally been well tolerated in all of our clinical trials to date, and PT2977 has shown encouraging clinical anti-tumor activity. Therefore, we believe there is further potential for use of PT2977 in first line treatment of mRCC in combination with other therapies and as adjuvant treatment following surgical removal of renal tumors.

Because HIF-2α is largely inactive in normal adult physiology, we believe that treatment with a highly selective HIF-2α inhibitor can be a therapy targeted at sites of abnormal HIF-2α activity (e.g., in the tumor) with little effect on other tissues or systems, thus limiting unwanted side effects.

Renal Cell Carcinoma (“RCC”)

Disease Background and Opportunity

RCC is the most common kind of kidney cancer found in adults. According to the American Cancer Society, there will be over 70,000 new cases of kidney cancer and over 14,000 deaths from kidney cancer in the United States in 2019. Kidney cancer is the sixth most common cancer in Europe, with more than 136,000 new cases diagnosed each year and 54,000 deaths annually.

Approximately 70% to 80% of kidney tumors are clear cell RCCs. The VHL tumor suppressor, a component of the ubiquitin proteasome system, is inactivated in both VHL disease and in the vast majority of RCC. Such inactivation leads to the aberrant activation of HIF-2α, a key oncogenic driver in RCC. The remaining 20% to 30% of kidney cancers include non-clear cell histology such as papillary, translocation, medullary, chromophobe, collecting duct, unclassified RCC and an expanding list of additional subtypes.

If diagnosed early, when the cancer is limited to the kidney, RCC may be treated with surgery to remove the tumor, though some patients may have recurrence of their disease. About one-third of RCC patients are diagnosed with advanced or metastatic disease. The five-year survival rate for patients with advanced or metastatic (Stage IV) RCC was estimated to be only 12% in 2018.

Patients with advanced disease are treated with systemic therapy for disease control. The treatment paradigm for patients with advanced disease is evolving. Initially, interferon-alpha and high-dose IL-2, commonly referred to as cytokines, were the only available treatments. As the role of angiogenesis in the pathogenesis of RCC was understood, therapies targeting the VEGF pathway replaced cytokines as the mainstay of treatment. The treatment arsenal has continued to expand and includes therapies targeting the mammalian target of rapamycin (“mTOR”) pathway, and more recently, immunotherapies.

Current Treatment Paradigm – Three Main Mechanisms Currently in Use

Patients with mRCC currently receive immunotherapy or VEGF-targeting agents as their first-line treatment. As therapies for mRCC are typically not curative, patients frequently progress and require subsequent lines of care. Patients who have failed immunotherapy or a VEGF-targeting agent as a first-line treatment will often receive the other agent as second-line treatment. mTOR inhibitors are used in patients who have failed immunotherapy and VEGF-targeting therapy. Nivolumab in combination with ipilimumab was the first immunotherapy combination regimen to demonstrate clinical activity in first-line mRCC patients, leading to its approval in this setting. We believe that the treatment paradigm for mRCC will evolve as additional immunotherapy combination approaches are studied for this patient population. For example, combination regimens of immunotherapy and a VEGF-targeted therapy in the first line setting have recently reported positive Phase 3 data. As a result, first-line treatment of mRCC will likely be mostly comprised of several immunotherapy-based combination regimens.

Given the relatively poor prognosis of patients with advanced disease, there is a significant need for more effective systemic therapies, especially if such treatments have a favorable safety/tolerability profile and novel mechanism of action potentially enabling combination treatment approaches. Based on the encouraging clinical anti-tumor activity and the favorable toxicity profile we have observed to date, we intend to conduct an international Phase 3 clinical trial of PT2977 monotherapy in previously treated mRCC patients. We believe there is further potential for the use of PT2977 in first line treatment of mRCC in combination with other therapies and as adjuvant treatment following surgical removal of renal tumors.

PT2977 in mRCC

We are currently evaluating PT2977 in a Phase 1/2 dose-escalation and expansion trial. As of January 1, 2019, PT2977 has been well tolerated and showed a promising activity profile as 22% of mRCC patients who were treated at the planned Phase 3 clinical dose experienced a confirmed PR.

Based on these encouraging results, we plan to investigate PT2977 for the treatment of mRCC as monotherapy as well as in combination with currently available agents. We plan to conduct an international Phase 3 trial of PT2977 monotherapy in previously treated mRCC patients and expect to initiate enrollment in the second half of 2019. Efficacy endpoints will include PFS, overall survival (“OS”) and objective response rate (“ORR”). Quality of life, safety, tolerability and pharmacokinetics of PT2977 will also be evaluated.

Potential combination regimens with PT2977 include the doublet combination of PT2977 and immunotherapy as well as the triplet combination of PT2977, immunotherapy and a VEGF-targeting agent. Such combinations may have particular potential in the first-line setting where immunotherapy is becoming the mainstay of treatment. Another combination strategy is that of a doublet combination of PT2977 and a VEGF-targeting agent. We are currently evaluating a combination of PT2977 and cabozantinib, a VEGFR-targeting agent, in a Phase 2 clinical trial in patients with mRCC.

Another potential opportunity for PT2977 is for the adjuvant treatment of patients at high risk of recurrent RCC following the surgical removal of renal tumors (“nephrectomy”). Up to 40% of patients may have a relapse with metastasis after nephrectomy. Sunitinib, a VEGFR-targeting agent, is approved in the United States in this setting, where Sunitinib improved the five-year disease-free survival rate modestly from 51.3% to 59.3%, but 28% of patients discontinued treatment due to an adverse reaction. A new treatment option in this setting with an improved clinical profile would be of clinical utility.

Ongoing or Completed Clinical Trials of PT2977 in mRCC

We are currently conducting a Phase 1/2 dose-escalation and expansion clinical trial of PT2977 in patients with solid tumors in the United States (“PT2977-101”). This Phase 1/2 clinical trial was designed to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of PT2977, and in the Phase 2 portion, anti-tumor activity was also evaluated in patients with mRCC. This trial was not designed to test any particular endpoint or to show statistical significance.

In the completed Phase 1 dose-escalation portion, a total of 43 patients were treated. The key eligibility criterion was a diagnosis of a locally advanced or metastatic solid tumor with the patient having progressed or being intolerant to standard of care therapy. PT2977 was administered orally, once daily, starting at 20 mg with sequential dose escalations up to 240 mg in cohorts of six patients each, except for the 240 mg cohort which contained seven patients. An additional six patient cohort received 120 mg twice daily. Patients continued therapy with PT2977 at their assigned dose until disease progression or intolerable toxicity. Once-daily oral doses above 120 mg did not provide markedly increased plasma exposure of PT2977, and the maximum tolerated dose was not reached during this trial. The dose of 120 mg once daily was selected for an expansion arm of patients with mRCC given its favorable pharmacokinetics and tolerability profile.

The key inclusion criterion for the Phase 2 expansion portion in mRCC was a diagnosis of locally advanced or metastatic RCC with predominantly clear cell subtype after receiving at least one prior therapeutic regimen. In total, we have enrolled 55 previously treated mRCC patients in this trial with PT2977 at the 120 mg once daily dose. Baseline disease characteristics for these 55 patients are presented in the following table.

Baseline Disease Characteristics of mRCC Patients Treated With 120 mg Once Daily PT2977

Characteristics	N=55
Median age, years (range)	62 (39-75)

Sex, n (%) Female Male	11 (20) 44 (80)

ECOG Performance Status, n (%) 0 1 2	20 (36) 33 (60) 2 (4)

Prior nephrectomy, n (%)	46 (84)

Prior systemic therapies, median, n (range)	3 (1-9)

Prior anticancer therapies, n (%) VEGF/VEGFR Immunotherapy Investigational/other mTOR inhibitor Cytokine	51 (93) 40 (73) 15 (27) 12 (22) 7 (13)

IMDC Risk Category Favorable Intermediate Poor	5 (9) 40 (73) 10 (18)

ECOG, Eastern Cooperative Oncology Group; IMDC, International Metastatic Renal Cell Carcinoma Database Consortium.

As of the data cut-off date of January 1, 2019, the best response among these 55 patients included 12 patients (22%) with a confirmed PR and 31 patients (56%) with SD as assessed by RECIST v1.1 for an overall clinical benefit rate of 78%. RECIST v1.1 is the latest version of a widely accepted set of criteria for evaluating the response of solid tumors to treatment. PR is defined as an at least 30% decrease in the sum of diameters of target lesions, taking as reference the baseline sum diameters, PFS is defined as the time from randomization until objective tumor progression or death, whichever occurs first, and SD is defined as neither sufficient shrinkage to qualify for PR nor sufficient increase to qualify for progressive disease (at least a 20% increase in the sum of diameters of target lesions, taking as reference the smallest sum in the trial (this includes the baseline sum if that is the smallest in the trial)). A waterfall plot showing best change in target lesions diameters is presented in Figure 1 and a swimmers plot of treatment duration is presented in Figure 2. Median follow-up for this cohort is 9 months and the median PFS has not yet been reached; the radiographic PFS Kaplan-Meier curve is presented in Figure 3. Twenty patients remained in the trial as of January 1, 2019.

Figure 1. Best Change in Sum of Target Lesions from Baseline (As of January 1, 2019)

Figure 2. Treatment Duration (As of January 1, 2019)

Figure 3. Radiographic Progression-Free Survival (As of January 1, 2019)

Figure 4 below summarizes common all-cause adverse events by grade as of January 1, 2019. Grade 1 represents mild toxicity, Grade 2 represents moderate toxicity, Grade 3 represents severe toxicity and Grade 4 represents life threatening toxicity.

Figure 4. Common (≥20%) All-Cause Adverse Events as of January 1, 2019

Treatment with PT2977 was generally well tolerated. Among the 55 patients, the most common all-grade adverse events were anemia (75%), fatigue (64%), dyspnea (44%), nausea (33%) and peripheral edema (29%) as of January 1, 2019. Anemia (20%) and hypoxia (11%) were the most common Grade 3 adverse events. There were two patients who had treatment-related study drug discontinuations and three other patients who had treatment-related study drug dose reductions. One death during the treatment period was reported for a patient with a history of hypertension, high cholesterol and coronary artery bypass who had a cardiac arrest and died due to ventricular fibrillation. The death was not attributed to treatment with PT2977.

We are currently recruiting patients in a Phase 2 clinical trial to evaluate the efficacy and safety of PT2977 in combination with cabozantinib, a VEGFR-targeting agent, for the treatment of patients with mRCC. The trial is comprised of two patient cohorts, one of treatment-naïve patients and the other of patients previously treated with immunotherapy. The primary objective of the trial is to evaluate the efficacy of the combination as measured by ORR. Secondary objectives include other measures of efficacy including duration of response (“DOR”), PFS and OS. OS is defined as the time from randomization until death from any cause and is measured in the intent-to-treat population and ORR is defined as the sum of the percent of patients achieving a complete response plus the percent of patients achieving a PR. Safety, tolerability and pharmacokinetics of the combination will also be evaluated. We expect to enroll approximately 50 patients in each cohort in this trial. PT2977 will be administered orally at a once daily dosage of 120 mg and cabozantinib will be administered orally at a once daily dosage of 60 mg. Patients will continue to receive PT2977 and cabozantinib in the absence of unacceptable toxicity or disease progression. This trial and our planned combination immunotherapy trial could position PT2977 as a potential earlier line treatment, including first line, for patients with mRCC.

Von Hippel-Lindau Disease (“VHL Disease”)

Disease Background and Opportunity

VHL disease affects about one in 36,000 live births. We estimate that there are approximately 20,000 VHL disease patients in the United States and the European Union. The main manifestations of VHL disease include RCC as well as retinal, cerebellar and spinal hemangioblastomas. Affected individuals have a germline mutation or deletion of the VHL gene. When mutations occur in the remaining VHL gene, those cells do not express any functional pVHL. The consequent loss of HIF-2α regulation causes highly angiogenic lesions, exemplified by RCCs and hemangioblastomas. RCC occurs in up to 70% of individuals with VHL disease by the age of 60.

Treatment of VHL disease includes lifelong surveillance, with surgical intervention when necessary. If renal tumors grow to be larger than approximately three centimeters in size, they can develop metastatic potential and need to be removed with a nephron-sparing surgical intervention. Patients affected by VHL disease are at risk for the development of multi-focal and bilateral renal tumors. VHL renal cancer surgery can be complex and expensive with removal of multiple tumors from a kidney during a single surgery. Complications from such extensive surgery are not uncommon and can include significant blood loss, infection and significant renal function decline. Surgery does not cure VHL disease patients with RCC as the genetic condition will continue to drive tumor formation and growth. In the majority of patients, tumors continue to recur, and repeated surgeries are required. Patients may also develop renal insufficiency which may lead to shortened life span. The life expectancy of VHL disease patients with RCC is only 40 to 52 years of age.

If hemangioblastomas become symptomatic, they need to be surgically removed to reduce the risk of developing permanent neurologic injury. Retinal hemangioblastomas require laser and thermal ablation to prevent irreversible retinal damage.

The overall effect that multiple interventions have on the patient is substantial, and repeated surgical procedures can carry significant morbidity. As there are no approved systemic therapies for VHL disease, a major unmet need exists for a systemic chronic therapy that can control VHL disease-related lesions.

PT2977 in VHL Disease

The anticipated anti-tumor activity of PT2977 for the treatment of VHL disease-associated lesions, along with a favorable tolerability profile, provided the rationale to evaluate PT2977 in VHL disease patients. PT2977 is being clinically investigated for the treatment of VHL disease-associated RCC in an ongoing Phase 2 clinical trial in the United States and Europe. The primary objective of the trial is the evaluation of safety and efficacy as measured by ORR. Secondary objectives include other measures of efficacy such as DOR. The potential impact of PT2977 on VHL disease-associated non-RCC tumors will also be assessed. We also intend to evaluate the tolerability and pharmacokinetics of PT2977 in this trial.

Key eligibility criteria include a diagnosis of VHL disease based on a germline VHL alteration and the presence of at least one measurable solid RCC tumor in the kidney with no evidence of metastatic disease. We initiated the trial in 2018 and as of January 1, 2019, the trial had enrolled 24 patients. We expect to complete enrollment of approximately 50 patients in the first half of 2019. Patients will receive PT2977 orally at a dose of 120 mg once daily until there is evidence of disease progression or the development of unacceptable toxicity. If the results of our ongoing and planned clinical trials are positive, we intend to discuss the regulatory pathway for PT2977 with the FDA and EMA, including the potential for an accelerated approval pathway. We intend to seek orphan drug designation for VHL disease.

Glioblastoma multiforme (“GBM”)

Disease Background and Opportunity

GBM is the most common malignant primary brain tumor. GBM tumors arise from glial cells, which are cells that form the tissue that surrounds and protects other nerve cells found within the brain and spinal cord. In the United States, approximately 12,000 new cases of GBM are diagnosed each year. The median survival of patients with GBM is 14 to 16 months and the five-year survival rate is approximately 10%.

Hypoxia is a prominent feature of the tumor microenvironment in GBM, and HIF-2α activity has been tied to increasing glioma grade and poor survival outcomes. In addition, GBM contains self-renewing, tumorigenic glioma stem cells (“GSCs”) that contribute to tumor initiation and therapeutic resistance. The hypoxic environment promotes the self-renewal properties of GSCs and may also drive non-stem cells toward a stem-like phenotype. HIF-2α has been shown to be selectively upregulated in GBM GSCs. Furthermore, hypoxia has been hypothesized as a resistance mechanism to radiation therapy, which is a critical aspect of GBM treatment.

The three main forms of treatment for GBM are surgery, radiation therapy and chemotherapy. These treatments may be used alone, but are usually used in combination with one another. The initial treatment in most cases is surgical resection to remove as much of the tumor as possible. Often, only a portion of the tumor can be safely removed because malignant cells may have infiltrated the brain in functionally crucial areas. As surgery cannot usually remove every cell of the tumor, radiation therapy and/or chemotherapy (with temozolomide, an alkylating drug) are frequently used following surgery to continue treatment.

Given the relatively poor prognosis of patients with GBM, there is a significant need for effective tolerable systemic therapies that can be used as monotherapy or with available therapies to improve outcomes in GBM patients.

PT2977 in GBM

We have observed that our HIF-2α inhibitors have been shown to cross the blood-brain barrier. In a Phase 2 clinical trial conducted by the Adult Brain Tumor Consortium with our initial HIF-2α inhibitor, PT2385, GBM patients with high drug exposure had longer SD, suggesting drug activity. In the PT2977-101 dose escalation arm, a patient with anaplastic ependyoma, a rare brain tumor, achieved a PR and has remained in the trial for over a year.

We are evaluating PT2977 for the treatment of recurrent GBM in an expansion arm of our PT2977-101 trial. The objective of this expansion arm is to evaluate the efficacy, safety and pharmacokinetics of PT2977 in the recurrent GBM patient population.

Efficacy assessments will include PFS at six months, radiographic response rate (response assessment in neuro-oncology criteria, an established set of criteria for assessing response to treatment of GBM) and OS. Safety, tolerability and pharmacokinetics of PT2977 will also be evaluated. Key eligibility criteria include a diagnosis of recurrent GBM following radiation and temozolomide therapy. We expect to enroll 25 patients in this expansion arm. Patients will receive PT2977 orally at a dose of 120 mg twice daily until there is evidence of disease progression or the development of unacceptable toxicity.

PT2567: A HIF-2α Inhibitor for Non-Oncology Indications

We are also developing PT2567, an oral inhibitor of HIF-2α, for non-oncology indications. Based on a strong biological rationale and preclinical activity, we are initially developing PT2567 for PAH. We also plan to explore development of this compound in IBD. We believe that PT2567’s novel mechanism of action, coupled with what we believe will be the ability of HIF-2α inhibitors to combine with other therapies, position this drug candidate well to provide potential benefit to patients afflicted with these debilitating diseases. We anticipate filing an IND for PT2567 in 2020 with PAH as the initial indication.

Pulmonary Arterial Hypertension (“PAH”)

Disease Background and Opportunity

PAH is a progressive disease characterized by increased pulmonary vascular resistance, leading to chronic elevation in pulmonary arterial pressure, right-sided heart failure and premature death. The pathobiology of PAH is not completely understood but involves narrowing of the pulmonary vascular lumen as the result of excess vasoconstriction, vascular remodeling and inflammation. PAH is an orphan indication. There are approximately 500 to 1,000 new cases of PAH diagnosed each year in the United States. Patients with untreated PAH have an estimated median survival of less than three years, and even with earlier diagnosis and therapeutic intervention, average survival after diagnosis for PAH is estimated to be only five to seven years. Despite the approval of multiple therapies over the last two decades that afford improvements in symptoms and survival, PAH remains a disease with no known cure that invariably leads to right-sided heart failure, severe limitations due to symptoms and premature death. There are currently three pathways targeted (prostacyclin, endothelin and nitric oxide) by drugs approved for PAH. While key defective structural features of PAH include vasoconstriction, vascular endothelial and smooth muscle cell proliferation and inflammation, the main pharmacological effect for all currently approved therapies is believed to be vasodilation. These agents modestly slow, but do not halt or reverse, progression of PAH. We believe there is a significant unmet need for new drugs that are oral, primarily target the proliferative pathological processes and can be used alone or in combination with other PAH therapies.

Multiple lines of evidence support HIF-2α as an important therapeutic target for the treatment of PAH. First, there is a strong genetic link between activation of HIF-2α and PAH in patient populations with rare diseases. For example, patients with Chuvash polycythemia (a condition in which both copies of the VHL gene are mutated such that pVHL can still bind HIF-2α weakly) have elevated levels of HIF-2α and elevated pulmonary artery pressures. An academic study showed that family members affected by a mutation that leads to abnormally active HIF-2α developed severe PAH. Second, pseudohypoxia leads to HIF-2α activity in patients with idiopathic PAH. Third, several preclinical studies in mice conducted by third parties have demonstrated the role of HIF-2α in PAH initiation and progression. For example, deletion of one of the PHDs in mice was observed to result in PAH. Similarly, HIF-2α deletion in pulmonary endothelium in hypoxic mice blocked increases in pulmonary pressure, right heart hypertrophy and vascular remodeling. It has also been observed that indirect pharmacologic inhibition of HIF-2α is active in several rodent models of PAH.

PT2567 in PAH

We have observed PT2567 to be active in rodent models of PAH. We evaluated the effects of PT2567 in semaxinib/hypoxia-induced PAH in rats as presented in Figure 5. After 3 weeks dosing, PT2567 blocked the development of PAH as measured by reductions in pulmonary arterial pressure and right heart hypertrophy (Fulton Index). PT2567 also significantly inhibited vascular remodeling as measured by pulmonary vascular smooth muscle cell hypertrophy.

We also evaluated the interventional effect of PT2567 in the semaxinib/hypoxia-induced PAH model in rats. In this model, after three weeks dosing, PT2567 demonstrated significant inhibition of increases in pulmonary arterial pressure. In addition, PT2567 was highly successful in blocking vascular remodeling, determined by histopathologic evaluation of pulmonary arteries. We believe the disease-modifying activity of HIF-2α inhibition observed in these models is a result of inhibition of expression of several key mediators of disease in pulmonary endothelial cells.

Figure 5. Treatment with PT2567: Pulmonary Arterial Pressure, Fulton Index and Lung Histopathology

Inflammatory Bowel Disease (“IBD”)

Disease Background and Opportunity

IBD is a chronic inflammatory disorder of the gastrointestinal tract that includes both Crohn’s Disease and ulcerative colitis. IBD afflicts more than three million people in the United States and more than 10 million individuals worldwide. It is a debilitating disease with symptoms ranging from abdominal pain and diarrhea to rectal bleeding, intestinal blockage and fibrosis. In addition, IBD patients have an increased risk of developing colitis-associated cancer. Anti-TNF-α therapy is one of the primary treatment modalities and provides symptomatic relief to many patients, but some patients do not respond to the therapy, and there are safety concerns with these agents. As such, there is a need for novel therapy that is well tolerated with the ability to combine with standard of care agents to increase the percentage of patients that achieve and maintain disease remission.

PT2567 in IBD

HIF-2α plays a role in the progression of IBD, where it is likely activated by local areas of hypoxia. HIF-2α expression is elevated in the intestinal epithelium of IBD patients, where it is believed to induce inflammation, increase epithelial cell apoptosis and increase colon permeability. In a preclinical mice model, intestinal deletion of HIF-2α blocked development of IBD and overexpression of HIF-2α in intestinal epithelial cells led to colitis. PT2567 has also been observed to be active in mice with colitis induced by dextran sodium sulfate (“DSS”) where it significantly blocked colon shortening and reduced the disease activity index as presented in Figure 6. We believe the activity of PT2567 in this colitis model is likely the result of inhibition of expression of pro-inflammatory mediators. In addition, in this model, PT2567 treatment reduced the expression of TNF-α and nitric oxide synthase and the number of monocytes in the colon of diseased mice.

Figure 6. Treatment with PT2567: Disease Activity Index and Colon Length

Our Initial HIF-2α Inhibitor

We have generated a portfolio of novel molecules that bind tightly and specifically to HIF-2α. PT2385 was the first of these molecules to enter the clinic.

In a dose escalation and expansion trial that we conducted in heavily pre-treated mRCC patients, PT2385 monotherapy was associated with highly variable drug exposure. Higher drug exposures were associated with anti-tumor activity. We further evaluated the combination of PT2385 and nivolumab in an expansion arm of 50 patients. The combination demonstrated promising anti-tumor activity and was well tolerated. Patients who achieved therapeutic exposures of PT2385 had a median PFS of 10 months compared to 4.6 months in patients who had sub-therapeutic exposures of PT2385. We also evaluated the combination of PT2385 and cabozantinib in an expansion arm of nine patients. The combination was well tolerated, and four patients achieved PRs.

In a Phase 2 trial conducted by the Adult Brain Tumor Consortium of 24 patients with recurrent GBM, three patients with the highest drug exposures had longer SD compared to the other patients who had lower drug exposures, suggesting drug activity in this indication.

Due to the high variability in drug exposure observed in patients treated with PT2385, we refocused our efforts on advancing the development of PT2977. Relative to PT2385, PT2977 was approximately ten times more potent in biochemical and cell-based assays, as well as in mouse tumor xenograft models of clear cell RCC.

Preclinical Programs

Ubiquitin Proteasome System

We also have a preclinical program directed to the ubiquitin proteasome system. This program has three objectives: (1) to discover and develop novel, orally bioavailable therapeutics that trigger RBM39 degradation to treat genetically defined cancer patients; (2) to identify new molecular glues that use DCAF15 to selectively recruit and degrade alternative neo-substrates; and (3) to identify additional E3 ligase/molecular glue pairs to further expand the diversity of therapeutically relevant proteins that we can selectively degrade. The first objective is in lead optimization, and research on objectives two and three is ongoing.

Healthy cells use multiple processes to ensure that each protein is produced when and where needed, and in the appropriate amounts. Disruption of these processes can lead to a particular protein being overexpressed, mutated or misfolded, conditions which can result in a variety of diseases. For example, mutation of the VHL protein leads to over accumulation of the HIF-2α protein.

Unneeded or damaged proteins are often destroyed and recycled by “waste disposal” machinery within the cell known as the ubiquitin proteasome system. This machinery tags proteins destined for destruction by attaching several copies of a small protein called ubiquitin. Tagging is accomplished by three enzymes. First, the E1 enzyme activates ubiquitin, which is then transferred to a second enzyme, E2. The activated ubiquitin tags are transferred from the E2 enzyme to specific proteins recognized by members of a large class of enzymes known as E3 ubiquitin ligases. After multiple ubiquitins are attached, the proteasome can recognize and degrade the tagged target protein. The selectivity and specificity of the process are normally driven by the unique protein recognition features of the particular E3 ubiquitin ligase family member involved. Our research focuses on repurposing members of the ubiquitin proteasome system to degrade alternative disease-associated proteins.

Much effort in this field is focused on approaches in which separate molecules, one that binds an E3 ubiquitin ligase member and one that binds the target protein, are tethered by a linker. However, we believe this approach often yields potential therapeutics with poor drug properties. We are instead focusing on identification of “molecular glues,” small drug-like molecules that bind to an individual E3 ubiquitin ligase, altering its structure in order to ubiquitinate a specific target protein (a “neo-substrate”) that it does not naturally recognize. When the neo-substrate is involved in disease initiation and progress, the molecular glue will provide therapeutic benefit by promoting degradation of a therapeutically relevant protein. Two examples of molecular glue E3 ubiquitin ligase systems have been identified. The first system employs immunomodulatory imides (“IMiDs”), which include the drugs thalidomide, lenalidomide and pomalidomide, that bind to the E3 cereblon, a ubiquitin ligase substrate recognition component. Once bound, these IMiDs drive cereblon’s newly acquired ability to promote degradation of the neo-substrates ikaros and aiolos, transcription factors that are critical in the development and progression of multiple myeloma. In a second molecular glue system, a molecular glue, indisulam, recruits the ubiquitin ligase substrate recognition component DCAF15 to promote degradation of the neo-substrate RBM39. Capitalizing on our expertise in biology, structure-based drug design and medicinal chemistry, we are developing improved small molecules designed to act as molecular glues in this system.

CD73

Our research on the tumor microenvironment and hypoxia has led to a program targeting the extracellular enzyme CD73. Many cancers usurp the anti-inflammatory adenosinergic pathway to avoid immune surveillance, thereby reducing the effectiveness of immunotherapy. CD73 is the rate-limiting enzyme in the production of extracellular adenosine from adenosine triphosphate. Its expression is increased in several cancers and in some patients who have become refractory to anti-PD-1 therapy. We aim to capitalize on our expertise in structure-based drug design and medicinal chemistry to develop orally bioavailable small molecule inhibitors of CD73 designed to reverse immune suppression and to enhance the efficacy of immunotherapy.

Manufacturing

We currently do not own or operate any manufacturing facilities. We rely, and expect to continue to rely for the foreseeable future, on third-party contract manufacturing organizations (“CMOs”) to produce our drug candidates for preclinical and clinical testing, as well as for commercial manufacture if our drug candidates receive marketing approval. We require that our CMOs produce bulk drug substances and finished drug products in accordance with current Good Manufacturing Practices (“cGMPs”) and all other applicable laws and regulations. We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our drug candidates.

We have engaged CMOs to manufacture PT2977 and PT2567 for preclinical and clinical use. Additional CMOs are used to label, package and distribute PT2977 drug product for clinical use. We obtain our supplies from these CMOs on a purchase order basis and do not have a long-term supply arrangements in place. We do not currently have arrangements in place for redundant supply. For all of our drug candidates, we intend to identify and qualify additional manufacturers to provide the active pharmaceutical ingredient and fill-and-finish services prior to seeking regulatory approval.

Competition

The biotechnology and pharmaceutical industries are characterized by rapid technological advancement, significant competition and an emphasis on intellectual property. We face potential competition from many different sources, including major and specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. Any drug candidates that we successfully develop and commercialize will compete with current therapies and new therapies that may become available in the future. We believe that the key competitive factors affecting the success of any of our drug candidates will include efficacy, combinability, safety profile, convenience, cost, level of promotional activity devoted to them and intellectual property protection.

We are not aware of any other company or organization that is conducting clinical trials of a drug candidate that inhibits HIF-2α. The competition we may face with respect to each of the indications we are targeting with PT2977 includes:

mRCC. Approved immunotherapy antibodies such as those targeting CTLA-4 (Yervoy, marketed by Bristol-Myers Squibb Company) and PD-1/PD-L1 (Opdivo, Bavencio, Keytruda and Tecentriq, marketed by Bristol-Myers Squibb Company, Pfizer Inc., Merck & Co., Inc. and Genentech, Inc., respectively); approved anti-angiogenesis agents (Sutent, Avastin, Votrient, Inlyta and Cabometyx, marketed by Pfizer Inc., Genentech, Inc., Novartis AG, Pfizer Inc. and Exelixis, Inc., respectively, Lenvima, co-marketed by Eisai Inc. and Merck & Co., Inc. and Nexavar, co-marketed by Bayer AG and Onyx Pharmaceuticals, Inc.); approved mTOR inhibitors (Torisel and Afinitor, marketed by Pfizer Inc. and Novartis AG, respectively) and approved interleukin 2 (Proleukin, marketed by Prometheus Laboratories, Inc.). There are also ongoing combination trials with various drugs.

GBM. Approved alkylating agents (Temodar, marketed by Merck & Co., Inc.); and anti-angiogenesis agents (Avastin, marketed by Genentech, Inc.).

There are currently no drugs that have been approved by the FDA or EMA specifically for the treatment of conditions associated with VHL disease.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our drug candidates, technology and know-how, to operate without infringing the proprietary or intellectual property rights of others and to prevent others from infringing our proprietary or intellectual property rights. We expect that we will seek to protect our proprietary and intellectual property position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements and drug candidates that are important to the development and implementation of our business. We also rely on trade secrets, know-how, trademarks, continuing technological innovation and licensing opportunities to develop and maintain our proprietary and intellectual property position.

We currently, and expect that we will continue to, own or in-license patents and patent applications related to our key drug candidates in an effort to establish intellectual property positions protecting these drug candidates, as well as their use in the treatment of various diseases, such as RCC, VHL disease, GBM, PAH, iron overload and IBD. We also intend to pursue patent protection, if available, with respect to biomarkers that may be useful in selecting a patient population for use of our drug candidates. We own or in-license a patent portfolio consisting of over 15 patent families, which include at least 10 issued patents and over 35 pending patent applications in the United States and Australia, Brazil, Canada, China, Eurasia, Europe, Israel, Japan, Korea, Mexico and New Zealand, as well as a number of other foreign jurisdictions. For our drug candidates, we generally pursue multilayered patent protection covering compositions of matter, methods of use and methods of manufacture. As further described below, we intend to strengthen the patent protection of our drug candidates and technologies through additional patent application filings.

HIF-2α Program

We own approximately ten patent families and in-license three patent families related to, among other things, our HIF-2α program, including PT2977, PT2567 and other related compounds. These patent families include approximately nine issued U.S. patents, approximately seven pending U.S. non-provisional patent applications, approximately two pending U.S. provisional patent applications and over 25 pending foreign patent applications and issued foreign patents covering compositions and uses related to our HIF-2α program. Any patents that issue in these families are expected to start to expire in 2033, excluding any patent term adjustments and any patent term extensions.

PT2977

We own or in-license multiple patent families related to, among other things, PT2977, which includes approximately four issued U.S. patents, approximately four pending U.S. non-provisional patent applications, approximately two pending U.S. provisional patent applications and over 20 pending foreign patent applications. Issued U.S. patents owned by us that claim the composition of matter of PT2977 are expected to start to expire in 2034, and pending applications that claim methods of use of PT2977 and certain formulations of PT2977, if issued, are expected to start to expire in 2036, excluding any patent term adjustments and any patent term extensions.

PT2567

We own or in-license multiple patent families related to, among other things, PT2567, which includes approximately four issued U.S. patents, approximately four pending U.S. non-provisional patent applications, approximately one pending U.S. provisional patent application and over 20 pending foreign patent applications. Issued U.S. patents owned by us that claim the composition of matter of PT2567 are expected to start to expire in 2034, and pending applications that claim methods of use of PT2567, if issued, are expected to start to expire in 2036, excluding any patent term adjustments and any patent term extensions.

Ubiquitin Ligase Program

We in-license one patent family directed to, among other things, our ubiquitin ligase program. This patent family includes one pending U.S. non-provisional patent application covering uses related to our ubiquitin ligase program. Any future patents that may issue from this patent family, assuming the necessary non-provisional patent applications are timely filed and all other applicable requirements are satisfied, would be expected to expire in 2037, excluding any patent term adjustments and any patent term extensions.

CD73 Program

We own multiple patent families directed to, among other things, our CD73 program. These patent families include pending provisional and non-provisional patent application covering compositions and uses related to our CD73 program. Any future patents that may issue from this patent family, assuming the necessary non-provisional patent applications are timely filed and all other applicable requirements are satisfied, would be expected to start to expire in 2038, excluding any patent term adjustments and any patent term extensions.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries in which we file, the patent term is generally 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office (“USPTO”) in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Additionally, the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) permits patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time a drug is under regulatory review while a patent that covers the drug is in force. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended.

Similar provisions are available in the European Union and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our drug candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, if available. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and, if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see the section “Risk Factors—Risks Related to Our Intellectual Property.” Expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

In addition to patent protection, we also rely on trade secrets, know-how, trademarks, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached, and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, alter our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see the section “Risk Factors—Risks Related to Our Intellectual Property.”

Third Party Agreements

2011 Exclusive License Agreement with The University of Texas System on behalf of The University of Texas Southwestern Medical Center

We have exclusively licensed intellectual property from The University of Texas System on behalf of The University of Texas Southwestern Medical Center (“UTSW”) in a license agreement effective November 21, 2011, as amended on February 18, 2013 and June 15, 2015. In November 2011, we entered into the agreement with UTSW for an exclusive worldwide license to develop and commercialize products covered by the UTSW licensed intellectual property for all therapeutic, diagnostic and prophylactic applications. In February 2013, we and UTSW amended the license agreement to include additional UTSW licensed patent rights pertaining to inhibition of HIF-2α. In June 2015, we and UTSW amended the license agreement to include additional UTSW licensed patent rights and technology pertaining to treatment of iron overload (the “Iron Overload Patents” and “Iron Overload Technology”).

Under the license agreement, we are obligated to make payments to UTSW aggregating up to $750,000 per product either covered by the UTSW licensed patent rights or derived from materials provided by UTSW, or aggregating up to $1,500,000 if such product is covered by an Iron Overload Patent or is derived from certain materials provided by UTSW as part of the Iron Overload Technology (the “Iron Overload Products”) upon the achievement of specified development and regulatory approval milestones. We are also obligated to pay low single-digit royalties to UTSW based on net sales by us and our affiliates and sublicensees of each product covered by the UTSW licensed patent rights and certain products derived by us from materials provided by UTSW, other than Iron Overload Products. We also issued UTSW 15,000 shares of our common stock in consideration of the license. In addition, in the event we sublicense the UTSW licensed patent rights, other than the Iron Overload Patents, we are obligated to pay UTSW a specified portion of income we receive from sublicensing, up to a specified cap.

Our royalty obligations with respect to each product covered by UTSW licensed patent rights in a country extend until the last-to-expire patent claim licensed from UTSW covering the product in the country. Our royalty obligations with respect to each product derived by us from materials provided by UTSW that is subject to a royalty payment extend until expiration of a specified number of years after the first commercial sale of the product. The latest possible expiration of patents licensed under the agreement is September 2035 in all applicable countries, in the absence of any patent extensions that may be available for such patents.

Under the license agreement, we are obligated to use a certain level of effort to develop and commercialize at least one product covered by the UTSW licensed patents or derived from the material provided by UTSW and to achieve certain milestones within set times, subject to certain extensions.

UTSW has the right to terminate the license agreement for our uncured material breach of the license agreement, including if we fail to achieve specified development, regulatory approval and sales milestones within specified timeframes, or for certain events related to our bankruptcy. We have the right to terminate the agreement at any time. Our obligation to pay royalties with respect to products derived by us from materials provided by UTSW will survive any termination of the license agreement.

Cancer Prevention and Research Institute of Texas Grant

In August 2010, we entered into a contract with the Cancer Prevention and Research Institute of Texas (“CPRIT”) under the terms of which we were awarded a grant to support qualifying research efforts in several areas, including the discovery of HIF inhibitors. CPRIT was entitled to receive milestones and royalties on any products resulting from the supported research. Although the grant was to be paid to us in several tranches, we received only one payment of $3.2 million during 2011 which was used to fund the research and development of our programs. In May 2017, we entered into an agreement with CPRIT terminating the original grant contract. Under the terms of the 2017 agreement, we will be obligated to make payments to CPRIT of up to $3.8 million in aggregate if certain development, regulatory and commercial milestones are successfully achieved. The commercial milestones are subject to minimum annual sales targets and we are not obligated to make such commercial milestone payments unless and until annual sales of a product under the agreement exceed a designated threshold.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Food, Drug, and Cosmetic Act (“FDCA”). Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our drug candidates are considered small molecule drugs and must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board (“IRB”), or ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice (“GCP”), requirements and other clinical trial-related regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of an NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

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satisfactory completion of a FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”), and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any future drug candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection, if deemed necessary, and the practice of medicine in the foreign country is consistent with the United States.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the drug candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug.

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Phase 2 clinical trials involve studies in disease-affected patients to determine the dose and dosing schedule required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, are conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of our drug candidates. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that our drug candidates do not undergo unacceptable deterioration over their labeled shelf life.

NDA Review Process

Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA is a request for approval to market the drug for one or more specified indications and must contain proof of safety and efficacy for a drug. The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the United States.

Under the Prescription Drug User Fee Act (“PDUFA”), as amended, each NDA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fiscal year 2019 fee schedule, effective through September 30, 2019, the user fee for an application requiring clinical data, such as an NDA, is approximately $2.6 million. PDUFA also imposes an annual program fee for each marketed human drug ($309,915 in 2019) and an annual establishment fee on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs before it accepts them for filing, and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of a new molecular-entity NDA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a drug candidate is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting with the FDA.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), which is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product.

Additionally, a drug may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Post-Approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse experiences and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as “off-label use,” and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

•	fines, warning letters, or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications;

•	applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments.

For example, in the United States, sales, marketing and scientific and educational programs also must comply with state and federal fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws. These laws include the following:

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the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal false claims and civil monetary penalties laws, including the civil False Claims Act that can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the Federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

European Union Drug Development

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority (“NCA”), and one or more Ethics Committees (“ECs”). Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical. In the meantime, Clinical Trials Directive 2001/20/EC continues to govern all clinical trials performed in the EU.

European Union Drug Review and Approval

In the European Economic Area (“EEA”), which is comprised of the 27 Member States of the European Union (including Norway and excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization (“MA”). There are two types of marketing authorizations.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”), of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (“RMS”). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (“SPC”), and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Similar to the U.S. patent term-restoration, Supplementary Protection Certificates (“SPCs”) serve as an extension to a patent right in Europe for up to five years. SPCs apply to specific pharmaceutical products to offset the loss of patent protection due to the lengthy testing and clinical trials these products require prior to obtaining regulatory marketing approval.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance, and managed healthcare organizations. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical drug candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific drug candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Healthcare Reform

The United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), was passed which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the HHS Secretary as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (“AMP”), to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. The Centers for Medicare & Medicaid Services (“CMS”), have proposed to expand Medicaid rebate liability to the territories of the United States as well. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have passed. On December 22, 2017, President Trump signed into law new federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018 (the “BBA”), among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare Part D drug plans. In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA-qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2027 unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. Additionally, on January 31, 2019, HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufactures to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Moreover, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.

Scientific Advisory Board

We have assembled a scientific advisory board comprised of advisors who have, collectively, deep expertise in our disease targets, genomics, drug development and drug discovery as well as translational medicine. Our scientists work in collaboration with these advisors to identify new disease targets, develop a development strategy and accelerate discovery and development.

Employees

As of December 31, 2018, we had 62 full-time employees, 44 of whom were engaged in research and development activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement, and we believe that our employee relations are strong.

Facilities

Our corporate headquarters are currently located in Dallas, Texas, where we lease 26,474 square feet of office, research and development and laboratory space pursuant to a lease agreement that expires on June 30, 2022. We also lease office space in San Francisco, California under short-term lease arrangements with renewal options. We believe that these existing facilities will be adequate for our near-term needs. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and positions of our executive officers and directors and their ages as of March 29, 2019:

Name	Age	Position
Executive Officers:
John A. Josey, Ph.D. .	58	President, Chief Executive Officer and Director
Alan A. Musso	57	Chief Financial Officer
Mohammad Hirmand, M.D.	49	Chief Medical Officer
Eli M. Wallace, Ph.D.	52	Chief Scientific Officer
John R. Moore	54	General Counsel and Secretary

Non-Employee Directors:
David V. Goeddel, Ph.D.	67	Chair of the Board
David D. Chang, M.D., Ph.D.	59	Director
Helen S. Kim	56	Director
Brett A. Ringle	68	Director
William R. Sellers, M.D.	58	Director
Steve Winick	69	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the corporate governance and nominating committee

Executive Officers

John A. Josey, Ph.D. has served as our President and Chief Executive Officer and as a member of our board of directors since August 2013. From 2011 to 2013, he served as our President and Chief Scientific Officer. Previously, Dr. Josey was Vice President of Discovery Chemistry from 2004 to 2011, Senior Director of Lead Generation from 2000 to 2004 and Senior Director of High-Speed Synthesis from 1998 to 2000 at Array BioPharma Inc., a biotechnology company. Prior to joining Array, Dr. Josey was employed by Amgen Inc., a biopharmaceutical company, from 1995 to 1998 in the New Leads/Combinatoral Chemistry Group of Amgen Inc.’s small molecule drug discovery program. From 1991 until 1995, Dr. Josey was employed in the Medicinal Chemistry Department of Glaxo Research Institute. He has served as an adjunct faculty member of the Department of Biochemistry at University of Texas Southwestern Medical Center since June 2018. Dr. Josey received a B.S. in chemistry from Colorado State University, an M.B.A. from the University of Colorado and a Ph.D. in organic chemistry from the University of Texas at Austin. He was also a Damon Runyon-Walter Winchell postdoctoral fellow at the California Institute of Technology.

We believe Dr. Josey is qualified to serve on our board of directors because of the perspective and experience he provides as our President and Chief Executive Officer, as well as his broad experience within the biotechnology industry, particularly in the area of drug discovery and development.

Alan A. Musso has served as our Chief Financial Officer since September 2018. Previously, he served as Chief Financial Officer of Bellicum Pharmaceuticals, Inc., a biotechnology company, from November 2014 to August 2018. From 2002 to November 2014, Mr. Musso served in various positions at Targacept, Inc., a biopharmaceutical company, including as Senior Vice President of Finance and Administration from 2010 to November 2014 and Chief Financial Officer from 2002 to November 2014. Mr. Musso received a B.S. in accounting from Saint Mary’s College of California and an M.I.M. in international management from the American Graduate School of International Management.

Mohammad Hirmand, M.D. has served as our Chief Medical Officer since May 2017. Previously, Dr. Hirmand was Interim Chief Medical Officer of Medivation, Inc. (acquired by Pfizer Inc.) from October 2015 to March 2017. He joined Medivation, Inc. in 2007 as Senior Director of Clinical Development, became its Vice President of Clinical Development in 2008 and became its Senior Vice President of Clinical Development and Operations in September 2014. Prior to joining Medivation, Inc., he was a Senior Director of Clinical Development at Nuvelo, Inc. (now ARCA biopharma, Inc.), Director of Oncology Development at SuperGen, Inc. (now Astex Pharmaceuticals, Inc.), Associate Director of Clinical Research at Amgen, Inc. (formerly at Tularik Inc. prior to its acquisition by Amgen Inc.) and was a clinical scientist and manager of market development and product evaluation at Theravance Biopharma, Inc. Dr. Hirmand received a B.A. in biological sciences and economics from Cornell University and an M.D. from Harvard Medical School.

Eli M. Wallace, Ph.D. has served as our Chief Scientific Officer since May 2016. From 2013 to April 2016, he served as our Vice President, Chemistry and from 2011 to 2013, he served as our Director, Medicinal Chemistry. Previously, Dr. Wallace was Director, Medicinal Chemistry from 2009 to 2011, Associate Director, Medicinal Chemistry from 2006 to 2009, Senior Group Leader, Medicinal Chemistry from 2003 to 2009 and Research Investigator/Group Leader, Medicinal Chemistry from 2000 to 2003 at Array BioPharma Inc., a biotechnology company. Prior to joining Array, Dr. Wallace worked as a medicinal chemist at Ciba-Geigy AG (now Novartis AG) and Glaxo Wellcome plc (now GlaxoSmithKline plc). He received a B.A. in chemistry from Lawrence University, a M.S. in organic chemistry from Northwestern University and a Ph.D. in organic chemistry from Colorado State University. He was also a National Institutes of Health postdoctoral fellow at the University of South Carolina.

John R. Moore has served as our General Counsel and Corporate Secretary since November 2018. Previously, Mr. Moore provided consulting and legal services to various small companies and non-profit groups from September 2017 to November 2018 and was Vice President and General Counsel from 2002 to September 2017 and Corporate Secretary from October 2002 to September 2017 at Array BioPharma Inc., a biotechnology company. Prior to joining Array, Mr. Moore was an attorney from 1999 to 2002 with the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation. From 1992 to 1996, and 1996 to 1999, Mr. Moore was an attorney with the law firms of Kenyon & Kenyon LLP and Arnold White & Durkee PC, respectively. He previously served on the board of directors of Nivalis Therapeutics, Inc. from 2012 until July 2017. Mr. Moore received a B.S. in chemistry from the University of North Carolina at Chapel Hill, a M.S. in biochemistry from the University of Illinois at Urbana-Champaign and a J.D. from the University of North Carolina at Chapel Hill School of Law.

Non-Employee Directors

David V. Goeddel, Ph.D. has served as a member of our board of directors since 2011. Dr. Goeddel has been a Managing Partner of The Column Group, LLC a venture capital partnership, since 2007. He has served as Lead Independent Director of NGM Biopharmaceuticals, Inc. since September 2018, after having served as chairman from 2008 to September 2018 and as Chief Executive Officer from 2008 to 2010. Dr. Goeddel co-founded Tularik Inc. in 1991, was Vice President of Research until 1996 and Chief Executive Officer from 1996 through 2004 when Tularik Inc. was acquired by Amgen Inc. He then served as Senior Scientific Vice President at Amgen Inc. until 2006. Prior to Tularik Inc., he was a scientist at Genentech, Inc., serving in various positions from 1978 to 1993 including Fellow, Staff Scientist and Director of Molecular Biology. He is a member of the National Academy of Sciences and the American Academy of Arts and Sciences. Dr. Goeddel received a B.A. in chemistry from the University of California, San Diego and a Ph.D. in biochemistry from the University of Colorado.

We believe Dr. Goeddel is qualified to serve on our board of directors because of his scientific background, experience in the venture capital industry, experience serving as a director of other publicly traded and privately held life science companies and experience in founding and serving as an executive of a public biopharmaceutical company.

David D. Chang, M.D., Ph.D. has served as a member of our board of directors since February 2018. Dr. Chang has served as the President and Chief Executive Officer and as a Director of Allogene Therapeutics, Inc., a biotechnology company, since May 2018. He has also served as a venture partner of Vida Ventures, LLC since November 2017 and Two River Consulting, LLC since October 2017. Prior to joining Allogene Therapeutics, Inc., Dr. Chang served as the Chief Medical Officer and Executive Vice President, Research and Development of Kite Pharma, Inc. from June 2014 until March 2018. Previously, Dr. Chang held senior positions at Amgen Inc., a biopharmaceutical company, including Vice President, Global Development from 2006 to May 2014, Senior Director, Oncology-Therapeutics from 2005 to 2006 and Director, Medical Sciences from 2002 to 2005. Prior to that, he was an Associate Professor at the University of California, Los Angeles School of Medicine. Dr. Chang received a B.S. in biology from the Massachusetts Institute of Technology and Ph.D. in biophysics and an M.D. from Stanford University.

We believe Dr. Chang is qualified to serve on our board of directors because of his expertise and experience in the life sciences, including his educational background, his work in immuno-oncology and his experience as an executive.

Helen S. Kim has served as a member of our board of directors since November 2017. Since March 2019, Ms. Kim has been a strategic advisor at The Column Group, LLC, where she served as a partner from March 2018 to March 2019. Prior to joining The Column Group, LLC, Ms. Kim served as the Executive Vice President of Business Development at Kite Pharma, Inc. from June 2014 to January 2018. Previously, Ms. Kim served as Chief Business Officer of NGM Biopharmaceuticals, Inc. from 2009 to 2012. Prior to NGM Biopharmaceuticals, Inc., she was the Chief Executive Officer and President of Kosan Biosciences Incorporated prior to the sale of the company to Bristol-Myers Squibb Company in 2008. Currently, she serves as a director of Exicure, Inc., Assembly Biosciences, Inc. and Applied Molecular Transport Inc. She previously served on the board of directors of ForSight VISION4, Inc., Sunesis Pharmaceuticals, Inc. and ImmunoCellular Therapeutics, Ltd. Ms. Kim received a B.S. in chemical engineering from Northwestern University and an M.B.A. from the University of Chicago.

We believe Ms. Kim is qualified to serve on our board of directors because of her experience as an entrepreneur in the life sciences industry and her management experience.

Brett A. Ringle has served as a member of our board of directors since 2011. Mr. Ringle has served as President and a Director of Remeditex Ventures, LLC since 2011. Prior to joining Remeditex Ventures, LLC, he was a Vice President and a Director of Hunt Petroleum Corporation, an oil and gas company, from 1996 to 2008. Previously he was a partner with the law firm of Jones Day from 1986 to 1996. He received a B.A. in government from The University of Texas at Austin and a J.D. from The University of Texas School of Law.

We believe Mr. Ringle is qualified to serve on our board of directors because of his substantial experience as a venture capital investor, as well as his executive, business and legal experience.

William R. Sellers, M.D. has served as a member of our board of directors since November 2016. He has served as a core institute member of the Broad Institute of Massachusetts Institute of Technology and Harvard University since January 2017, a Professor of Medicine at Harvard Medical School since December 2017 and a faculty member and senior advisor to the president in the area of experimental therapeutics at Dana-Farber Cancer Institute since January 2017. Previously, Dr. Sellers was Vice President/Global Head of Oncology at the Novartis Institutes for BioMedical Research from 2005 to 2016 where he led preclinical drug discovery and early clinical development. Dr. Sellers was a member of the National Cancer Advisory Board from 2011 to 2016. Dr. Sellers received his B.S. in biology from Georgetown University and his M.D. from the University of Massachusetts Medical School. He completed residency training in internal medicine at the University of California San Francisco and trained in medical oncology at the Dana-Farber Cancer Institute.

We believe Dr. Sellers is qualified to serve on our board of directors because of his academic expertise and business experience, particularly in the area of drug discovery and development.

Steve Winick has served as a member of our board of directors since December 2016. Mr. Winick joined Topspin Partners LP, a venture capital firm, in 2004, where he is currently Managing Partner. Prior to joining Topspin Partners LP, he was employed as Chief Information Officer at Honeywell International Inc., a multinational conglomerate, from 2000 to 2004 and, from 1982 to 2000 as the President and Chief Executive Officer of the AlarmNet radio communication business unit at the ADEMCO division of Pittway Corporation before its acquisition by Honeywell International Inc. in February 2000. He currently serves on the board of directors of a number of private companies including Celmatix Inc., Certerra Inc., Codagenix, Inc., DepYmed Inc., GenDX, Inc., Mirimus Inc., PMV Pharmaceuticals, Inc., Symbiotic Health, Inc., SetPoint Medical, Inc. and ThermoLift, Inc. Mr. Winick received a B.S. in economics and electrical engineering from the Wharton School of the University of Pennsylvania and a J.D. from Georgetown University Law Center.

We believe Mr. Winick is qualified to serve on our board of directors because of his substantial experience as a venture capital investor in emerging life sciences companies, as well as his experience serving on the boards of directors for several life sciences companies.

Board Composition

Our board of directors currently consists of seven members. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2022.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Select Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including: (1) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director and (2) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Ms. Kim, Drs. Goeddel, Sellers and Chang and Messrs. Ringle and Winick, representing six of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors is currently chaired by Dr. Goeddel. As a general policy, our board of directors believes that separation of the positions of Chair of our board of directors and Chief Executive Officer reinforces the independence of our board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole. As such, Dr. Josey serves as our President and Chief Executive Officer while Dr. Goeddel serves as the Chair of our board of directors but is not an officer. We currently expect and intend the positions of Chair of our board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The corporate governance and nominating committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which has the composition and the responsibilities described below.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be                 ,                  and                 .                  will be the chair of our audit committee and will be our audit committee financial expert, as that term is defined under the Securities and Exchange Commission (“SEC”) rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of Nasdaq. Our audit committee will oversee our corporate accounting and financial reporting process and assist our board of directors in monitoring our financial systems. Our audit committee will also:

•	select and hire the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	approve audit and non-audit services and fees;

•

review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

•	review reports and communications from the independent registered public accounting firm;

•	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

•	review our policies on risk assessment and risk management;

•	review and monitor conflicts of interest situations, and approve or prohibit any involvement in matters that may involve a conflict of interest or taking of a corporate opportunity;

•	review related party transactions; and

•

establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be                 ,                  and                 .                  will be the chair of our compensation committee. Our compensation committee will oversee our compensation policies, plans and benefits programs. The compensation committee will also:

•	oversee our overall compensation philosophy and compensation policies, plans and benefit programs;

•	review and approve compensation for our executive officers and directors;

•	prepare the compensation committee report that the SEC will require to be included in our annual proxy statement; and

•	administer our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate Governance and Nominating Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our corporate governance and nominating committee will be                 ,                  and                 .                  will be the chair of our corporate governance and nominating committee. Our corporate governance and nominating committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee will:

•	identify, evaluate and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	evaluate the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Scientific Advisory Board Compensation

We provide cash compensation annually to certain members of our scientific advisory board for service as a member of our scientific advisory board. We also reimburse each member of our scientific advisory board for all reasonable and necessary expenses in connection with the performance of his or her services. From time to time, we have also granted certain members of our scientific advisory board options to purchase shares of our common stock.

Director Compensation

Prior to this offering, we have not implemented a formal policy with respect to compensation payable to our non-employee directors. Other than as set forth in the table and described more fully below, we did not pay any compensation, including equity awards, to any of our non-employee directors in 2018. From time to time, we have granted stock options to non-employee directors for their service on our board of directors, and such grants were made in November 2016 to Dr. Sellers, in November 2017 to Ms. Kim and in February 2018 to Dr. Chang.

We also reimburse our directors for expenses associated with attending meetings of our board of directors and its committees. Following the completion of this offering, we expect to implement an annual cash and equity compensation program for our non-employee directors.

The following table presents the total compensation each of our non-employee directors received during the year ended December 31, 2018.

	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
David V. Goeddel, Ph.D.	—	—	—	—
David D. Chang, M.D., Ph.D.(2)	25,000	60,000	—	85,000
Helen S. Kim(3)	25,000	—	—	25,000
Brett A. Ringle	—	—	—	—
William R. Sellers, M.D.(4)	—	—	40,000	40,000
Steve Winick	—	—	—	—

(1)

The amounts disclosed represent the aggregate grant date fair value of the award as calculated in accordance with FASB Accounting Standards Codification Topic 718 (“ASC 718”). The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the directors upon vesting of the applicable awards.

(2)

Dr. Chang was paid a quarterly cash retainer of $6,250 for his service on our board of directors. As of December 31, 2018, SA 1052, LLC, for which Dr. Chang serves as trustee, held 100,000 restricted shares of our common stock, which were issued upon the early exercise of stock options. One forty-eighth of the restricted shares vested on March 7, 2018, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service of Dr. Chang through each such vesting date.

(3)

Ms. Kim was paid a quarterly cash retainer of $6,250 for her service on our board of directors. As of December 31, 2018, Ms. Kim held an option to purchase 100,000 shares of our common stock. One forty-eighth of the shares subject to the option vested on December 15, 2017, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service through each such vesting date.

(4)

Dr. Sellers was paid $40,000 in fees for serving on our Scientific Advisory Board in 2018. As of December 31, 2018, Dr. Sellers held 100,000 restricted shares of our common stock. One forty-eighth of the restricted shares vested on December 9, 2016, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service through each such vesting date.

Directors who are also our employees receive no additional compensation for their service as directors. Dr. Josey was our only employee director during 2018. See the section titled “Executive Compensation” for additional information about Dr. Josey’s compensation.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Following this offering, the code of business conduct and ethics will be available on our website at www.pelotontherapeutics.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above or in a current report on Form 8-K. Information contained on the website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

EXECUTIVE COMPENSATION

Our named executive officers, which consist of our principal executive officer and the next two most highly compensated executive officers in 2018, are:

•	John A. Josey, Ph.D., our President and Chief Executive Officer;

•	Alan A. Musso, our Chief Financial Officer; and

•	Mohammad Hirmand, M.D., our Chief Medical Officer.

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2018.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
John A. Josey, Ph.D. President and Chief Executive Officer	2018	428,167		163,400	270,000	16,533	878,100
Alan A. Musso Chief Financial Officer	2018	111,917	(4)	32,000	526,500	12,000	682,417
Mohammad Hirmand, M.D. Chief Medical Officer	2018	381,875		109,000	90,000	11,000	591,875

(1)	The amounts reported represent bonuses based upon the achievement of company objectives for the year ended December 31, 2018.
(2)

The amounts disclosed represent the aggregate grant date fair value of the award as calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.

(3)

Amounts shown represent the following: (i) for Dr. Josey, $11,000 for 401(k) matching contributions in 2018 and $5,533 for life and disability insurance premiums paid by us on behalf of Dr. Josey, (ii) for Mr. Musso, $12,000 total, or $3,000 per month, for travel allowance in 2018 and (iii) for Dr. Hirmand, $11,000 for 401(k) matching contributions in 2018.

(4)

Mr. Musso joined as Chief Financial Officer in September 2018 and therefore his salary set forth in the table above was prorated for the portion of 2018 in which he was employed with us. Mr. Musso had an annualized salary of $340,000 in 2018.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2018:

		Option Awards						Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested ($)(3)
John A. Josey, Ph.D.	02/18/2015	—		—		—	—	10,417	(4)	14,375
	02/17/2016	—		—		—	—	72,917	(5)	100,625
	02/15/2017	500,000	(6)	—		0.70	02/15/2027	—		—
	02/07/2018	450,000	(7)	—		0.92	02/07/2028	—		—
Alan A. Musso	09/09/2018	—		650,000	(8)	1.24	09/09/2028	—		—
Mohammad Hirmand, M.D.	06/28/2017	277,083	(9)	422,917	(9)	0.92	06/28/2027	—		—
	02/07/2018	150,000	(10)	—		0.92	02/07/2028	—		—

(1)	Each of the outstanding options to purchase shares of our common stock was granted pursuant to our 2010 Equity Incentive Plan, as amended (“2010 Plan”).
(2)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.
(3)

Because our common stock was not traded on a public market on December 31, 2018, the market value has been calculated based on an estimated common stock value of $1.38 per share as of December 31, 2018.

(4)

The shares were acquired pursuant to an early exercise provision and remain subject to our repurchase right in accordance with the vesting schedule of the options. One forty-eighth of the total number of shares subject to the option vested on March 18, 2015, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in “—Potential Payments upon Termination or Change of Control.”

(5)

The shares were acquired pursuant to an early exercise provision and remain subject to our repurchase right in accordance with the vesting schedule of the options. One forty-eighth of the total number of shares subject to the option vested on March 17, 2016, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in “—Potential Payments upon Termination or Change of Control.”

(6)

This option award is subject to an early exercise provision and is immediately exercisable. One forty-eighth of the total number of shares subject to the option vested on March 15, 2017, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in “—Potential Payments upon Termination or Change of Control.”

(7)

This option award is subject to an early exercise provision and is immediately exercisable. One forty-eighth of the total number of shares subject to the option vested on March 7, 2018, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in “—Potential Payments upon Termination or Change of Control.”

(8)

One fourth of the total number of shares subject to the option shall vest on September 4, 2019, and one forty-eighth of the remaining shares shall vest monthly thereafter, subject to continued service to us through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in “—Potential Payments upon Termination or Change of Control.”

(9)

One fourth of the total number of shares subject to the option vested on May 1, 2018, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in “—Potential Payments upon Termination or Change of Control.”
(10)

This option award is subject to an early exercise provision and is immediately exercisable. One forty-eighth of the total number of shares subject to the option vested on March 7, 2018, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. The award also is subject to vesting acceleration under certain circumstances as more fully described in “—Potential Payments upon Termination or Change of Control.”

Employment Arrangements with Our Named Executive Officers

John A. Josey, Ph.D.

Prior to the completion of this offering, we intend to enter into a continuing employment letter with John A. Josey, Ph.D., our President and Chief Executive Officer, and member of our board of directors. The employment letter is not expected to have a specific term and will provide that Dr. Josey is an at-will employee. We expect that Dr. Josey will be eligible for severance benefits, as more fully described in “ —Potential Payments upon Termination or Change of Control.”

We entered into an amended employment offer letter with Dr. Josey dated May 17, 2017. Dr. Josey’s employment offer letter has no specific term and provides that Dr. Josey is an at-will employee. Dr. Josey’s current base salary is $470,000 and his current annual discretionary performance bonus is up to 40% of his annual base salary.

Alan A. Musso

Prior to the completion of this offering, we intend to enter into a continuing employment letter with Alan A. Musso, our Chief Financial Officer. The employment letter is not expected to have a specific term and will provide that Mr. Musso is an at-will employee. We expect that Mr. Musso will be eligible for severance benefits, as more fully described in “ —Potential Payments upon Termination or Change of Control.”

We entered into an employment offer letter with Mr. Musso dated June 28, 2018. Mr. Musso’s employment offer letter has no specific term and provides that Mr. Musso is an at-will employee. Mr. Musso’s current base salary is $343,400 and his current annual discretionary performance bonus is up to 30% of his annual base salary.

Mohammad Hirmand, M.D.

Prior to the completion of this offering, we intend to enter into a continuing employment letter with Mohammad Hirmand, M.D., our Chief Medical Officer. The employment letter is not expected to have a specific term and will provide that Dr. Hirmand is an at-will employee. We expect that Dr. Hirmand will be eligible for severance benefits, as more fully described in “—Potential Payments upon Termination or Change of Control.”

We entered into an employment offer letter with Dr. Hirmand dated March 13, 2017. Dr. Hirmand’s employment offer letter has no specific term and provides that Dr. Hirmand is an at-will employee. Dr. Hirmand’s current base salary is $394,000 and his current annual discretionary performance bonus is up to 30% of his annual base salary.

Potential Payments upon Termination or Change of Control

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we expect that our board of directors will adopt a Change in Control and Severance Policy for our named executive officers and certain other of our key employees.

Employee Benefit and Stock Plans

2019 Equity Incentive Plan

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we expect that our board of directors will adopt, and our stockholders will approve, our 2019 Equity Incentive Plan (“2019 Plan”). The 2019 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2019 Plan will provide for the grant of incentive stock options, within the meaning of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our subsidiary corporations’ employees and consultants.

Authorized Shares. A total of                shares of our common stock are reserved for issuance pursuant to our 2019 Plan. In addition, the shares reserved for issuance under our 2019 Plan will also include (1) those shares reserved but unissued under our 2010 Plan as of the date of stockholder approval of the 2019 Plan and (2) shares of our common stock subject to awards granted under our 2010 Plan that, after the date of stockholder approval of the 2019 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2019 Plan pursuant to (1) and (2) is shares). The number of shares available for issuance under our 2019 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2020 fiscal year, equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2019 Plan (unless the 2019 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2019 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2019 Plan (unless the 2019 Plan has terminated). Shares that have actually been issued under the 2019 Plan will not be returned to the 2019 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by or forfeited to us, such shares will become available for future grant under the 2019 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2019 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2019 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2019 Plan. The compensation committee of our board of directors will initially administer our 2019 Plan. In addition, if we determine it is desirable to qualify transactions under our 2019 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2019 Plan, the administrator has the power to administer our 2019 Plan and make all determinations deemed necessary or advisable for administering the 2019 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2019 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2019 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2019 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options. Stock options may be granted under our 2019 Plan. The exercise price of options granted under our 2019 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2019 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2019 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2019 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2019 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2019 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2019 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares, or in some combination thereof.

Outside Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2019 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2019 Plan provides that in any given fiscal year, an outside director will not be granted cash compensation and equity awards with an aggregate value greater than $                (increased to $                in the fiscal year of his or her initial service as an outside director), with the value of each equity award based on its grant date fair value as determined according to U.S. generally acceptable accounting principles for purposes of this limit. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2019 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2019 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2019 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2019 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2019 Plan provides that in the event of a merger or change in control, as defined under our 2019 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; Termination. The administrator has the authority to amend, alter, suspend or terminate our 2019 Plan, provided such action does not materially impair the rights of any participant. Our 2019 Plan automatically will terminate in 2029, unless we terminate it sooner.

2010 Equity Incentive Plan, as amended

Our 2010 Plan was originally adopted by our board of directors and approved by our stockholders in October 2010. Our 2010 Plan was most recently amended in February 2019. Our 2010 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, officers and consultants of ours and any parent or subsidiary of ours. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2010 Plan will be terminated and we will not grant any additional awards under our 2010 Plan thereafter. However, our 2010 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2010 Plan.

As of December 31, 2018, stock options covering 5,968,196 shares of our common stock were outstanding under our 2010 Plan.

Plan Administration. Our 2010 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2010 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2010 Plan and to control its operation, including the authority to construe and interpret the terms of our 2010 Plan and the awards granted under our 2010 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (1) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (2) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (3) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2010 Plan, to modify and/or amend each award and to make all other determinations deemed necessary or advisable for administering our 2010 Plan.

Eligibility. Employees, officers, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities, in each case, within the meaning of Form S-8 promulgated under the U.S. securities laws. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options. Stock options have been granted under our 2010 Plan. Subject to the provisions of our 2010 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2010 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for 30 days or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for six months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of Awards. Unless determined otherwise by the administrator, awards may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (1) by will, (2) by the laws of descent and distribution or (3) as permitted by Rule 701 of the Securities Act of 1933, as amended (the “Securities Act”).

Certain Adjustments. If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under our 2010 Plan or the number, type and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control. In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2010 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (1) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (2) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (3) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (4) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (5) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for an award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. In addition, if an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

Amendment and Termination. Our board of directors may, at any time, terminate or amend our 2010 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2010 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2010 Plan. No amendment or alteration of our 2010 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2010 Plan will be terminated and we will not grant any additional awards under our 2010 Plan thereafter.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. We match contributions made by our employees, including executive officers, up to 5% of an employee’s annual compensation, based on the amount of the employee’s contributions.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors and each of our executive officers. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Sales of Securities

In April 2016, September 2016, February 2017 and June 2018 we issued and sold an aggregate of 28,548,217 shares of our Series D convertible preferred stock at a purchase price of $3.25 per share for an aggregate purchase price of approximately $92.8 million. In February 2019 we issued and sold an aggregate of 39,448,810 shares of our Series E convertible preferred stock at a purchase price of $3.81 per share for an aggregate purchase price of approximately $150.3 million.

Purchasers of our Series D convertible preferred stock and Series E convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors and an entity affiliated with one of our directors. The following table presents the number of shares and the total purchase price paid by these entities.

Investor	Shares of Series D Preferred Stock	Total Series D Purchase Price	Shares of Series E Preferred Stock	Total Series E Purchase Price
Entities affiliated with The Column Group, LLC(1)	6,543,075	$21,264,994	2,624,671	$9,999,997
Entities affiliated with Topspin Partners LP(2)	3,898,903	$12,671,435	1,443,569	$5,499,998
Entities affiliated with Nextech Invest Ltd.(3)	1,615,385	$5,250,002	2,624,671	$9,999,997
The Regents of the University of California	7,704,715	$25,040,324	787,401	$2,999,998
Remeditex Ventures, LLC(4)	3,548,598	$11,532,944	—	—
Entities affiliated with RA Capital Healthcare Fund, L.P.(5)	—	—	9,186,351	$34,999,997
Chang 2006 Family Trust(6)	100,000	$325,000	—	—

(1)

Entities affiliated with The Column Group, LLC holding our securities whose shares are aggregated for purposes of reporting share ownership information include The Column Group, LP, The Column Group II, LP, Ponoi Capital, LP and Ponoi Capital II, LP. David V. Goeddel, Ph.D. is a Managing Partner and Helen S. Kim is a Strategic Advisor at The Column Group, LLC. Dr. Goeddel and Ms. Kim are members of our board of directors.

(2)

Entities affiliated with Topspin Partners LP holding our securities whose shares are aggregated for purposes of reporting share ownership information include Topspin Fund, L.P. and Topspin Biotech Fund II, L.P. Steve Winick, a member of our board of directors, is a managing member of Topspin Partners LP.

(3)

Entities affiliated with Nextech Invest Ltd. holding our securities whose shares are aggregated for purposes of reporting share ownership information include Nextech IV Oncology S.C.S. SICAV-SIF and Nextech V Oncology S.C.S. SICAV-SIF.

(4)	Brett A. Ringle, a member of our board of directors, is President and a Director of Remeditex Ventures, LLC.
(5)

Entities affiliated with RA Capital Healthcare Fund, L.P. holding our securities whose shares are aggregated for purposes of reporting share ownership information include RA Capital Healthcare Fund, L.P. and Blackwell Partners LLC - Series A.

(6)

David D. Chang, M.D., Ph.D. serves as trustee of the Chang 2006 Family Trust. The shares of Series D convertible preferred stock purchased by the Chang 2006 Family Trust were subsequently transferred to SA 1052, LLC, an entity for which Dr. Chang serves as trustee.

Investors’ Rights Agreement

We are party to an investors’ rights agreement, as amended, with certain holders of our capital stock, including entities affiliated with The Column Group, entities affiliated with Topspin Partners LP, entities affiliated with Nextech Invest Ltd., The Regents of the University of California, Remeditex Ventures, LLC, entities affiliated with RA Capital Healthcare Fund, L.P. and entities affiliated with Dr. Chang. Under our investors’ rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

We have entered into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and our amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation of Liability and Indemnification” for additional information.

Transactions with Certain Employees

Our Manager of Human Resources, Eileen Josey, is the spouse of Dr. John A. Josey, our President and Chief Executive Officer. For the 2018 fiscal year, Mrs. Josey received an annual salary of $107,383 and certain benefits commensurate with those provided to other similarly situated employees, which benefits have an approximate annual value of $8,617 to Mrs. Josey. For the fiscal years ended December 31, 2017 and December 31, 2018, Mrs. Josey was awarded discretionary cash bonuses totaling $18,400 in the aggregate. Since commencing employment with us in 2012, Mrs. Josey has been awarded stock options to purchase up to 53,000 shares of common stock, subject to vesting.

Related Party Transaction Policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee will provide that our audit committee shall review and approve in advance any related party transaction.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 1, 2019 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 122,754,856 shares of our common stock outstanding as of March 1, 2019, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 113,177,017 shares of our common stock immediately prior to the closing of this offering. We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 1, 2019, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Peloton Therapeutics, Inc., 2330 Inwood Road, Suite 226, Dallas, Texas 75235.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
Entities affiliated with The Column Group, LLC(1)	24,084,888	19.6%
Entities affiliated with Topspin Partners LP(2)	13,913,900	11.3%
Entities affiliated with Nextech Invest Ltd.(3)	7,097,198	5.8%
The Regents of the University of California(4)	8,492,116	6.9%
Remeditex Ventures, LLC(5)	18,065,740	14.7%
Entities affiliated with RA Capital Healthcare Fund, L.P.(6)	9,186,351	7.5%

Named Executive Officers and Directors:
John A. Josey, Ph.D.(7)	4,213,000	3.4%
Alan A. Musso(8)	200,000	*
Mohammad Hirmand, M.D.(9)	835,417	*
David V. Goeddel, Ph.D.(10)	24,084,888	19.6%
David D. Chang, M.D., Ph.D.(11)	200,000	*
Helen S. Kim(12)	24,209,888	19.7%
Brett A. Ringle(13)	18,065,740	14.7%
William R. Sellers, M.D.(14)	125,000	*
Steve Winick(15)	13,913,900	11.3%
All executive officers and directors as a group (11 persons)(16)	62,862,945	49.4%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)

Consists of (a) 14,917,142 shares held of record by The Column Group, LP (“Column”), (b) 4,081,537 shares held of record by The Column Group II, LP (“Column II”), (c) 2,543,105 shares held of record by Ponoi Capital, LP (“Ponoi”) and (d) 2,543,104 shares held of record by Ponoi Capital II, LP (“Ponoi II”). The Column Group GP, LP (“Column GP-LP”) is the general partner of Column. The Column Group II GP, LP (“Column II GP-LP”) is the general partner of Column II. The Column Group, LLC (“Column LLC”) is the general partner of Column GP-LP and Column II GP-LP. Ponoi Management, LLC (“Ponoi LLC”) is the general partner of Ponoi. Ponoi II Management, LLC (“Ponoi II LLC”) is the general partner of Ponoi II. David V. Goeddel, Ph.D. is a Managing Partner and Helen S. Kim is a Strategic Advisor of Column LLC, Ponoi LLC and Ponoi II LLC. Dr. Goeddel and Ms. Kim are also members of our board of directors. Dr. Goeddel and Ms. Kim may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership over such shares, except to the extent of their respective pecuniary interest therein, if any. The address of the entities listed herein is 1700 Owens Street, Suite 500, San Francisco, California 94158.

(2)

Consists of (a) 4,455,328 shares held of record by Topspin Fund, L.P. (“Topspin”) and (b) 9,458,572 shares held of record by Topspin Biotech Fund II, L.P. (“Topspin II”). LG Management, LLC is the general partner of Topspin and Topspin II. Steve Winick is a Managing Member of Topspin Management Company LLC, an affiliate of Topspin, Topspin II and LG Management LLC, and is also a member of our board of directors. Mr. Winick may be deemed to share voting and investment power with respect to the shares reported herein and disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein, if any. The address of the entities listed herein is 3 Expressway Plaza, Roslyn Heights, New York 11577.

(3)

Consists of (a) 5,128,695 shares held of record by Nextech IV Oncology S.C.S. SICAV-SIF (“Nextech IV”) and (b) 1,968,503 shares held of record by Nextech V Oncology S.C.S. SICAV-SIF (“Nextech V”). Nextech IV GP S.A.R.L. (“Nextech IV GP”) is the general partner of Nextech IV. Nextech V GP S.A.R.L. (“Nextech V GP”) is the general partner of Nextech V. Marc Kriegsmann, Christoph Kraiker and Thomas Lips are managers of Nextech IV GP. James Pledger, James Vella-Bamber and Thomas Lips are managers of Nextech V GP. Each of Nextech IV GP, Nextech V GP, Messrs. Kriegsmann, Kraiker, Pledger, Vella-Bamber and Lips and Thilo Schroeder may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership over such shares, except to the extent of their respective pecuniary interest therein, if any. The address of the entities listed herein is1C, Rue Gabriel Lippmann, Munsbach, Luxembourg for Nextech IV GP and 8, rue Lou Hemmer, Luxembourg-Findel for Nextech V GP.

(4)

Consists of 8,492,116 shares held of record by the Regents of the University of California. The address of The Regents of the University of California is 1111 Broadway, Suite 1400, Oakland, California 94607.

(5)

Consists of 18,065,740 shares held of record by Remeditex Ventures, LLC (“Remeditex”). John Creecy and Brett A. Ringle, a member of our board of directors, are the Managing Members of Remeditex and Mr. Ringle is also President and a Director of Remeditex. Mr. Ringle may be deemed to share voting and investment power with respect to the shares reported herein and disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein, if any. The address of Remeditex is 2727 N. Harwood Street, Suite 200, Dallas, Texas 75201.

(6)

Consists of (a) 7,790,026 shares of record held by RA Capital Healthcare Fund, L.P. (“RA Capital”) and (b) 1,396,325 shares of record held by Blackwell Partners LLC - Series A (“Blackwell”). The investment adviser and sole general partner of RA Capital is RA Capital Management, LLC. The investment adviser of Blackwell is RA Capital Management, LLC. Peter Kolchinsky is the sole managing member of RA Capital Management, LLC and has the power to vote or dispose of the shares held by RA Capital and Blackwell. The address of Dr. Kolchinsky and the entities listed herein is 20 Park Plaza, Suite 1200, Boston, Massachusetts 02116.

(7)

Consists of (a) 97,500 shares held of record by Dr. Josey, of which 62,500 shares are subject to repurchase by us at the original purchase price as of March 1, 2019, (b) 1,647,500 shares held of record by the Eileen and John Josey Living Trust, dated March 23, 2011, (c) 30,000 shares held of record by Eileen Josey, Dr. Josey’s spouse, of which 8,750 shares are subject to repurchase by us at the original purchase price as of March 1, 2019, (d) 2,415,000 shares subject to options held by Dr. Josey, all of which shares are exercisable and 627,083 shares of which are vested within 60 days of March 1, 2019 and (e) 23,000 shares subject to options held by Eileen Josey, all of which shares are exercisable and 3,708 shares of which are vested within 60 days of March 1, 2019.

(8)	Consists of 200,000 shares subject to options exercisable within 60 days of March 1, 2019 and none of which shares are vested within 60 days of March 1, 2019.
(9)	Consists of 835,417 shares subject to options exercisable within 60 days of March 1, 2019 and 393,750 shares of which are vested within 60 days of March 1, 2019.
(10)

Consists of the shares described in footnote (1) above. Dr. Goeddel is a Managing Partner of Column LLC, Ponoi LLC and Ponoi II LLC and shares voting and investment control with respect to these shares. Dr. Goeddel disclaims beneficial ownership of all shares held by Column, Column II, Ponoi and Ponoi II, except to the extent of any pecuniary interest therein.

(11)

Consists of 200,000 shares held of record by SA 1052, LLC, for which Dr. Chang serves as trustee, of which 75,000 shares are subject to repurchase by us at the original purchase price as of March 1, 2019.

(12)

Consists of (a) the shares described in footnote (1) above and (b) 125,000 shares subject to options held by Ms. Kim, all of which shares are exercisable and 35,417 shares of which are vested within 60 days of March 1, 2019. Ms. Kim is a Strategic Advisor of Column LLC, Ponoi LLC and Ponoi II LLC and shares voting and investment control with respect to these shares. Ms. Kim disclaims beneficial ownership of all shares held by Column, Column II, Ponoi and Ponoi II, except to the extent of any pecuniary interest therein.

(13)

Consists of the shares described in footnote (5) above. Mr. Ringle is a Managing Director, President and a Director of Remeditex and shares voting and investment control with respect to these shares. Mr. Ringle disclaims beneficial ownership of all shares held by Remeditex, except to the extent of any pecuniary interest therein.

(14)

Consists of (a) 100,000 shares held of record by Dr. Sellers, of which 43,750 shares are subject to repurchase by us at the original purchase price as of March 1, 2019, and (b) 25,000 shares subject to an option exercisable within 60 days of March 1, 2019 and none of which shares are vested within 60 days of March 1, 2019.

(15)

Consists of the shares described in footnote (2) above. Mr. Winick is a Managing Member of Topspin Management and shares voting and investment control with respect to these shares. Mr. Winick disclaims beneficial ownership of all shares held by Topspin and Topspin II, except to the extent of any pecuniary interest therein.

(16)

Consists of (a) 58,536,726 shares beneficially owned by our current executive officers and directors as of March 1, 2019, of which 190,000 shares may be repurchased by us at the original purchase price as of such date and (b) 4,423,417 shares subject to options exercisable within 60 days of March 1, 2019, of which 1,354,958 are vested as of such date.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Immediately prior to the completion of this offering and the filing of our amended and restated certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of                 shares of common stock, par value $0.0001 per share, and                 shares of convertible preferred stock, par value $0.0001 per share.

Immediately prior to the closing of this offering, all the outstanding shares of our convertible preferred stock will automatically convert into an aggregate of 113,177,017 shares of our common stock, including the 39,448,810 shares of common stock issuable upon the conversion of 39,448,810 shares of Series E convertible preferred stock issued in February 2019.

Based on 9,250,485 shares of common stock outstanding as of December 31, 2018, and after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into an aggregate of 73,728,207 shares of common stock immediately prior to the closing of this offering (not including the 39,448,810 shares of common stock issuable upon the conversion of 39,448,810 shares of Series E convertible preferred stock issued in February 2019) and the issuance of                 shares of common stock in this offering, there will be                 shares of common stock outstanding upon the closing of this offering. As of December 31, 2018, we had 95 stockholders of record.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding convertible preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to                 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Common Stock Options

As of December 31, 2018, we had outstanding options to purchase an aggregate of 5,968,196 shares of our common stock, with a weighted-average exercise price of $0.83 per share, under our 2010 Plan. After December 31, 2018, we issued options to purchase an aggregate of 3,570,900 shares of our common stock, with an exercise price of $1.73 per share, under our 2010 Plan.

Registration Rights

After the completion of this offering, under our amended and restated investors’ rights agreement, as amended, the holders of 113,177,017 shares of common stock or their transferees, will have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

After the completion of this offering, the holders of up to 113,177,017 shares of our common stock will be entitled to certain demand registration rights. At any time beginning after                 , the holders of at least 50% of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. We are only obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, before deducting underwriting discounts and expenses, is at least $10 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any twelve month period, for a period of up to 90 days.

Form S-3 Registration Rights

After the completion of this offering, the holders of up to 113,177,017 shares of our common stock will be entitled to certain Form S-3 registration rights. At any time after                when we are eligible to file a registration statement on Form S-3, the holders of the shares having these rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $1 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any twelve month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, the holders of up to 113,177,017 shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (2) a registration relating to the offer and sale of debt securities, (3) a registration on any registration form that does not permit secondary sales or (4) a registration pursuant to the demand or Form S-3 registration rights described in the preceding two paragraphs above, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified exceptions.

Termination

The registration rights terminate upon the earliest of (1) the date that is four years after the closing of this offering, (2) immediately prior to the closing of certain liquidation events and (3) as to a given holder of registration rights, the date after the closing of this offering when such holder of registration rights can sell all of such holder’s registrable securities during any ninety day period pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2020 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2021 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2022 annual meeting. At each annual meeting of stockholders beginning in 2020, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Our amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote.

Director Vacancies

Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by the Chair of our board of directors or by our Chief Executive Officer.

Advance Notice Procedures for Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the Delaware General Corporation Law (“DGCL”). Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of the common stock, except for any amendment of the above provisions, which would require the approval of a two-thirds majority of our then outstanding common stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered or repealed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of Nasdaq, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Jurisdiction

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim arising pursuant to the DGCL, any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court, subject to applicable law.

Business Combinations with Interested Stockholders

We are governed by Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (1) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “PLTX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 . The transfer agent and registrar’s address is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the Nasdaq Global Select Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of December 31, 2018 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock,                 shares of our common stock will be outstanding, or                 shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701 and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

Lock-Up Agreements and Market Stand-off Agreements

Our officers, directors and the holders of substantially all of our capital stock and options have entered into market stand-off agreements with us and have entered into or will enter into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC. See the section titled “Underwriting” for additional information.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

•

1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

After the completion of this offering, the holders of up to 113,177,017 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration Statement

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (“IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax rules, and does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	tax-exempt organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities, and investors therein;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) or:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussions below on effectively connected income and in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act (“FATCA”),” any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act (“FATCA”).” In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or applicable successor form properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion in the section titled “—Backup Withholding and Information Reporting,” you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, unless our common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding common stock, directly, indirectly and constructively, at all times, during the shorter of the five-year period ending on the date of the taxable disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our U.S. and worldwide real property plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or you hold, or are treated as holding, more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, you will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC and our common stock is not regularly traded on an established securities market, your proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a URSPHC.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax on such gain at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may also be subject to backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (“FATCA”)

The Foreign Account Tax Compliance Act, Treasury Regulations issued thereunder and official IRS guidance, collectively “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the discussion of certain proposed Treasury Regulations below, the gross proceeds from a sale or other disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and, subject to the discussion of certain proposed Treasury Regulations below, the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The Treasury Secretary has issued proposed Treasury Regulations, which, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Jefferies LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC for a period of 180 days after the date of this prospectus, subject to specified exceptions.

Our directors and executive officers, and substantially all of our securityholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph do not apply to, among other items, transfers:

(1)	as a bona fide gift or gifts;

(2)	by will or intestacy;

(3)	to any trust or other entities formed for the direct or indirect benefit of the securityholder or the immediate family of the securityholder;

(4)	to any immediate family member;

(5)	if the securityholder is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust;

(6)	to a partnership, limited liability company or other entity of which the securityholder is the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(7)	to a custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (6) above;

(8)	by operation of law pursuant to a qualified domestic order, divorce settlement, divorce decree or domestic separation agreement;

(9)

of shares of our common stock or other securities to us pursuant to agreements under which we or any of our equity holders has the option to repurchase such shares of our common stock or other securities upon death, disability or termination of service of the securityholder;

(10)

if the securityholder is an entity, (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the securityholder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the securityholder or affiliates of the securityholder, or (B) as part of a distribution, transfer or disposition without consideration by the securityholder to its stockholders, partners, members or other equity holders;

(11)

in transactions consisting of shares of our common stock or such other securities that the securityholder may purchase from the underwriters in this offering or in open market transactions on or after the date of this prospectus;

(12)

the receipt by the securityholder from us of shares of our common stock upon the exercise of options or the settlement of restricted stock units granted under a stock incentive plan or other equity award plan described herein, provided that any shares of common stock or other securities received as a result of such exercise, vesting or settlement shall remain subject to the terms of the lock-up agreements;

(13)

(A) to us for the purposes of exercising (including for the payment of tax withholdings or remittance payments due as a result of such exercise) on a “net exercise” or “cashless” basis options or other rights to purchase shares of our common stock and (B) in connection with the vesting or settlement of restricted stock units, any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting or settlement of such restricted stock units, in all such cases, pursuant to equity awards granted under a stock incentive plan or other equity award plan described herein, provided that any shares of our common stock or other securities received as a result of such exercise, vesting or settlement shall remain subject to the terms of the lock-up agreements;

(14)

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of us, provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the securityholder’s common stock and other securities shall remain subject to the provisions of the lock-up agreements; and

(15)

in connection with the conversion of our outstanding preferred stock into shares of our common stock as disclosed herein, provided that any such shares of common stock received upon such conversion shall be subject to the terms of the lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “PLTX.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(1)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive;

(3)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers.

The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(1)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(2)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The Company may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands. This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (1) a closed end fund approved by the Commission; (2) a holder of a Capital Markets Services Licence; (3) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (4) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (5) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (6) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (7) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (8) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (9) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (10) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (11) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (1) to (11), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(1)	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)

a wholly-owned subsidiary of any person or entity contemplated in (1)(c), (1)(d) or (1)(e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (1)(a) to (1)(f); or

(2)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Cooley LLP, New York, New York is acting as counsel for the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an aggregate of 353,291 shares of our common stock.

EXPERTS

The financial statements of Peloton Therapeutics, Inc. as of December 31, 2017 and 2018, and for the years ended December 31, 2017 and 2018, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.pelotontherapeutics.com where these materials are available. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

Peloton Therapeutics, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Peloton Therapeutics, Inc. (the Company) as of December 31, 2017 and 2018, the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

Dallas, Texas

March 29, 2019

PELOTON THERAPEUTICS, INC.

BALANCE SHEETS

(in thousands, except share and par value data)

	At December 31,		Pro forma convertible preferred stock and stockholders’ equity, December 31, 2018
	2017	2018	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$45,112	$29,886
Prepaid expenses and other current assets	612	915

Total current assets	45,724	30,801

Property and equipment, net	661	1,567

Total assets	$46,385	$32,368

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$1,750	$1,656
Accrued clinical and development costs	2,337	3,292
Accrued payroll and benefits	1,302	1,980
Early exercise liability, current	144	243
Other current liabilities	181	551

Total current liabilities	5,714	7,722
Deferred rent	—	632
Early exercise liability, noncurrent	179	234

Total liabilities	5,893	8,588

Commitments and contingencies (See Note 7)

Convertible preferred stock, par value $0.0001 per share, 72,000,000 and 77,700,000 shares authorized at December 31, 2017 and 2018, respectively; 68,131,780 and 73,728,207 shares issued and outstanding as of December 31, 2017 and 2018, respectively (aggregate liquidation preference of $135,793 and $153,981 as of December 31, 2017 and 2018); no shares issued and outstanding as of December 31, 2018 pro forma (unaudited)	131,234	149,398	$—

Stockholders’ (deficit) equity:
Common stock, par value $0.0001 per share, 83,000,000 and 95,000,000 shares authorized at December 31, 2017 and 2018, respectively; 8,645,539 and 9,250,485 shares issued and outstanding as of December 31, 2017 and 2018, respectively; 82,978,692 shares issued and outstanding pro forma (unaudited)	1	1	8
Additional paid-in capital	2,540	3,735	153,126
Accumulated deficit	(93,283)	(129,354)	(129,354)

Total stockholders’ (deficit) equity	(90,742)	(125,618)	$23,780

Total liabilities, convertible preferred stock and stockholders’ deficit	$46,385	$32,368

See accompanying notes to the financial statements.

PELOTON THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2017	2018
Operating expenses:
Research and development	$23,075	$31,559
General and administrative	4,745	5,533

Total operating expenses	27,820	37,092

Loss from operations	(27,820)	(37,092)
Other income:
Interest income	362	628
Fair value adjustments to Series D purchase rights	2,526	—
Other	—	393

Total other income	2,888	1,021

Net loss	$(24,932)	$(36,071)

Net loss per share, basic and diluted	$(3.40)	$(4.37)

Weighted-average shares outstanding, basic and diluted	7,338,805	8,254,263

Pro forma net loss per share, basic and diluted—unaudited		$(0.45)

Pro forma weighted average shares outstanding, basic and diluted—unaudited		79,460,066

See accompanying notes to the financial statements.

PELOTON THERAPEUTICS, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2016	60,982,693	$108,009	7,991,581	$1	$1,780	$(68,351)	$ (66,570)
Issuance of Series D convertible preferred stock - optional tranche, net of issuance costs of $9	7,149,087	23,225	—	—	—	—	—
Exercise of stock options and vesting of early exercised shares	—	—	653,958	—	269	—	269
Stock-based compensation expense	—	—	—	—	491	—	491
Net loss	—	—	—	—	—	(24,932)	(24,932)

Balance, December 31, 2017	68,131,780	$131,234	8,645,539	$1	$2,540	$(93,283)	$ (90,742)
Issuance of Series D convertible preferred stock, net of issuance costs of $25	5,596,427	18,164	—	—	—	—	—
Exercise of stock options and vesting of early exercised shares	—	—	604,946	—	345	—	345
Stock-based compensation expense	—	—	—	—	850	—	850
Net loss	—	—	—	—	—	(36,071)	(36,071)

Balance, December 31, 2018	73,728,207	$149,398	9,250,485	$1	$3,735	$(129,354)	$(125,618)

See accompanying notes to the financial statements.

PELOTON THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2017	2018
Cash flows from operating activities:
Net loss	$(24,932)	$(36,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	394	503
Stock-based compensation expense	491	850
Fair value adjustments to Series D purchase rights	(2,526)	—
Gain on disposal of property and equipment	—	(42)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	96	(303)
Accounts payable	1,498	128
Accrued clinical and development costs	1,133	955
Accrued expenses and other liabilities	780	763

Net cash used in operating activities	(23,066)	(33,217)

Cash flows from investing activities:
Purchases of property and equipment	(197)	(725)
Proceeds from disposal of property and equipment	—	52

Net cash used in investing activities	(197)	(673)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	23,225	18,164
Proceeds from exercise of common stock options, net of repurchases	341	500

Net cash provided by financing activities	23,566	18,664

Net increase (decrease) in cash and cash equivalents	303	(15,226)
Cash and cash equivalents, beginning of period	44,809	45,112

Cash and cash equivalents, end of period	$45,112	$29,886

Non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$222	$304

Landlord incentives for construction of leasehold improvements	$—	$613

Vesting of early exercised stock options	$139	$227

See accompanying notes to the financial statements.

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(1)	Organization and Operations

Peloton Therapeutics, Inc. (the “Company”) was incorporated as a Delaware corporation in August 2010 and its principal executive offices are located in Dallas, Texas. The Company is a clinical stage biopharmaceutical company focused on translating novel scientific insights into first-in-class medicines for patients with cancer and other debilitating or life-threatening conditions. The Company’s lead drug candidate is a small molecule which targets HIF-2α, a transcription factor implicated in the development and progression of renal and other cancers.

Since inception, the Company has devoted substantially all of its efforts to research and development activities, including the conduct of clinical trials. The Company has not completed the development of any drug candidates and is subject to a number of risks similar to those of other clinical stage companies in the biotechnology industry, including, without limitation, dependence on key individuals, the difficulties inherent in the development of commercially viable drugs, the need to obtain additional capital necessary to fund the development of its drug candidates, development by the Company or its competitors of technological innovations, risks of failure of clinical trials, protection of proprietary technology, compliance with government regulations and ability to transition to large-scale production of drugs.

As of December 31, 2018, the Company had an accumulated deficit of $129.4 million and expects to continue incurring losses for the foreseeable future. To date, the Company has financed its operations primarily through private placements of convertible preferred stock. At December 31, 2018, the Company had cash and cash equivalents of $29.9 million. Going forward, the Company will need to seek additional financing and/or strategic investments. There can be no assurance that any additional financing or strategic investments will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it will most likely be required to reduce its plans and/or certain discretionary spending, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and, in the opinion of management, include all adjustments necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows for each period presented.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. To date, the Company has operated and managed its business as one segment.

Unaudited Pro Forma Information

Immediately prior to the completion of this offering, all outstanding shares of convertible preferred stock will automatically convert into common stock. Unaudited pro forma balance sheet information as of December 31, 2018 assumes the conversion of all outstanding convertible preferred stock into shares of common stock. The shares of common stock issuable and the proceeds expected to be received in the initial public offering are excluded from such pro forma financial information. Pro forma basic and diluted net loss

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

per share has been computed to give effect to the conversion of all outstanding convertible preferred stock into shares of common stock. The unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the initial public offering. The unaudited pro forma net loss per share for the year ended December 31, 2018 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates if later.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all investments in highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. The Company’s cash equivalents consist of money market funds and are stated at fair value.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents primarily with one financial institution which is federally insured. Some of these financial instruments are in excess of federally insured limits and as a result, could potentially expose the Company to significant concentrations of credit risk. To date, the Company has not experienced any losses associated with this credit risk and continues to believe that this exposure is not significant.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of financial instruments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and are unobservable.

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, which is typically three years for computer equipment, three to five years for laboratory equipment, five years for furniture and fixtures, and in the case of leasehold improvements, the shorter of the estimated useful lives of the assets or the term of the lease. Repair and maintenance costs that do not improve service potential or extend an asset’s economic life are recorded as an expense when incurred.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when impairment indicators are present. If impairment indicators exist, management determines whether impairment in value has occurred by comparing the estimated undiscounted cash flows from future operations with the carrying values of the assets. Management considers several indicators in assessing impairment, including trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. No impairment charges were recorded during the years ended December 31, 2017 and 2018.

Income Taxes

The Company uses the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

As required by GAAP, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company is subject to examination of its income tax returns in the federal and state income tax jurisdictions in which it operates. As of December 31, 2017 and 2018, the Company had no significant uncertain tax positions.

Operating Leases

The Company leases laboratory and office space in Dallas, Texas under a lease arrangement classified as an operating lease. The lease contains provisions under which the Company has rent holidays for certain months, the monthly rent escalates over time, and the lessor will reimburse the Company for specified amounts of leasehold improvements. When lease agreements contain rent holidays and escalating rent clauses, the Company recognizes rent expense on a straight-line basis over the term of the lease. When lease agreements provide allowances for leasehold improvements, the Company initially capitalizes the leasehold

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

improvement assets and recognizes an offsetting deferred rent liability. Thereafter, the Company recognizes the related depreciation expense on a straight-line basis over the lesser of the lease term or the estimated useful life of the asset, and reduces rent expense on a straight-line basis over the term of the lease by the amount of the allowances provided.

Research and Development Expenses

Research and development costs include costs incurred in identifying, developing and testing drug candidates and generally comprise compensation and related benefits and non-cash stock-based compensation to employees engaged in research and development functions; laboratory costs, maintenance and supplies; rent; utilities; clinical and preclinical expenses, including manufacturing related costs; payments for sponsored research, scientific and regulatory consulting fees and testing; and payments made under third-party licensing agreements.

The Company’s estimate of accrued clinical development costs involves reviewing quotations and contracts, identifying services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost. The majority of the Company’s service providers invoice the Company monthly in arrears for services performed or when contractual milestones are met. The Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known to it at that time. The significant estimates in the Company’s accrued research and development expenses are related to expenses incurred with respect to academic research centers, contract research organizations, and other vendors in connection with research and development activities for which it has not yet been invoiced.

There may be instances in which the Company’s service providers require advance payments at the inception of a contract or in which payments made to these vendors will exceed the level of services provided, resulting in a prepayment of the research and development expense. Such prepayments are charged to research and development expense as and when the service is provided or when a specific milestone outlined in the contract is reached.

Stock-Based Compensation

The Company accounts for stock-based awards issued to employees in accordance with ASC Topic 718, Compensation—Stock Compensation (“ASC 718”) and recognizes stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period. In addition, the Company issues stock options and restricted shares of common stock to non-employees in exchange for consulting services and accounts for these in accordance with ASC Subtopic 505-50, Equity-Based Payments to Non-employees (“ASC 505-50”). Under ASC 505-50, stock-based awards to non-employees are subject to periodic fair value re-measurement over their vesting terms.

For purposes of calculating stock-based compensation, the Company estimates the fair value of stock options using a Black-Scholes option-pricing model. The determination of the fair value of stock-based payment awards utilizing the Black-Scholes model is affected by the Company’s common stock valuation and a number of assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends. The expected volatility is primarily based on the historical volatility of peer company data while the expected term of the stock options is estimated on a formula basis. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected terms of the Company’s stock options. The dividend yield assumption is based on the Company’s history and expectation of no dividend payouts. If factors change and the Company employs different assumptions, stock-based compensation

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

expense may differ significantly from what has been recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors which become known over time, specifically with respect to anticipated forfeitures, the Company may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may materially impact the Company’s results of operations in the period such changes are made.

Fair Value Adjustments to Series D Purchase Rights

In conjunction with the sale and issuance of Series D convertible preferred stock (“Series D”) in 2016, the Company provided the Series D holders with future rights to purchase up to an aggregate of 8,063,706 additional Series D shares at $3.25 per share. The Series D holders had until February 28, 2017 to exercise these purchase rights. The Company determined that the right of the Series D holders to purchase additional shares of Series D convertible preferred stock met the definition of a freestanding financial instrument and should be recognized as a liability at fair value under ASC 480-10, Distinguishing Liabilities from Equity. Accordingly, upon the closing of the Series D financing in 2016, the Company had recognized a purchase rights liability of $4.3 million which represented the fair value of the future obligation to Series D holders. The Company had determined the fair value of the purchase rights liability at each reporting period using a Black-Scholes option pricing model with fair value changes being recognized as other income in the statement of operations. During the first quarter of 2017, the Company recognized total other income of $2.5 million, associated with the change in fair value of the purchase rights liability during the period from December 31, 2016 to February 28, 2017, the date on which these purchase rights were exercised by the Series D holders.

Comprehensive Loss

Comprehensive loss consists of net loss and changes in equity during a period from transactions generated from non-owner sources. For each of the years ended December 31, 2017 and 2018, the Company’s net loss equals comprehensive loss.

Net Loss per Share

Basic and diluted net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Potentially dilutive securities, which include convertible preferred stock and common stock options, have been excluded from the computation of diluted net loss per share as the effect of their inclusion would be anti-dilutive. For each of the years ended December 31, 2017 and 2018, diluted net loss per share is the same as basic net loss per share due to the Company’s net loss position.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases under GAAP. The standard requires, in most instances, a lessee to recognize on its balance sheet a liability to make lease payments and also a right-of-use asset representing its right to use the underlying asset for the lease term. For public entities, the standard is effective for fiscal years beginning after December 15, 2018. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company plans to adopt this standard as of January 1, 2019 and although it continues to evaluate the impact that

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

adopts this standard will have on its financial statements, the Company anticipates there will be an increase in assets and liabilities recorded on its balance sheets due to the recognition of righ-to-use assets and corresponding lease liabilities as adoption, which may be material.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends ASC 718, Compensation—Stock Compensation. The amendments simplify several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeitures, and classification on the statement of cash flows. For public entities, the standard was effective for fiscal years beginning after December 15, 2016, including interim periods within those years. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. Early adoption was permitted. The Company adopted this standard as of January 1, 2018 with no material impact on its financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting, which amends ASC Topic 718, Compensation—Stock Compensation. The amendments provide guidance about which changes to the terms or conditions of a stock-based payment award require an entity to apply modification accounting in Topic 718. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard as of January 1, 2018 with no material impact on its financial statements.

(3)	Fair Value Measurements

Certain assets and liabilities are measured at fair value in the Company’s financial statements or have fair values disclosed in the notes to the financial statements. These assets and liabilities are classified into one of three levels of a hierarchy defined by GAAP. The Company’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The following fair value hierarchy table presents information about each major category of the Company’s financial assets and liabilities measured at fair value (in thousands):

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value	Total Carrying Value
At December 31, 2017
Assets:
Cash and cash equivalents	$45,112	$—	$—	$45,112	$45,112

Total assets	$45,112	$—	$—	$45,112	$45,112

At December 31, 2018:
Assets:
Cash and cash equivalents	$29,886	$—	$—	$29,886	$29,886

Total assets	$29,886	$—	$—	$29,886	$29,886

During the years ended December 31, 2017 and 2018, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(4)	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	At December 31,
	2017	2018
Laboratory equipment	$3,207	$2,890
Leasehold improvements	412	942
Furniture and fixtures	156	510
Computer equipment and other	179	205

Property and equipment, gross	3,954	4,547
Less: Accumulated depreciation and amortization	(3,293)	(2,980)

Property and equipment, net	$661	$1,567

Depreciation and amortization expense was $394,000 and $503,000 for the years ended December 31, 2017 and 2018, respectively.

(5)	Income Taxes

For each of the years ended December 31, 2017 and 2018, the Company did not record a current or deferred income tax expense or benefit. The provision for income taxes differs from the amount expected by applying the federal statutory rate to the loss before taxes as follows:

	Year Ended December 31,
	2017	2018
Federal statutory income tax rate	34.0%	21.0%
Research and development tax credits	3.1	2.6
Change in valuation allowance	10.9	(23.6)
Tax reform—tax rate change	(48.0)	0.0

Effective tax rate	0.0%	0.0%

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2017 and 2018, the significant components of the Company’s deferred tax assets were as follows (in thousands):

	At December 31,
	2017	2018
Deferred tax assets:
Net operating loss carryforwards	$19,965	$27,284
Accruals and other	1,850	3,139
Depreciation and amortization	9	—

Total deferred tax assets	21,824	30,423
Deferred tax liabilities:
Depreciation and amortization	—	(95)

Total deferred tax liabilities	—	(95)
Deferred tax asset valuation allowance	(21,824)	(30,328)

Net deferred tax assets	$—	$—

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018, the Company had net operating losses of approximately $129.9 million that may be applied against future taxable income and expire in various years ranging from 2031 to 2038.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on its history of operating losses, the Company has concluded that as of December 31, 2018, it is more likely than not that the benefit of its deferred tax assets will not be realized. Therefore, any tax benefits to be realized in future years as a result of the utilization of the Company’s net operating loss carryforwards as of December 31, 2018, computed based on statutory federal and state rates, are completely offset by valuation allowances established because realization of the deferred tax benefits is not considered more likely than not as of that date. The valuation allowance increased by approximately $8.5 million during the year ended December 31, 2018 due primarily to the net operating loss generated by the Company in 2018. In December 2017, the Tax Cuts and Jobs Act was signed into law and became effective January 1, 2018, and one of its significant changes was a reduction of the corporate income tax rate to 21%. As a result of this rate change, the Company’s deferred tax assets and associated valuation allowance as of December 31, 2017 decreased by approximately $12.0 million. The rate change had no impact on the Company’s income tax provision.

The Company’s net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and applicable state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Since its inception, the Company has completed several private placements of its convertible preferred stock which could have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code. Subsequent ownership changes may further affect the limitation in future years. As of December 31, 2018, the Company had not conducted any studies to determine the annual limitations, if any, that could result from such changes in the ownership interest of significant stockholders.

The Company files income tax returns in the United States and in the state of Texas. The federal and state income tax returns are generally subject to tax examinations for tax periods of three to four years. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities, to the extent such attributes are utilized in a future period.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2018, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations for either of the years ended December 31, 2017 and 2018.

(6)	Stock-based Compensation Awards

In October 2010, the Company’s board of directors approved the 2010 Equity Incentive Plan (the “Plan”) to provide long-term incentives for its employees, non-employee directors and certain consultants. As of December 31, 2018, the Company was authorized to issue a total of 14,588,176 shares of common stock under the Plan, as amended, and as of that date, a total of 1,464,495 shares remained available for future issuance. To date, the Company has issued both stock options and restricted stock awards under the Plan.

The Company’s board of directors has the authority to select the individuals to whom stock-based awards are granted and to determine the terms of each award, including (i) the number of shares of common stock

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

subject to a stock option or restricted stock award; (ii) the date on which the stock option becomes exercisable; (iii) the option exercise price, which, in the case of stock options, must be at least 100% of the fair market value of the common stock as of the date of grant; (iv) the vesting term; and (v) the duration of the option (which, in the case of stock options, may not exceed ten years). Stock options typically vest over a four-year period.

A summary of the stock option activity is as follows:

	Year Ended December 31,
	2017		2018
	Shares	Weighted Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	1,873,583	$0.30	3,803,083	$0.63
Granted	2,816,000	0.80	2,940,350	1.09
Exercised	(658,583)	0.52	(656,404)	0.80
Cancelled and forfeited	(227,917)	0.33	(118,833)	1.03
Expired	—	—	—	—

Outstanding, end of year	3,803,083	$0.63	5,968,196	$0.83

Exercisable, end of year	1,069,995		2,013,235

Weighted-average fair value of options granted during the year	$0.52		$0.71

As of December 31, 2018, the aggregate intrinsic value of all outstanding stock options was $3.3 million and for exercisable stock options was $1.7 million. The total intrinsic value of options that were exercised during 2018 was $156,000. The intrinsic value per option at December 31, 2018 is calculated as the difference between the exercise price of the underlying option and the estimated fair value of the Company’s common stock on that date, which was $1.38 per share. The total fair value of options that vested during the fiscal year ended December 31, 2018 was $805,000.

Unrecognized compensation expense related to non-vested employee stock options amounted to $2.2 million as of December 31, 2018. Such compensation expense is expected to be recognized over a weighted-average period of 2.85 years.

In accounting for stock options to non-employees, the fair value of services related to the options granted are generally recorded as an expense as these services are provided to the Company over the relating service periods. The Company re-measures any non-vested, non-employee options to fair value at the end of each reporting period using the Black-Scholes pricing model.

Stock-based compensation expense amounted to $491,000 and $850,000 for the years ended December 31, 2017 and 2018, respectively. The table below shows the allocation of this stock-based compensation expense (in thousands):

	Year Ended December 31,
	2017	2018
Research and development	$258	$463
General and administrative	233	387

Total	$491	$850

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The fair value of each option granted is estimated on the grant date using the Black-Scholes stock option pricing model. The following assumptions were made in estimating fair value:

Assumption	Year Ended December 31,
	2017	2018
Dividend yield	0.00%	0.00%
Expected term (in years)	5.90 - 9.99	5.04 - 9.91
Risk-free interest rate	1.9% to 2.2%	2.6% to 3.0%
Expected volatility	69.0% - 74.6%	69.7% - 71.8%

The dividend yield is based upon the assumption that the Company will not declare a dividend over the life of the options. Since adopting ASC 718, the Company has been unable to use historical employee exercise and option expiration data to estimate the expected term assumption for the Black-Scholes grant-date valuation. The Company therefore has utilized the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, to estimate on a formula basis the expected term of the Company’s stock options considered to have “plain vanilla” characteristics. The risk-free interest rate is based on the U.S. Treasury yield curve on the date of valuation. The Company calculates expected volatility based on reported data for other similar companies that are publicly traded and for which historical information is available. The group of similar publicly traded companies was determined based upon companies considered to be direct competition or having been presented by independent parties as a “comparable” company based upon market sector. Stock-based compensation expense recognized in the statements of operations for the years ended December 31, 2017 and 2018 does not reflect tax related effects on stock-based compensation given the Company’s historical and anticipated operating losses and offsetting changes in its valuation allowance that fully reserves against potential deferred tax assets.

Options Subject to Early Exercise

Certain option holders are permitted to exercise stock options before they are vested. Such unvested shares are subject to repurchase by the Company at the original exercise price in the event the option holder’s service to the Company is terminated either voluntarily or involuntarily. As a result of early exercises under the Plan, approximately 863,439 and 680,247 shares had not vested and were subject to repurchase as of December 31, 2017 and 2018, respectively. The Company treats cash received from the exercise of unvested options as refundable deposits and classifies such amounts on its balance sheets as current or long-term liabilities based on the timing of expected vesting of the stock options. As of December 31, 2017 and 2018, the Company had total liabilities associated with cash received for the early exercise of unvested options of $323,000 and $477,000, respectively, recorded on its balance sheets. Amounts included in liabilities are transferred into common stock and additional paid-in capital as the awards vest, which is generally over a period of 48 months.

(7)	Commitments and Contingencies

Lease

Following expiration of the prior lease agreement on June 30, 2017, the Company negotiated and renewed its operating lease with the Board of Regents of the University of Texas System during the year ended December 31, 2017. Under the terms of the new lease agreement, the Company leases approximately 26,400 square feet of laboratory and office space in Dallas, Texas, where the Company’s corporate headquarters are located, for a five-year term ending June 30, 2022. In addition, the Company leases approximately 1,000 square feet of office space in San Francisco, California under a short-term lease arrangement that has renewal options.

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2018, rent expense under these operating lease arrangements amounted to $694,000 and $764,000, respectively.

Future annual minimum lease payments (in thousands) under these non-cancelable operating leases are as follows:

Year Ending December 31,	Amount
2019	$985
2020	798
2021	822
2022	417

$3,022

Cancer Prevention and Research Institute of Texas (“CPRIT”) Grant

In August 2010, the Company entered into a contract with CPRIT under the terms of which the Company was awarded a grant to support qualifying research efforts in several areas, including the discovery of HIF inhibitors. CPRIT was entitled to receive milestones and royalties on any products resulting from the supported research. Although the grant was to be paid to the Company in several trances, the Company received only one payment of $3.2 million in 2011 which is used to fund the research and development of its programs. In May 2017, the Company entered into an agreement with CPRIT terminating the original grant contract. Under the terms of the 2017 agreement, the Company will be obligated to make payments to CPRIT of up to $3.8 million in aggregate if certain development, regulatory and commercial milestones are successfully achieved. The commercial milestones are subject to minimum annual sales targets and the Company is not obligated to make such commercial milestone payments unless and until annual sales of a product under the agreement exceed a designated threshold.

As of December 31, 2018, none of these milestones had been achieved and as a result, such contingencies have not been recorded in the Company’s financial statements. Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful achievement of these development, regulatory and commercial milestones. There is uncertainty regarding the various activities and outcomes needed to reach these milestones, and they may not be achieved.

License Agreement with the University of Texas System

In November 2011, the Company entered into a license agreement with the University of Texas System on behalf of The University of Texas Southwestern Medical Center (“UTSW”), which was amended in February 2013 and June 2015. Under the license agreement, UTSW has granted to the Company an exclusive worldwide license to develop and commercialize products covered by the UTSW licensed intellectual property for all therapeutic, diagnostic and prophylactic applications. As consideration for entering into the license agreement, the Company issued 15,000 shares of its common stock to UTSW.

Under the license agreement, the Company is obligated to make milestone payments to UTSW aggregating up to $750,000 upon the achievement of specified clinical development and regulatory approval milestones per product if covered by the licensed technology (or up to $1,500,000 per product if covered by the licensed iron overload technology). As of December 31, 2018, the Company had paid an aggregate of $150,000 in clinical development milestones to UTSW. In addition to these clinical development and regulatory approval milestones, the Company is obligated to pay low single-digit royalties on net sales of products (other than iron overload products) if covered by the licensed technology in each country until the patents upon which such royalties are based in such country expire or are held invalid or, if such product is

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

not covered by a licensed patent but is derived by the Company from materials provided by UTSW, until expiration of a specified number of years after the first commercial sale of the product.

As of December 31, 2018, no other milestones had been achieved and as a result, such contingencies have not been recorded in the Company’s financial statements. Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful achievement of these clinical development and regulatory milestones. There is uncertainty regarding the various activities and outcomes needed to reach these milestones, and they may not be achieved.

Legal Matters

From time to time, the Company may be involved in claims and legal actions that arise in the normal course of business. As of December 31, 2018, the Company was not party to any legal proceedings.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2018 and 2018.

(8)	Convertible Preferred Stock and Stockholders’ Equity

Convertible Preferred Stock

The Company has issued Series A convertible preferred stock (“Series A”), Series B convertible preferred stock (“Series B”), Series C convertible preferred stock (“Series C”), and Series D.

As of December 31, 2017, the outstanding shares of convertible preferred stock were as follows (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Net Proceeds	Liquidation Amount
Series A	17,100,000	17,100,000	$17,034	$17,100
Series B	11,000,000	10,080,000	12,564	12,600
Series C	18,900,000	17,999,990	31,454	31,500
Series D	25,000,000	22,951,790	70,182	74,593

Total	72,000,000	68,131,780	$131,234	$135,793

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018, the outstanding shares of convertible preferred stock were as follows (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Net Proceeds	Liquidation Amount
Series A	17,100,000	17,100,000	$17,034	$17,100
Series B	11,000,000	10,080,000	12,564	12,600
Series C	18,900,000	17,999,990	31,454	31,500
Series D	30,700,000	28,548,217	88,346	92,781

Total	77,700,000	73,728,207	$149,398	$153,981

The Company recorded all issued shares of convertible preferred stock at fair value on the date of issuance, net of issuance costs. All convertible preferred stock has a par value of $0.0001 per share. The rights, privileges, and preferences of the convertible preferred stock are discussed below.

In conjunction with the sale and issuance in 2016 of 15,802,703 Series D shares at a price per share of $3.25, the Company provided the Series D holders with future rights to purchase up to an aggregate of 8,063,706 additional Series D shares at a price per share of $3.25. The Series D holders had until February 28, 2017 to exercise these purchase rights. The Company determined that the right of the Series D holders to purchase additional Series D shares met the definition of a freestanding financial instrument and should be recognized as a liability at fair value under ASC 480-10, Distinguishing Liabilities from Equity. The Company had determined the fair value of the purchase rights liability at each reporting period using a Black-Scholes option pricing model with fair value changes being recognized as other income in the statement of operations. On February 28, 2017, a majority of the Series D holders exercised their rights to purchase additional shares and as a result, the Company issued and sold an aggregate of 7,149,087 additional Series D shares at a price per share of $3.25, generating total proceeds of $23.2 million, net of issuance costs of $9,000.

Conversion

Each share of Series A, Series B, Series C and Series D is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into an equal number of shares of common stock, subject to adjustment based on the occurrence of certain diluting events. Each share of Series A, Series B, Series C and Series D will be automatically converted into common stock (i) immediately prior to the closing of an initial public offering (“IPO”) pursuant to a registration statement filed under the Securities Act of 1933, as amended, provided, that such IPO generates a certain minimum of gross proceeds to the Company or (ii) upon the consent of the holders of at least a majority of the outstanding convertible preferred stock.

Dividends

The holders of Series A are entitled to receive annual dividends at a rate of $0.08 per share, Series B at a rate of $0.10 per share, Series C at a rate of $0.14 per share and Series D at a rate of $0.26 per share, if and when declared by the board of directors. The right to receive dividends is not cumulative, and no dividends shall be owed to the holders of Series A, Series B, Series C and Series D for a given calendar year if such dividends are not declared by the board of directors. Payment of any dividends to the holders of convertible preferred stock shall be on a pro rata, pari passu basis in proportion to the dividend rates for each series of convertible preferred stock. To date, the Company has not declared any dividends.

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, or a deemed liquidation event, the holders of convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock by reason of their ownership of such stock, an amount per share for each share of convertible preferred stock held by them equal to the sum of (i) $1.00 for Series A, $1.25 for Series B, $1.75 for Series C and $3.25 for Series D and (ii) all declared but unpaid dividends (if any) on such share of convertible preferred stock, or such lesser amount as may be approved by the holders of the majority of the then-outstanding shares of convertible preferred stock, voting as a single class and on an as-converted basis. If upon such liquidation, dissolution, winding up or deemed liquidation event, the assets of the Company legally available for distribution to the holders of convertible preferred stock are insufficient to permit the payment to such holders of the full amounts specified, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of convertible preferred stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to the Company’s certificate of incorporation.

Voting

The holders of convertible preferred stock and the holders of common stock vote together and not as separate classes. Each holder of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of convertible preferred stock held by such holder could be converted as of the record date. The holders of convertible preferred stock are entitled to vote on all matters on which the holders of common stock are entitled to vote. The holders of convertible preferred stock are entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company.

Common Stock

As of December 31, 2018, the Company was authorized to issue 95,000,000 shares of $0.0001 par value common stock, of which a total of 9,250,485 shares were issued and outstanding at that date, including 680,247 shares that had not vested and were subject to repurchase. As of December 31, 2017 and 2018, shares of common stock reserved for future issuance were as follows:

	As of December 31,
	2017	2018
Convertible preferred stock issued and outstanding	68,131,780	73,728,207
Stock options outstanding	3,803,083	5,968,196
Shares available for future grants under the Plan	234,554	1,464,495

Total	72,169,417	81,160,898

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(9)	Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31,
	2017	2018
Numerator:
Net loss	$(24,932)	$(36,071)

Denominator:
Weighted-average common shares outstanding	8,394,796	9,023,210
Less: weighted-average common shares subject to repurchase	(1,055,991)	(768,947)

Weighted-average common shares used to compute basic and diluted net loss per share	7,338,805	8,254,263

Net loss per share—basic and diluted	$(3.40)	$(4.37)

The following outstanding potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have been antidilutive:

	At December 31,
	2017	2018
Convertible preferred stock	68,131,780	73,728,207
Common stock options issued and outstanding	3,803,083	5,968,196
Unvested common stock issued upon early exercise of common stock options	863,439	680,247

Total	72,798,302	80,376,650

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Unaudited Pro Forma Basic and Diluted Net Loss Per Share

The unaudited pro forma basic and diluted loss per share for the year ended December 31, 2018, gives effect to the conversion of all shares of convertible preferred stock upon the closing of the planned IPO by treating all shares of convertible preferred stock as if they had been converted to common stock at the beginning of the earliest period presented, or the date of the original issuance, if later. Shares to be sold in the planned IPO are excluded from the unaudited pro forma basic and diluted net loss per share calculation. The following table sets forth the computation of pro forma basic and diluted net loss per share (in thousands, except share and per share data):

Year Ended December 31, 2018
Numerator:
Net loss	$(36,071)

Denominator
Weighted-average common shares used to compute basic and diluted net loss per share	8,254,263
Pro forma adjustment to reflect assumed conversion of preferred stock	71,205,803

Pro forma weighted average common shares outstanding, basic and diluted	79,460,066

Pro forma net loss per share—basic and diluted	$(0.45)

(10)	Related Party Transactions

The Company has a license agreement with UTSW, who is also a minority stockholder in the Company. See Note 7 of these financial statements. Under a lease agreement that became effective July 1, 2017, the Company also leases approximately 26,400 square feet of laboratory and office space from the Board of Regents of the University of Texas System, an affiliate of UTSW. In addition, the Company conducts sponsored research programs with and retains UTSW to provide certain research and development consulting services, supplies and other research-related services.

A summary of the transactions with UTSW is provided in the table below (in thousands):

	Year Ended December 31,
	2017	2018
Rent for facilities	$667	$619
Sponsored programs	636	621
Consulting and other services	224	268

Total	$1,527	$1,508

As of December 31, 2017 and 2018, amounts of $90,800 and $8,600, respectively, were payable to UTSW for purchases and services rendered to the Company.

(11)	Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan that provides for tax-deferred salary deductions for all its employees. Employee contributions are voluntary and employees may contribute up to 90% of their annual compensation to this plan, subject to the maximum annual contribution amounts determined by

PELOTON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

the Internal Revenue Service. The Company made no matching contributions to the plan for the year ended December 31, 2017. In the fourth quarter of 2017, the Company amended the defined contribution plan to match employees’ contributions up to 5% of compensation beginning January 1, 2018. For the year ended December 31, 2018, matching contributions made by the Company under the plan amounted to $330,000.

(12)	Subsequent Events

On February 6, 2019, the Company granted stock options for the purchase of 3,450,900 shares of common stock at an exercise price of $1.73 per share. The Company’s options generally vest over four years and expire no more than ten years from the date of grant.

On February 14, 2019, the Company sold and issued 39,448,810 shares of Series E convertible preferred stock (“Series E”) at a price of $3.81 per share, generating proceeds of $150.2 million, net of issuance costs amounting to $0.1 million. In connection with this financing, the Company amended and restated its certificate of incorporation to (i) reflect an increase in the number of authorized shares of common stock from 95,000,000 to 135,000,000 shares, (ii) reflect an increase in authorized shares of preferred stock from 77,700,000 to 113,177,017 shares, of which 39,448,810 shares are designated as Series E, (iii) set forth the rights, preferences and privileges of the Series E, (iv) establish that the holders of Series E are entitled to receive dividends, if and when declared by the Board of Directors, at the rate of $0.30 per share per annum, and (v) establish the Series E original issuance price at $3.81 per share, subject to adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

The Company has reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2018, through the date of the report of the Independent Registered Public Accounting Firm. No subsequent events have been identified for disclosure, other than the matters noted above.

                Shares

COMMON STOCK

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the Nasdaq listing fee.

Amount to be Paid
SEC Registration Fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and executive officers which would require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or executive officers.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement. The investors’ rights agreement with certain holders of our capital stock also provides for cross-indemnification in connection with the registration of our common stock on behalf of such holders.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2016. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(1) In April 2016, September 2016, February 2017 and June 2018, we issued and sold an aggregate of 28,548,217 shares of our Series D convertible preferred stock at a purchase price of $3.25 per share for aggregate proceeds of approximately $92.8 million to a total of 16 accredited investors.

(2) In February 2019, we issued and sold an aggregate of 39,448,810 shares of our Series E convertible preferred stock at a purchase price of $3.81 per share for aggregate gross proceeds of approximately $150.3 million to a total of 27 accredited investors.

(3) From January 2016 through March 28, 2019, we granted stock options to purchase an aggregate of 10,697,250 shares of common stock upon the exercise of options under our 2010 Plan at exercise prices per share ranging from $0.30 to $1.73, for an aggregate exercise price of approximately $12.2 million.

(4) From January 2016 through March 28, 2019, we issued and sold to certain service providers of ours an aggregate of 2,464,684 shares of common stock upon the exercise of options under our 2010 Plan at exercise prices per share ranging from $0.001 to $1.73, for an aggregate exercise price of approximately $1.3 million.

The offers, sales and issuances of the securities described in Items 15(1) and 15(2) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about the registrant.

The offers, sales and issuances of the securities described in Items 15(3) and 15(4) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under our 2010 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibit and Financial Statement Schedules

(a)    Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement, including Form of Lock-up Agreement.

3.1^	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3^	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated February 14, 2019.

4.2*	Specimen common stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+^	2010 Equity Incentive Plan, as amended, and forms of agreement thereunder.

10.3+*	2019 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.

10.4+*	Offer Letter between the Registrant and John A. Josey, Ph.D.

10.5+*	Offer Letter between the Registrant and Alan A. Musso.

10.6+*	Offer Letter between the Registrant and Mohammad Hirmand, M.D.

10.7+*	Offer Letter between the Registrant and John R. Moore.

10.8+*	Offer Letter between the Registrant and Eli M. Wallace, Ph.D.

10.9^	Lease Agreement between the Registrant and the Board of Regents of The University of Texas System for the use of benefit of The University of Texas Southwestern Medical Center, dated January 27, 2012, as amended.

10.10#^	Exclusive Patent License Agreement between The University of Texas System and the Registrant, effective November 21, 2011, as amended.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-6 to this Form S-1).

*	To be filed by amendment.
^	Previously submitted.
+	Indicated management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) were omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas, on                     , 2019.

PELOTON THERAPEUTICS, INC.

By:
John A. Josey, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John A. Josey, Alan A. Musso and John R. Moore as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and substitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Peloton Therapeutics, Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

John A. Josey, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2019

Alan A. Musso	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019

David V. Goeddel, Ph.D.	Chair of the Board	, 2019

David D. Chang, M.D., Ph.D.	Director	, 2019

Helen S. Kim	Director	, 2019

Brett A. Ringle	Director	, 2019

William R. Sellers, M.D.	Director	, 2019

Steve Winick	Director	, 2019